                                                                  Rule 424(b)(3)
                                                      Registration No. 333-15911

PROSPECTUS SUPPLEMENT DATED FEBRUARY 7, 1997
(to prospectus dated November 14, 1996)

                                 891,645 Shares

                                  DYNAMEX INC.

                                  COMMON STOCK
                                    ________
       Up to a maximum of 891,645 shares of common stock, $.01 par value (the "Common Stock") of Dynamex Inc., a Delaware corporation (the "Company" or "Dynamex"), are being offered from time to time by certain of the Company's stockholders named herein (the "Selling Stockholders") who have received shares of Common Stock as full or partial consideration for acquisitions of delivery businesses consummated by the Company. The Company will not receive any of the proceeds from the sale of the shares of Common Stock by the Selling Stockholders.

       The Common Stock may be offered by the Selling Stockholders from time to time in open market transactions (which may include block transactions), through underwriting syndicates represented by one or more managing underwriters or in private transactions, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices relating to prevailing market prices or at negotiated prices.

       The costs, expenses and fees incurred in connection with the registration of the Common Stock (excluding any selling commissions and brokerage fees incurred by the Selling Stockholders) will be paid by the Company, which has also agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act of 1933 (the "Act").

       SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THE PROSPECTUS DATED NOVEMBER 14, 1996 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK OFFERED HEREBY.

       The shares of Common Stock are traded on the Nasdaq National Market under the symbol "DYMX." The last reported sale price of the Common Stock on the Nasdaq National Market on February 4, 1997 was $10.50 per share.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
          HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
             UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ---------------

           The date of this Prospectus Supplement is February 7, 1997

       THE SECTION OF THE PROSPECTUS DATED NOVEMBER 14, 1996 ENTITLED "SELLING STOCKHOLDERS" HAS BEEN RESTATED IN ITS ENTIRETY AS FOLLOWS:

                              SELLING STOCKHOLDERS

       The table below sets forth the beneficial ownership of the Company's Common Stock by the Selling Stockholders at February 5, 1997. Each of the Selling Stockholders acquired the shares of Common Stock pursuant to the acquisition by the Company of the Acquired Company with which such Selling Stockholder was affiliated, respectively. Each of the Selling Stockholders named below, other than Kenneth H. Bishop and Norman Koppel, currently manages or is otherwise employed or engaged by the Company directly or, with respect to Party Pilot, Inc., indirectly through its stockholder, in connection with the operation of the business of the Acquired Company with which he or she was previously affiliated. The Company is registering the shares of the Selling Stockholders pursuant to registration rights granted to them under agreements relating to the acquisition of their shares. Each of the persons named below has sole voting and investment power with respect to the shares of Common Stock beneficially owned by him or it, as the case may be, (other than Charles H. McLean and Mary Regina McLean who own such shares jointly).



                                               Shares Owned Before                    Shares Owned After
                               Acquired           the Offering          Shares           the Offering          Lock-Up
           Name and            Company        --------------------      Being         ------------------       Expiration
           Address             Affiliation(1)   Number   Percent       Offered(2)     Number  Percent(2)        Date(3)
           --------            -----------      ------   -------       -------        ------  ---------        ---------
Kenneth H. Bishop(4)  . . .     Zipper          56,922      *           56,922            --       --          2/9/97
Norman Koppel . . . . . . .     Seko/Metro      66,250      *           66,250            --       --          2/9/97
Joe Garcia  . . . . . . . .     Seko/Metro       3,750      *            3,750            --       --          2/9/97
James Barsano . . . . . . .     Seko/Metro       5,000      *            5,000            --       --          2/9/97
Edward F. Seidel, Jr. . . .     Seidel Del.     41,563      *           41,563            --       --          2/9/97
Barry J. Steingard  . . . .     Express It     222,125     3.2         222,125            --       --          2/9/97
William Castor. . . . . . .     Express It     222,125     3.2         222,125            --       --          2/9/97
John Groves . . . . . . . .     Boogey          22,920      *           22,920            --       --          6/2/97
Robert Dobrient . . . . . .     Max America     33,500      *           33,500            --       --          3/31/97
Party Pilot, Inc. . . . . .     Priority Parcel 21,490      *           21,490            --       --          6/30/97
Charles H. McLean and
  Mary Regina McLean  . . .     One Hour       100,000     1.4         100,000            --       --          7/31/97
Ransom N. Hundley . . . . .     Eagle Courier   83,098     1.2          83,098            --       --          7/31/97
Frank Vicario . . . . . . .     Eagle Courier   10,032      *           10,032            --       --          7/31/97
Eddie Hall  . . . . . . . .     Eagle Courier    2,870      *            2,870            --       --          7/31/97


_____________

 *       Indicates less than 1%.

(1) Selling Stockholder was a stockholder and, in certain cases, an employee of the Acquired Company set forth next to his name immediately prior to the Company's acquisition of such company.
(2) Because the Selling Stockholders may offer all or some of the shares which they hold pursuant to this Prospectus and because there are currently no agreements, arrangements or understandings with respect to the sale of any shares, the amount of shares that will be held by the Selling Stockholders after completion of any offering hereunder is unknown. However, for the purposes of the above table, it is assumed that all of the shares of Common Stock offered hereby are to be sold.
(3) Selling Stockholder has agreed not to sell any Common Stock or securities exercisable for or convertible into Common Stock until the date set forth in this column without the prior written consent of William Blair & Company, L.L.C. (with respect to the shares locked up until February 9, 1997) or the Company (with respect to the shares locked up after February 9, 1997).
(4)      Selling Stockholder is currently a director of the Company.

              END OF RESTATEMENT OF THE SECTION OF THE PROSPECTUS
            DATED NOVEMBER 14, 1996 ENTITLED "SELLING STOCKHOLDERS"

                              RECENT DEVELOPMENTS

         During the period commencing September 1996 through the beginning of February 1997, the Company acquired the following same-day delivery businesses (each an "Acquired Company"):

                                                                                     Effective Date
         Acquired Company                          Metropolitan Areas Served         of Acquisition
         ----------------                          -------------------------         --------------
         Express It, Inc.                          New York, New York                October 1, 1996
         Dollar Courier                            San Diego, California             October 18, 1996
         Winged Foot Couriers, Inc.                New York, New York                December 1, 1996
         Boogey Transportation Limited             Saskatoon, Saskatchewan           December 1, 1996
         One Hour Delivery Services, Inc.          Dallas, Texas                     January 1, 1997
         Priority Parcel Express, Inc.             Dallas, Texas                     January 1, 1997
         Max America Holdings, Inc.                Dallas, Texas                     January 1, 1997
         Eagle Couriers, Inc.                      Richmond, Virginia                February 1, 1997

         The consideration paid by the Company for the Acquired Companies was determined through arms-length negotiations among the Company and the representatives of the stockholders of the Acquired Companies. The factors considered by the parties in determining the purchase price include, among other things, the historical operating results and the future prospects of the Acquired Companies.

         The Company paid approximately $16.2 million as aggregate consideration for these Acquired Companies, consisting of $8.0 million in cash, $1.9 million of assumed indebtedness (which amount was subsequently repaid by the Company) and 718,160 shares of Common Stock. In addition, in two instances, additional cash consideration may be paid by the Company if such acquired businesses obtain certain performance goals. Based on each of the Acquired Company's most recent annual (or annualized, in certain instances) historical operating results, and as adjusted for certain pro forma items such as changes in owners' compensation, these eight acquired businesses have annual combined revenues of approximately $24.0 million and earnings before interest, taxes, depreciation and amortization of approximately $2.8 million.

         Each of the above referenced acquisitions is being accounted for using the purchase method of accounting. Accordingly, each Acquired Company is included in the Company's consolidated results of operations from the date of its respective acquisition.

         The Company is currently integrating the Acquired Companies into the Company's operating environment. Each Acquired Company has been assigned to the appropriate regional division of the Company. A manager of each Acquired Company has continued to manage such operations after the consummation of the respective acquisition and has been appointed a branch manager. Management is training the staff of the Acquired Companies so that each branch will be able to provide and market the full range of Company services. As soon as practicable and where appropriate, the Company will assimilate each Acquired Company's accounting, payroll and cash management functions, standardize its insurance coverage and employee benefits and supplement or replace the use of the Acquired Company's trade name with "Dynamex."

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS
                           AND RESULTS OF OPERATIONS



         The following discussion should be read in conjunction with the information contained in the financial statements, including the notes thereto, and the other financial information appearing elsewhere in this Prospectus Supplement and in the Prospectus dated November 14, 1996. The following discussion specifically relates to the three- month period ended October 31,1996. Management's Discussion and Analysis of Financial Conditions and Results of Operations for the fiscal years ended July 31, 1996, 1995 and 1994 appears in the Prospectus dated November 14, 1996.

A.       MATERIAL CHANGES IN FINANCIAL CONDITION

         For the three months ended October 31, 1996 the Company's earnings before interest, taxes, depreciation and amortization ("EBITDA") was $1,981,000 compared to $392,000 for the same period one year earlier. This increase reflects the additional cash flow resulting from the acquisitions made during the twelve months ended October 31, 1996.

         Net proceeds of the Company's initial public offering (the "IPO") of its Common Stock, which was consummated in August 1996, were approximately $21.4 million. Approximately $8.4 million of this amount was utilized to consummate certain acquisitions at the time of the IPO and the balance was utilized to reduce long-term debt.

         Subsequent to the IPO, the Company has completed eight acquisitions with total consideration of approximately $16.2 million, consisting of approximately $8.0 million in cash, assumption of approximately $1.9 million of indebtedness (which was subsequently paid by the Company) and 718,160 shares of Common Stock. Aggregate annual revenues for these acquired businesses, based on the most recent annual (or annualized, in certain instances) historical results for such companies, and as adjusted for certain pro forma items such as changes in owners' compensation) is approximately $24.0 million.

         As of February 1, 1997, amounts outstanding under the Company's $40 million revolving credit facility amount to approximately $ 17.5 million.

         The Company anticipates utilizing its cash flow from operations, proceeds from its revolving credit facility and the issuance of additional shares of its common stock to complete additional acquisitions in the coming months. The Company anticipates that these sources of capital will be sufficient to fund its acquisition program for the next 15 to 21 months. Should the size and number of such acquisitions exceed anticipated levels, or should sellers be unwilling to accept the Company's common stock as partial consideration, the Company may be forced to seek additional sources of capital such as the issuance of debt or equity securities or additional bank borrowings. There is no assurance that such sources of capital will be available to the Company or that they will be available on terms acceptable to the Company. Accordingly, the Company's acquisition and expansion program could be negatively affected by these factors.

B.       MATERIAL CHANGES IN RESULTS OF OPERATIONS

         In December 1995, the Company acquired the ground courier operations of Mayne Nickless which resulted in the Company gaining operations in San Diego, Los Angeles, San Francisco, Seattle, Vancouver, Pittsburgh, Boston, Washington, D.C., and Baltimore. In August 1996, concurrently with the closing of its IPO, the Company completed five acquisitions with operations in Winnipeg, Halifax, Chicago, Columbus, Ohio, and New York. All of these acquisitions have been accounted for using the purchase method of accounting. Therefore, the results of operations of the acquired companies are included with those of the Company as of the date of the acquisition.

         The pro forma results of operations present the results of operations of the Company as if the IPO acquisitions had occurred as of the beginning of the period presented and as if the IPO had occurred as of July 31, 1996.

         The following table sets forth certain items from the Company's consolidated statements of operations expressed as a percentage of sales:



                                                         Three Months Ended                    Three Months Ended
                                                            October 31,                            October 31,
                                                       1995               1996                1995             1996
                                                   -----------         -----------        -----------       -----------
                                                                                                    Pro Forma
             Sales                                      100%               100%                100%             100%
             Cost of sales                             71.5               66.9                65.3             66.7
                                                      -----               ----                ----             ----
                 Gross profit                          28.5               33.1                34.7             33.3


             Selling, general and
               administrative expenses                 25.6               25.8                29.3             25.9
             Depreciation and amortization              2.0                2.5                 2.6              2.5
             Operating profit                           0.9                4.8                 2.8              4.8
                                                      -----               ----                ----             ----
             Interest expense                           1.3                1.0                 2.0              0.7
                                                      -----               ----                ----             ----


            Income (loss) before taxes
              and extraordinary item                  (0.4)%               3.8%               0.8%              4.1%
                                                      =====               ====                ====             ====



Three months ended October 31, 1995 vs. three months ended October 31, 1996.

         Sales increased $13,495,000 (100.6%) due primarily to the acquisition of the Mayne Nickless operations which occurred in December 1995 and the acquisitions made at the time of the IPO in August 1996. Sales from these acquisitions accounted for approximately $12,500,000 of the increase. Sales from acquisitions completed subsequent to the IPO were approximately $280,000 during the 1996 period.

         Cost of sales increased $8,407,000 (87.7%), reflecting the acquisitions described above. As a percentage of sales, such amounts decreased from 71.5% to 66.9%. This change reflects the higher gross profit of Mayne Nickless and the IPO acquisition companies. The business of those operations consisted almost entirely of "on-demand" services. These services generally have a higher gross margin than the "scheduled" or "fleet management" services which comprised a larger portion of the business mix for the historical operations of the Company.

         Selling, general and administrative expenses increased $3,499,000 (102.1%) due to costs associated with the Mayne Nickless and IPO acquisitions. As a percentage of sales, these expenses increased slightly from 25.6% to 25.8%. This reflects the higher administrative costs associated with "on-demand" services. This increase was offset by the elimination of certain administrative costs associated with revenue from certain unprofitable business in Western Canada and Arizona which was discontinued. In addition, other costs were eliminated through the consolidation of administrative and support functions in certain branches.

         Depreciation and amortization increased both in absolute terms, $416,000 (155.2%), and as a percentage of sales, 2.0% to 2.5%. These increases result from depreciation of assets acquired with the acquisitions discussed above, including intangible assets such as goodwill.

         Interest expense increased $88,000 (48.1%) due to the debt incurred to finance the acquisition of the Mayne Nickless operations. A portion of this debt was retired in August 1996 with proceeds of the IPO and the balance of the debt was refinanced at a lower interest rate. Therefore, as percentage of sales, interest expense decreased from 1.3% to 1.0%.

         Results of operations for the three months ended October 31, 1996 include an extraordinary charge of $335,000, net of income taxes, resulting from the early retirement of the Company's Junior Subordinated Debentures concurrently with the IPO.

Pro forma three months ended October 1995 to pro forma three months ended October 31, 1996.

         Sales increased $2,637,000 (10.5%) due primarily to increased sales to regional and national accounts in Canada. The increase from these additional sales was affected by a decline in revenues of approximately $1,000,000 in Western Canada and Arizona due to the discontinuation of certain unprofitable business in these areas.

         Cost of sales increased $2,109,000 (12.9%) due primarily to the above increase in sales. As a percentage of sales, cost of sales increased from 65.3% to 66.7%. This increase results primarily from the discontinued business discussed above. This discontinued business was primarily "scheduled" service which has a generally lower gross margin.

         Selling, general and administrative expenses decreased $166,000 (2.3%), despite increased costs in the 1996 quarter related to the Company's reporting and other obligations as a new public company. The decrease resulted from offset by the elimination of certain administrative costs associated with the discontinued revenue in Western Canada and Arizona. In addition, other costs were eliminated through the consolidation of administrative and support functions in certain branches.

         Depreciation and amortization increased $62,000 (9.7%) due to additions to fixed assets such as computer hardware and software. As a percentage of sales, depreciation and amortization was essentially unchanged between the periods.

         Interest expense decreased in absolute terms by $322,000 (63.0%) and as a percentage of sales, 2.0% to 0.7%. This decrease results from the reduction of outstanding debt with a portion of the proceeds of the IPO and from lower interest rates associated with the Company's amended bank credit facility.

                         INDEX TO FINANCIAL STATEMENTS



DYNAMEX INC. AND SUBSIDIARIES
    Condensed Consolidated Balance Sheets, July 31, 1996 and October 31, 1996 (Unaudited)   . . .     SF-2

    Condensed Consolidated Statements of Operations (Unaudited) for the three-month period
         ended October 31, 1996 and Pro Forma . . . . . . . . . . . . . . . . . . . . . . . . . .     SF-3

    Condensed Consolidated Statements of Cash Flows (Unaudited) for the three-month period
         ended October 31, 1996 and Pro Forma . . . . . . . . . . . . . . . . . . . . . . . . . .     SF-4

    Notes to the Consolidated Financial Statements  . . . . . . . . . . . . . . . . . . . . . . .     SF-5

DYNAMEX INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In Thousands Except Per Share Data)

                                                                                 July 31,                 October 31,
                                                                                   1996                       1996
                                                                          -------------------       --------------------
 ASSETS                                                                                                  (Unaudited)

 CURRENT
   Cash and cash equivalents                                               $              894       $              1,372
   Accounts receivable - net                                                           11,141                     14,837
   Prepaid and other current assets                                                       856                      1,745
                                                                          -------------------       --------------------
                                                                                       12,891                     17,954

 PROPERTY AND EQUIPMENT - net                                                           2,047                      3,300
 INTANGIBLES - net                                                                     18,196                     28,791
 DEFERRED OFFERING EXPENSES                                                               763                          -
 OTHER ASSETS                                                                           1,102                      1,312
                                                                           ------------------        -------------------

                                                                          $            34,999       $             51,357
                                                                          ===================       ====================
 LIABILITIES

 CURRENT
   Accounts payable                                                        $            1,088       $              1,150
   Accrued liabilities                                                                  5,446                      8,149
   Current portion of long-term debt                                                    2,271                        378
                                                                           ------------------        -------------------
                                                                                        8,805                      9,677

 LONG-TERM DEBT                                                                        20,036                      9,090
                                                                           ------------------        -------------------
                                                                                       28,841                     18,767
                                                                           ------------------        -------------------
 COMMITMENTS AND CONTINGENCIES

 STOCKHOLDERS' EQUITY
   Preferred stock; 10,000,000 shares authorized;
    none outstanding                                                                        -                          -
   Common stock 50,000,000 shares authorized;
    2,543,460 and 6,691,195 shares outstanding                                             25                         67
   Stock warrants                                                                         624                          -
   Additional paid-in capital                                                           8,756                     35,438
   Accumulated deficit                                                                 (3,262)                    (3,181)

   Unrealized foreign currency translation adjustment                                      15                        266
                                                                           ------------------        -------------------
                                                                                        6,158                     32,590
                                                                           ------------------        -------------------
                                                                           $           34,999       $             51,357
                                                                           ==================       ====================



          See accompanying notes to consolidated financial statements

DYNAMEX INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands Except Per Share Data)
(Unaudited)

                                                                Three Months Ended                  Three Months Ended
                                                                    October 31,                        October 31,
                                                        -------------------------------     ------------------------------
                                                                                                        Pro Forma

                                                             1995             1996               1995            1996
                                                        --------------   --------------     --------------   -------------
 SALES                                                  $       13,405   $       26,900     $       25,018   $      27,655

 COST OF SALES                                                   9,587           17,994             16,344          18,453
                                                        --------------   --------------     --------------   -------------
 GROSS PROFIT                                                    3,818            8,906              8,674           9,202

 SELLING, GENERAL AND
   ADMINISTRATIVE EXPENSES                                       3,426            6,925              7,328           7,162

 DEPRECIATION AND AMORTIZATION                                     268              684                638             700
                                                        --------------   --------------     --------------   -------------

 OPERATING INCOME                                                  124            1,297                708           1,340

 INTEREST EXPENSE                                                  183              271                511             189
                                                        --------------   --------------     --------------   -------------

 INCOME (LOSS) BEFORE TAXES                                        (59)           1,026                197           1,150

 INCOME TAXES                                                        4              408                 88             458
                                                        --------------   --------------     --------------   -------------

 INCOME BEFORE EXTRAORDINARY ITEM                                 (63)              618                109             692


 EXTRAORDINARY ITEM - Loss on repayment
 of Junior Subordinated Debentures (less applicable
 income taxes of $223)                                              -              (335)                -               -
                                                        --------------   --------------     --------------   -------------

 NET INCOME (LOSS)                                      $          (63)  $          283     $          109   $         692
                                                        ==============   ==============     ==============   =============

 NET INCOME (LOSS) PER COMMON SHARE
   Income (loss) before extraordinary item              $        (0.02)  $         0.10     $         0.02   $        0.11

   Extraordinary item                                               -             (0.05)                -               -
                                                        --------------   --------------     --------------   -------------
   Net income (loss) per common share                   $        (0.02)  $         0.05     $         0.02   $        0.11
                                                        ==============   ==============     ==============   =============

 WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                      3,732            5,953              6,895           6,584
                                                        ==============   ==============     ==============   =============




        See accompanying notes to the consolidated financial statements

DYNAMEX INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)
(Unaudited)

                                                                          Three Months Ended         Three Months Ended
                                                                              October 31,                October 31,
                                                                    ----------------------------  -------------------------
                                                                                                          Pro Forma

                                                                         1995           1996          1995          1996
                                                                    ------------   -------------  -----------   -----------
 OPERATING ACTIVITIES
 Net income (loss)                                                  $        (63)  $         283  $       109   $       692

 Adjustment to reconcile net income (loss) to net cash provided by operating activities:

    Depreciation and amortization                                            268             684          638           700
    Loss on disposition stock warrant                                          -             558            -             -
    Unrealized foreign currency adjustment                                    27             251           27           251
 Changes in current assets and current liabilities:
   Accounts receivable                                                      (165)         (1,905)        (214)       (1,905)

   Prepaids and other assets                                                  45            (389)         307          (389)
   Accounts payable and accrued expenses                                     116           1,669         (454)        1,617
                                                                    ------------   -------------  -----------   -----------
 Net cash provided by operating activities                                   228           1,151          413           966
                                                                    ------------   -------------  -----------   -----------

 INVESTING ACTIVITIES

 Payment for Acquisitions                                                      -          (6,849)           -             -

 Purchase of furniture, fixtures and equipment                               (79)           (444)        (158)         (372)
                                                                    ------------   -------------  -----------   -----------
 Net cash used by financing activities                                       (79)         (7,293)        (158)         (372)
                                                                    ------------   -------------  -----------   -----------

 FINANCING ACTIVITIES

 Principal payment on long-term debt                                          21         (14,372)          94            26

 Net borrowing under line of credit                                          133               -           63             -
 Net proceeds from sale of common stock                                        -          21,148            -             -
 Other assets, deferred offering expenses and intangibles                   (286)           (156)        (357)         (291)
                                                                    ------------   -------------  -----------   -----------
 Net cash provided (used) by financing activities                           (132)          6,620         (200)         (265)
                                                                    ------------   -------------  -----------   -----------


 NET INCREASE IN CASH                                                         17             478           55           329

 CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                              506             894        2,354         1,043
                                                                    ------------   -------------  -----------   -----------
 CASH AND CASH EQUIVALENTS, END OF PERIOD                           $        523   $       1,372  $     2,409   $     1,372
                                                                    ============   =============  ===========   ===========


 SUPPLEMENTAL DISCLOSURE ON NON-CASH
   INFORMATION
 Cash paid for interest                                             $        132   $        291   $         -   $         -
                                                                    ============   =============  ===========   ===========

 SUPPLEMENTAL DISCLOSURE OF NON-CASH
   INVESTING AND FINANCING ACTIVITIES
 Capital lease obligation                                           $         53   $        (15)   $       53   $       (15)
                                                                    ============   =============   ==========   ===========
 In conjunction with the acquisition described, liabilities
  were assumed as follows:
   Fair value of assets acquired                                    $          -   $       8,719   $        -   $         -
                                                                    ============   =============   ==========   ===========
   Cash paid                                                                   -          (6,849)           -             -
                                                                    ============   =============   ==========   ===========
   Liabilities assumed and incurred                                 $          -   $       1,870   $        -   $         -
                                                                    ============   =============   ==========   ===========

DYNAMEX INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
October 31, 1996
(Unaudited)



1.       BASIS OF PRESENTATION

         The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and thus do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

         The accompanying Unaudited Pro Forma Condensed Consolidated Statement of Operations presents the comparative results of operations for the three months ended October 31, 1996 as if the IPO and five acquisitions closed concurrently with the IPO ("IPO Acquisitions") had occurred as of the beginning of that period. These transactions included the issuance of 173,485 shares of common stock as partial consideration for the IPO Acquisitions and the issuance of 2,990,000 shares of common stock pursuant to the IPO. The accompanying Unaudited Pro Forma Condensed Statement of Operations presents the comparative results of operations for the three months ended October 31, 1995 as if the acquisition of Mayne Nickless and the IPO Acquisitions had occurred as of the beginning of that period. These transactions include the issuance of 173,485 shares of common stock and the issuance of 1,134,000 shares of common stock pursuant to the IPO, the proceeds from such shares being used to finance the cash portion of the IPO Acquisitions. In addition, the Pro Forma results of operations have been adjusted to reflect the effect of changes to certain components of costs and expenses. These items include adjustments to compensation to owners and managers of the IPO Acquired Companies to reflect agreed upon compensation levels subsequent to the acquisition by the Company, adjustments to rental expense to reflect agreed upon modifications to lease agreements to be effective subsequent to the acquisition by the Company and adjustments to certain corporate overhead, other costs and expenses which are not ongoing costs of the businesses acquired and would not have been incurred had the IPO Acquisitions by the Company occurred at the beginning of the period. Each of these acquisitions has been accounted for under the purchase method of accounting. Accordingly, the total purchase price, including transaction costs, has been allocated to the assets and liabilities of the acquired businesses based on their estimated fair value.

         The unaudited Pro Forma Condensed Consolidated Statement of Cash Flows gives additional effect to the issuance of the balance of shares of common stock being used in connection with the IPO, the application of the proceeds thereof and the mandatory exercise of the bridge warrants to purchase 540,000 shares of Common Stock at $0.025 per share simultaneously therewith.

         The pro forma results are not necessarily indicative of actual results which might have occurred had the operations of the Company and the acquired businesses been combined at the beginning of the periods presented.

         The Condensed Consolidated Balance Sheet at July 31, 1996 has been derived from the Company's Form 10-K for the year ended July 31, 1996. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included.

DYNAMEX INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
October 31, 1996
(Unaudited)



2.       CAPITAL STOCK

         In August 1996, the Company completed the IPO. Pursuant to the IPO the Company issued 2,600,000 shares of its $.01 par value common stock at the offering price of $8.00 per share, less underwriters discount and offering costs. In September 1996, the Underwriters exercised their over-allotment option pursuant to which the Company issued an additional 390,000 shares of common stock, also at the offering price of $8.00 per share, less underwriters discount.

         Concurrently with the closing of the IPO, the Company issued options to purchase 257,000 shares of common stock pursuant to the 1996 Stock Option Plan. All of the options are exercisable at $8.00 per share, the IPO price.

3.       BUSINESS COMBINATIONS

         In October 1996, the Company acquired the same-day delivery business of Express It (New York, New York) for 444,250 shares of Common Stock and acquired substantially all of the assets of Dollar Courier (San Diego, California) for total consideration of approximately of approximately $330,000, payable over approximately two years. In December 1996, the Company acquired Boogey Transportation Ltd. (Saskatoon, Saskatchewan) for approximately $471,000 in cash and 22,920 shares of common stock and certain of the assets of Winged Foot Couriers, Inc. (New York, New York) for approximately $675,000 in cash.

PROSPECTUS


                                1,173,485 SHARES

                                 [DYNAMEX LOGO]

                                  COMMON STOCK

                             ---------------------

     Up to a maximum of 617,735 shares of common stock, $.01 par value (the "Common Stock") of Dynamex Inc., a Delaware corporation (the "Company" or "Dynamex"), are being offered from time to time by certain of the Company's stockholders named herein (the "Named Selling Stockholders") and up to a maximum of 555,750 shares of Common Stock are being offered from time to time by certain of the Company's stockholders (the "Future Selling Stockholders, and together with the Named Selling Stockholders, the "Selling Stockholders") who shall receive shares of Common Stock as full or partial consideration for future acquisitions of delivery businesses consummated by the Company. When a particular offering of shares of Common Stock by the Future Selling Stockholders is proposed, a supplement to this Prospectus (the "Prospectus Supplement") will be delivered with this Prospectus setting forth with respect to such offering the amount of Common Stock offered and the name(s) of and other information relating to the Future Selling Stockholders. The Company will not receive any of the proceeds from the sale of the shares of Common Stock by the Selling Stockholders.

     The Common Stock may be offered by the Selling Stockholders from time to time in open market transactions (which may include block transactions), through underwriting syndicates represented by one or more managing underwriters or in private transactions, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices relating to prevailing market prices or at negotiated prices.

     The costs, expenses and fees incurred in connection with the registration of the Common Stock (excluding any selling commissions and brokerage fees incurred by the Selling Stockholders) will be paid by the Company, which has also agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act of 1933 (the "Act").

      SEE "RISK FACTORS" BEGINNING ON PAGE 6 HEREOF FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK OFFERED HEREBY.

     The shares of Common Stock are traded on the Nasdaq National Market under the symbol "DYMX." The last reported sale price of the Common Stock on the Nasdaq National Market on November 7, 1996 was $10.00 per share.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR
  ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------


                The date of this Prospectus is November 14, 1996

                             ---------------------

     The Company intends to distribute to its stockholders annual reports containing consolidated financial statements audited by an independent public accounting firm and quarterly reports containing unaudited consolidated financial information for each of the first three quarters of each fiscal year.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS, IF ANY, MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMPANY'S COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all information herein has been adjusted to give effect to the 4 for 1 split of Common Stock, par value $.01 per share (including the associated preferred stock purchase rights, the "Common Stock") effected on June 3, 1996. See "Description of Capital Stock" and "Underwriting." References herein to the "Company" or "Dynamex" mean Dynamex Inc., a Delaware corporation and its subsidiaries unless the context otherwise requires. References herein to "Dynamex Express" mean the ground courier operations of Air Canada purchased by the Company in May 1995. References herein to "Mayne Nickless" mean the on-demand ground courier operations of Mayne Nickless Incorporated and Mayne Nickless Canada Inc. purchased by the Company in December 1995.

                                  THE COMPANY

     The Company is a leading provider of same-day delivery and logistics services in the U.S. and Canada. Through internal growth and acquisitions, the Company has built the only national network of same-day delivery and logistics systems in Canada and has established operations in 12 U.S. metropolitan areas from which it intends to build a national network in the U.S. The Company capitalizes on its routing, dispatch and vehicle management expertise developed in the ground courier business to provide its customers with a broad range of value added, same-day distribution and logistics services.

     Through its network of branch offices, the Company provides same-day, door-to-door delivery services utilizing ground couriers for intra-city deliveries and third party air transportation providers in conjunction with ground couriers for inter-city deliveries. The Company's same-day delivery services include both on-demand and scheduled deliveries. On-demand services are typically unscheduled deliveries of time-sensitive materials and include deliveries of inventory made on a just-in-time basis from strategic stocking locations managed by Company personnel. Scheduled distribution services encompass recurring, often daily, deliveries provided on a point-to-point basis or deliveries that require intermediate handling, routing or sorting of items to be delivered to multiple locations. The Company also offers fleet management services, whereby the Company assumes complete responsibility for providing and managing a fleet of dedicated vehicles at a customer site. The Company's on-demand delivery capabilities are available to supplement the scheduled distribution and dedicated fleets as necessary.

     The Company believes that certain industry trends have created significant growth opportunities for the Company. While historically same-day delivery service primarily related to downtown document deliveries, technological developments such as facsimile and electronic mail have increased time sensitivity in a variety of business transactions, thereby increasing the demand for the same-day delivery of non-faxable items. Additionally, in an effort to control costs and focus on primary competencies, many businesses are seeking to reduce their reliance on in-house transportation departments by turning to third party experts to provide transportation logistics services. To date, the same-day delivery and logistics industry has been highly fragmented, and services have been available primarily on a local basis. The Company believes that this market fragmentation creates substantial consolidation opportunities for same-day delivery and logistics companies with national marketing efforts and operations.

     The Company intends to expand its operations in the U.S. and Canada in order to capitalize on the demand of local, regional and national businesses for innovative same-day distribution solutions. The key elements of the Company's business strategy are as follows: (i) increase customer utilization of primary services at each location, (ii) target national and regional accounts, (iii) create alliances with strategic partners and (iv) pursue acquisitions of high quality same-day delivery companies.

     The Company was founded in 1992 as Parcelway Systems Holding Corp. In May 1995, the Company acquired Dynamex Express, the ground courier operations of Air Canada, which was led by Richard K. McClelland, the Company's Chief Executive Officer. In July 1995, the Company changed its name to Dynamex Inc. At the time of its acquisition by the Company, Dynamex Express had developed a national network of 20 locations across Canada and offered an array of services on a national, multi-city and local basis. The Company seeks to expand its operations by implementing and expanding upon the business strategy utilized by Dynamex Express. In December 1995, the Company acquired the ground courier operations of Mayne Nickless which had operations in eight U.S. cities and two Canadian cities. In August 1996, using a portion of the proceeds from the initial public offering of the Company's Common Stock (the "IPO") and by issuing additional shares of Common Stock, the Company purchased same-day delivery businesses in New York, New York; Columbus, Ohio; Chicago, Illinois; Halifax, Nova Scotia; and Winnipeg, Manitoba (collectively, the "IPO Acquisitions"). In October 1996, the Company purchased additional same-day delivery businesses in New York, New York and in San Diego, California (together the "Other Acquisitions; and collectively with the IPO Acquisitions, the "Acquisitions"). See "Business -- Recent Acquisitions."

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              YEAR ENDED JULY 31,
                                                ------------------------------------------------
                                                                                     PRO FORMA
                                                 1994       1995(1)     1996(1)       1996(2)
                                                -------     -------     -------     ------------
STATEMENT OF OPERATIONS DATA:
  Sales                                         $ 7,023     $21,032     $71,812       $104,098
  Gross profit................................    1,811       6,696      21,794         34,508
  Operating income (loss).....................     (960)     (1,062)      2,707          4,800
  Interest expense............................      157         403       1,655          2,249
  Income (loss) before taxes..................   (1,065)     (1,622)      1,052          2,704
  Income taxes................................       --           3         176          1,190
  Net income (loss)...........................   (1,065)     (1,625)        876          1,514
  Net income (loss) per common
     share(3).................................  $ (0.63)    $ (0.81)    $  0.23       $   0.34
  Weighted average common shares
     outstanding..............................    1,691       2,018       3,732          4,500
OTHER DATA:
  Earnings (loss) before interest, taxes,
     depreciation and amortization(4).........  $  (586)    $  (529)    $ 4,249       $  7,330

                                                                                                 JULY 31, 1996,
                                                                                           --------------------------
                                                                                                         PRO FORMA
                                                                                           ACTUAL      AS ADJUSTED(5)
                                                                                           -------     --------------
BALANCE SHEET DATA:
  Working capital........................................................................  $ 4,086        $  7,591
  Total assets...........................................................................   34,999          44,480
  Long-term debt, excluding current portion..............................................   20,036           9,181
  Shareholders' equity...................................................................    6,158          28,448

---------------

(1) The historical statement of operations data for the years ended July 31, 1995 and 1996 include data for (i) Dynamex Express after May 31, 1995, the effective date of its acquisition by the Company and (ii) Mayne Nickless after December 28, 1995, the effective date of its acquisition by the Company.

(2) The pro forma statement of operations data for the year ended July 31, 1996 have been prepared as if the acquisition of Mayne Nickless and the IPO Acquisitions occurred at the beginning of that period.

(3) See Note 1 of Notes to the Consolidated Financial Statements.

(4) EBITDA is defined as income excluding interest, taxes, depreciation and amortization of goodwill and other intangible assets (as presented on the face of the income statement). EBITDA is supplementally presented because management believes that it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness, maintain current operating levels of fixed assets and acquire additional operations and businesses. EBITDA should not be considered as a substitute for the statement of operations or cash flow data from the Company's financial statements, which have been prepared in accordance with generally accepted accounting principles. Cash flows provided by (used in) operating activities for the three years ended July 31, 1996 were ($980), ($944) and $2,380, respectively. Cash flows used in investing activities for the three years ended July 31, 1996 were $2,251, $7,995 and $13,192, respectively. Cash flows provided by financing activities for the three years ended July 31, 1996 were $3,964, $8,580 and $11,200, respectively.

(5) The pro forma as adjusted balance sheet data have been prepared as if the IPO Acquisitions and the IPO had occurred as of July 31, 1996 and reflect the issuance of the shares offered by the Company in the IPO, the application by the Company of the net proceeds therefrom, the issuance of shares in connection with the IPO Acquisitions and the mandatory exercise of the warrants (the "Bridge Warrants") to purchase 540,000 shares of Common Stock at $0.025 per share at the time of the IPO. No adjustment has been made to reflect the shares offered by the Selling Stockholders hereby as the Company will not receive any of the proceeds from such offering. See "Use of Proceeds."

     The principal executive offices of the Company are located at 2630 Skymark Avenue, Suite 610, Mississauga, Ontario L4W 5A4 and its telephone number is
(905) 238-6414. The Company intends to move its principal executive offices to Dallas, Texas within the next 18 months.

                                  RISK FACTORS

     Prospective investors should carefully review the following risk factors together with the other information in this Prospectus in evaluating the Company and its business prior to purchasing the Common Stock offered by this Prospectus.

ACQUISITION STRATEGY; POSSIBLE NEED FOR ADDITIONAL FINANCING

     In order to expand its network of facilities, the Company plans to acquire local delivery businesses in new geographic regions and in the metropolitan areas where the Company currently operates. Due to consolidation within the same-day delivery and logistics industry, there is significant competition in acquiring such businesses. There can be no assurance that the Company will be able to acquire or profitably manage additional companies or successfully integrate their operations into the Company. In addition, there can be no assurance that companies acquired in the future either will be beneficial to the successful implementation of the Company's overall strategy or will ultimately produce returns that justify the investment therein, or that the Company will be successful in achieving meaningful economies of scale through the acquisition thereof. See "Business -- Business Strategy" and "-- Recent Acquisitions."

     The Company's acquisition strategy may require the Company to incur additional debt in the future, may result in potentially dilutive issuances of securities and may result in increased goodwill, intangible assets and amortization expense. There can be no assurance that the Company's primary lender will consent to acquisitions above a certain annual dollar threshold set forth in the Company's credit facility or that, if additional financing is necessary, it can be obtained on terms the Company deems acceptable. As a result, the Company might be unable to successfully implement its acquisition strategy. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

LIMITED COMBINED OPERATING HISTORY; HISTORY OF LOSSES

     Recent acquisitions have greatly expanded the size and scope of the operations of the Company. The process of integrating acquired businesses often involves unforeseen difficulties and may require a disproportionate amount of the Company's financial and other resources, including management time. There can be no assurance that the Company will be able to profitably manage recently acquired companies or successfully integrate their operations into the Company. For the years ended July 31, 1994 and 1995, the Company incurred actual net losses of approximately $1.1 million and $1.6 million, respectively. For the year ended July 31, 1996, the Company reported net income of approximately $876,000 and as of such date the Company had an accumulated deficit of approximately $3.3 million. No assurances can be given that the Company will operate profitably in the future. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

     The market for same-day delivery and logistics services has been and is expected to remain highly competitive. Competition is often intense, particularly for basic delivery services. The industry is highly fragmented with low barriers to entry, and there is a recent trend toward consolidation. Other companies in the industry compete with the Company not only for provision of services but also for acquisition candidates. Some of these companies have longer operating histories and greater financial and other resources than the Company. Additionally, companies that do not currently operate delivery and logistics businesses may enter the industry in the future. See
"Business -- Competition."

CLAIMS EXPOSURE

     The Company utilizes the services of approximately 2,900 drivers, and from time to time such drivers are involved in accidents or other activities that may give rise to liability claims. The Company currently carries liability insurance with an aggregate limit of $15.0 million, and independent owner/operators are required to maintain liability insurance of at least the minimum amounts required by applicable state or provincial law. The Company also has insurance policies covering property and fiduciary trust liability, which coverage includes all drivers. There can be no assurance that claims against the Company, whether under the liability insurance or the surety bonds, will not exceed the applicable amount of coverage, that the Company's insurer will be solvent at the time of settlement of an insured claim, or that the Company will be able to obtain insurance at acceptable levels and costs in the future. In addition, the Company's increased visibility and financial strength as a public company may create additional claims exposure. If the Company were to experience a material increase in the frequency or severity of accidents, liability claims, workers' compensation claims, or unfavorable resolutions of claims, the Company's business, financial condition and results of operations could be materially and adversely affected. In addition, significant increases in insurance costs could adversely affect the Company's profitability. See "Business -- Safety."

CERTAIN TAX MATTERS RELATED TO DRIVERS

     The Company uses independent owner/operators as drivers in a significant portion of its operations. As of September 30, 1996, approximately 87% of the Company's drivers were independent owner/operators. From time to time, taxing authorities in the U.S. and Canada have sought to assert that independent owner/ operators in the transportation industry, including those utilized by the Company, are employees rather than independent contractors. The Company believes that the independent owner/operators utilized by the Company are not employees under existing interpretations of federal (U.S. and Canadian), state and provincial laws. However, there can be no assurance that federal, state or provincial authorities will not challenge this position, or that other laws or regulations, including tax laws, or interpretations thereof, will not change. If, as a result of any of the foregoing, the Company is required to pay for and administer added benefits to independent owner/operators, the Company's operating costs would increase. Additionally, if the Company is required to pay back-up withholding with respect to amounts previously paid to such persons, it may be required to pay penalties which could have a material adverse impact on the Company's financial condition and results of operations. See
"Business -- Services" and "-- Employees."

     In addition, certain of the Company's drivers are employed by the Company and own and operate the vehicles used during the course of their employment. The Company reimburses these employees for all or a portion of the operating costs of those vehicles. The Company believes that these reimbursement arrangements do not represent additional compensation to those employees. However, there can be no assurance that federal (U.S. and Canadian), state or provincial taxing authorities will not seek to recharacterize some or all of such payments as additional compensation. If such amounts were so recharacterized, the Company would have to pay additional employment related taxes on such amounts.

FOREIGN EXCHANGE

     A significant portion of the Company's operations are conducted in Canada. Exchange rate fluctuations between the U.S. and Canadian dollar result in fluctuations in the amounts relating to the Canadian operations reported in the Company's consolidated financial statements. The Company historically has not entered into hedging transactions with respect to its foreign currency exposure. There can be no assurance that fluctuations in foreign currency exchange rates will not have a material adverse effect on the Company's business, financial condition or results of operations. See Note 9 of Notes to the Consolidated Financial Statements.

PERMITS AND LICENSING

     Although recent legislation has significantly deregulated certain aspects of the transportation industry, the Company's delivery operations are still subject to various federal, state, provincial and local laws, ordinances and regulations that in many instances require certificates, permits and licenses. Failure by the Company to maintain required certificates, permits or licenses, or to comply with applicable laws, ordinances or regulations could result in substantial fines or possible revocation of the Company's authority to conduct certain of its operations. Delays in obtaining approvals for the transfer or grant of certificates, permits or licenses, or failure to obtain same, could impede the implementation of the Company's acquisition program. See "Business -- Regulation."

DEPENDENCE ON KEY PERSONNEL

     The Company's success is largely dependent on the skills, experience and performance of certain key members of its management, including particularly Richard K. McClelland, the Company's Chief Executive Officer. The loss of the services of any of these key employees could have a material adverse effect on the Company's business, financial condition and results of operations. The Company has entered into an employment contract with Mr. McClelland. The Company's future success and plans for growth also depend on its ability to attract, train and retain skilled personnel in all areas of its business. There is strong competition for skilled personnel in the same-day delivery and logistics business. See "Management."

EFFECTIVE CONTROL BY CYPRESS CAPITAL PARTNERS I, L.P. AND AFFILIATES

     Cypress Capital Partners I, L.P., a Dallas-based private investment partnership ("Cypress"), and certain of its affiliates, including James M. Hoak, the sole stockholder of the general partner of Cypress, directly and indirectly own an aggregate of 2,353,752 shares of Common Stock, or approximately 35% of the total voting power of the Company. Accordingly, Cypress and its affiliates are in a position to exercise substantial influence over actions that require consent of stockholders, including decisions relating to the election of directors of the Company, mergers and consolidations. See "Principal Stockholders," and "Certain Transactions."

TECHNOLOGY

     Technological advances in the nature of facsimile and electronic mail have affected the market for on-demand document delivery services. While these technological developments have not had a significant adverse impact on the Company's business to date, and although the Company has shifted its focus to the distribution of non-faxable items and logistics services, there can be no assurance that these or other technologies will not have a material adverse effect on the Company's business, financial condition and results of operations in the future.

POSSIBLE VOLATILITY OF STOCK PRICE

     Prices for the Common Stock will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for the Common Stock, investor perception of the Company, and general economic and market conditions. Variations in the Company's operating results, general trends in the industry and other factors could cause the market price of the Common Stock to fluctuate significantly. In addition, general trends and developments in the industry, government regulation and other factors could have a significant impact on the price of the Common Stock. The stock market has, on occasion, experienced extreme price and volume fluctuations that have often particularly affected market prices for smaller companies and that often have been unrelated or disproportionate to the operating performance of the affected companies, and the price of the Common Stock could be affected by such fluctuations.

ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's Restated Certificate of Incorporation (the "Restated Certificate of Incorporation"), the Company's Bylaws (the "Bylaws") and the Rights Agreement between the Company and Harris Trust and Savings Bank (the "Rights Agreement") may delay, defer, discourage or prevent a merger, proxy contest, tender offer or takeover attempt that a stockholder might consider to be in such stockholder's best interest, including attempts that might result in a premium over the market price for the shares held by stockholders.

     The Bylaws provide that the number of directors shall be fixed, from time to time, by resolution of the Board of Directors of the Company. Neither the Bylaws nor the Restated Certificate of Incorporation permit stockholders to call special meetings or to take actions by written consent in lieu of a meeting, unless such action and the taking of such action by written consent have been approved in advance by the Board of Directors. The Restated Certificate of Incorporation provides that the Board of Directors may amend the Bylaws, subject to the rights of the stockholders to amend such Bylaws. An amendment to the provision of the

Restated Certificate of Incorporation which prohibits action by stockholders by written consent in lieu of a meeting requires the affirmative vote of two-thirds of the Company's capital stock then outstanding. Pursuant to the Restated Certificate of Incorporation, additional shares of Common Stock may be issued in the future without further stockholder approval. Furthermore, the Restated Certificate of Incorporation permits the Board of Directors to establish by resolution one or more series of preferred stock ("Preferred Stock") and to establish the powers, designations, preferences and relative, participating, optional or other special rights of each series of Preferred Stock. The Preferred Stock could be issued on terms that are unfavorable to the holders of Common Stock or that could make a takeover or change in control of the Company more difficult.

     In June 1996, the Board of Directors of the Company approved the Rights Agreement which is designed to protect stockholders should the Company become a target of coercive and unfair takeover tactics but may discourage takeover attempts that are not approved by the Board of Directors. The Rights could cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on redemption of the Rights or on substantially all of the Rights also being acquired. In addition, immediately following the Offering, the Company will be subject to Section 203 of the Delaware General Corporation Law, which places restrictions on certain business combinations with certain stockholders that could render more difficult a change in control of the Company. See "Description of Capital Stock."

NO DIVIDENDS

     The Company has not declared or paid any cash dividends on its Common Stock since its inception. The Company currently intends to retain all earnings for the operation and expansion of its business and does not anticipate paying any dividends in the foreseeable future. In addition, the Credit Agreement restricts the payment of dividends. See "Dividend Policy" and Note 6 of Notes to the Consolidated Financial Statements.

                                  THE COMPANY

     History. The Company was founded in 1992 as Parcelway Systems Holding Corp. In November 1993, Cypress acquired a controlling interest in the Company with the purpose of building a national same-day delivery and logistics company. During 1993 and 1994, the Company completed acquisitions of same-day delivery companies with operations in Phoenix, Arizona; Chicago, Illinois; Los Angeles, California; and Western Canada. In May 1995, the Company acquired Dynamex Express and subsequently changed the Company's name to Dynamex Inc. At the time of its acquisition, Dynamex Express had developed a national network of same-day delivery and logistics services in Canada and had operations in 20 Canadian cities. In December 1995, the Company significantly expanded the scope of its U.S. operations by acquiring the same-day, on-demand delivery business of Mayne Nickless which had facilities in eight major metropolitan areas in the U.S. and two metropolitan areas in Canada.

     IPO Acquisitions. In August 1996, using a portion of the IPO proceeds and by issuing additional shares of Common Stock, the Company purchased the same-day delivery businesses of (i) Action Delivery and Messenger Service Limited ("Action Delivery"), (ii) Seidel Enterprises, Inc. and a related company (together, "Seidel Delivery"), (iii) Seko Enterprises, Inc. and related companies (together, "Seko/Metro"), (iv) Southbank Courier, Inc. ("Southbank") and (v) Zipper Transportation Services, Ltd. ("Zipper"; and collectively with Action Delivery, Seidel Delivery, Seko/Metro and Southbank, the "IPO Acquired Companies.")

     Other Acquisitions. In October 1996, the Company acquired the same-day delivery businesses of Express It, Inc. ("Express It") and Dollar Courier ("Dollar Courier"). Express It, Dollar Courier and the IPO Acquired Companies shall be referred to herein collectively as the "Acquired Companies."

     Certain information regarding each of the Acquired Companies is summarized below:

                       YEAR            METROPOLITAN
ACQUIRED COMPANY    ESTABLISHED        AREAS SERVED
----------------    -----------     -------------------

Action Delivery         1973        Halifax, Nova Scotia
Seidel Delivery         1988        Columbus, Ohio
Seko/Metro              1954        Chicago, Illinois
Southbank               1992        New York, New York
Zipper                  1974        Winnipeg, Manitoba
Express It              1992        New York, New York
Dollar Courier          1992        San Diego, California

                                USE OF PROCEEDS

     This Prospectus relates solely to shares being issued for the accounts of Selling Stockholders. The Company will not receive any proceeds from the sale of such shares. See "Selling Stockholders".

                                DIVIDEND POLICY

     The Company has not declared or paid any cash dividends on its Common Stock since its inception. The Company currently intends to retain all earnings for the operation and expansion of its business and does not anticipate paying any dividends in the foreseeable future. In addition, the Credit Agreement restricts the payment of dividends. See Note 6 of Notes to the Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following selected historical financial data for the three years ended July 31, 1996 have been derived from the audited consolidated financial statements of the Company appearing elsewhere herein. The following selected historical financial data for the years ended July 31, 1992 and 1993 have been derived from the consolidated financial statements of the Company not appearing elsewhere herein. The following selected pro forma financial data for the year ended July 31, 1996 and as adjusted as of July 31, 1996 have been derived from the unaudited pro forma financial information appearing elsewhere herein. The selected financial data are qualified in their entirety, and should be read in conjunction with, the Company's financial statements, including the notes thereto, "Pro Forma Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere herein.

                                                                                YEAR ENDED JULY 31,
                                                          ---------------------------------------------------------------
                                                                                                                PRO FORMA
                                                          1992(1)     1993      1994      1995(2)    1996(2)     1996(3)
                                                          -------    ------    -------    -------    -------    ---------
STATEMENT OF OPERATIONS DATA:
  Sales.................................................  $  219     $  728    $ 7,023    $21,032    $71,812    $104,098
  Cost of sales.........................................     148        419      5,212    14,336      50,018      69,590
                                                          ------     ------    -------    -------    -------
    Gross profit........................................      71        309      1,811     6,696      21,794      34,508
  Selling, general and administrative expenses..........     226        752      2,449     7,068      17,545      27,331
  Depreciation and amortization.........................      25         54        322       690       1,542       2,377
                                                          ------     ------    -------    -------    -------
    Operating income (loss).............................    (180)      (497)      (960)   (1,062 )     2,707       4,800
  Interest expense......................................      16         25        157       403       1,655       2,249
  Other (income) expense................................      (5)       (14)       (52)      157          --        (153 )
                                                          ------     ------    -------    -------    -------
    Income (loss) before taxes..........................    (191)      (508)    (1,065)   (1,622 )     1,052       2,704
  Income taxes..........................................      --         --         --         3         176       1,190
                                                          ------     ------    -------    -------    -------
    Net income (loss)...................................  $ (191)    $ (508)   $(1,065)   $(1,625)   $   876    $  1,514
                                                          ======     ======    =======    =======    =======
  Net income (loss) per common share(4).................  $(0.12)    $(0.33)   $ (0.63)   $(0.81 )   $  0.23    $   0.34
                                                          ======     ======    =======    =======    =======
  Weighted average common shares outstanding............   1,556      1,556      1,691     2,018       3,732       4,500
                                                          ======     ======    =======    =======    =======
OTHER DATA:
  Earnings (loss) before interest, taxes, depreciation
    and amortization(5).................................  $ (150)    $ (429)   $  (586)   $ (529 )   $ 4,249    $  7,330

                                                                                      JULY 31,
                                                          ----------------------------------------------------------------
                                                                                                              PRO FORMA
                                                          1992     1993      1994      1995       1996      AS ADJUSTED(6)
                                                          ----    ------    ------    -------    -------    --------------
BALANCE SHEET DATA:
  Working capital.......................................  $380    $   36    $  638    $ 1,484    $ 4,086       $  7,591
  Total assets..........................................   599     1,286     8,134     17,194     34,999         44,480
  Long-term debt, excluding current portion.............    --     1,037     1,999      5,924     20,036          9,181
  Shareholders' equity (deficit)........................   410      (106)    3,389      4,650      6,158         28,448

---------------

(1) Represents results for the fourteen months ended July 31, 1992. The Company's predecessors began operations in June 1991.

(2) The historical statement of operations data for the years ended July 31, 1995 and 1996 include data for (i) Dynamex Express after May 31, 1995, the effective date of its acquisition by the Company and (ii) Mayne Nickless after December 28, 1995, the effective date of its acquisition by the Company.

(3) The pro forma statement of operations data for the year ended July 31, 1996 have been prepared as if the acquisition of Mayne Nickless and the IPO Acquisitions occurred at the beginning of that period.

(4) See Note 1 of Notes to the Consolidated Financial Statements.

(5) EBITDA is defined as income excluding interest, taxes, depreciation and amortization of goodwill and other assets (as presented on the face of the income statement). EBITDA is supplementally presented because management believes that it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness, maintain current operating levels of fixed assets and acquire additional operations and businesses. EBITDA should not be considered as a substitute for statement of operations or cash flow data from the Company's financial statements, which have been prepared in accordance with generally accepted accounting principles. Cash flows provided by (used in) operating activities for the three years ended July 31, 1996 were ($980), ($944) and $2,380, respectively. Cash flows used in investing activities for the three years ended July 31, 1996 were $2,251, $7,995 and $13,192, respectively. Cash flows provided by financing activities for the three years ended July 31, 1996 were $3,964, $8,580 and $11,200, respectively.

(6) The pro forma as adjusted balance sheet data have been prepared as if the IPO Acquisitions and the IPO had occurred as of July 31, 1996 and reflect the issuance of the shares offered by the Company in the IPO, the application by the Company of the net proceeds therefrom, the issuance of shares in connection with the IPO Acquisitions and the mandatory exercise of the Bridge Warrants at the time of the IPO. No adjustment has been made for the shares of Common Stock offered by the Selling Stockholders hereby as the Company will not receive any of the proceeds from such offering. See "Use of Proceeds".

                        PRO FORMA FINANCIAL INFORMATION

     The following unaudited pro forma consolidated condensed financial information consists of an Unaudited Pro Forma Consolidated Condensed Balance Sheet as of July 31, 1996 and the Unaudited Pro Forma Consolidated Condensed Statement of Operations for the year ended July 31, 1996 (collectively the "Pro Forma Statements"). The Unaudited Pro Forma Consolidated Condensed Balance Sheet as of July 31, 1996 gives effect to the IPO Acquisitions as if they had occurred on July 31, 1996, including the issuance of 173,485 shares of Common Stock to the previous owners of the IPO Acquired Companies and the issuance of 1,134,000 shares of Common Stock pursuant to the IPO (which amount was sufficient to fund the cash portion of the purchase price of the IPO Acquired Companies, including costs related thereto, of $8.4 million). The Unaudited Pro Forma As Adjusted Consolidated Condensed Balance Sheet as of July 31, 1996 gives additional effect to the issuance of the balance of shares of Common Stock being issued in connection with the IPO, the application of the proceeds thereof and the mandatory exercise of the Bridge Warrants simultaneously therewith. The Unaudited Pro Forma Consolidated Condensed Statement of Operations give effect to the acquisitions of Dynamex Express, Mayne Nickless and the IPO Acquired Companies, including the issuance of 173,485 and 1,134,000 shares of Common Stock as described above, as if all such acquisitions had occurred as of the beginning of that period.

     Each of the IPO Acquisitions was accounted for utilizing the purchase method of accounting. The purchase price has been allocated in the Pro Forma Statements to the assets to be acquired and the liabilities to be assumed on a preliminary basis based on the Company's estimates of their fair values.

     Unaudited pro forma adjustments are based upon historical information, preliminary estimates and certain assumptions that the Company deems appropriate. The unaudited pro forma condensed financial information presented herein is not necessarily indicative of the results of the Company that would have been obtained had such events occurred at the beginning of the period, as assumed, or of the future results of the Company. The Pro Forma Statements should be read in conjunction with the other financial statements and notes thereto appearing elsewhere in this Prospectus.

            UNAUDITED PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET
                                 JULY 31, 1996
                                 (IN THOUSANDS)

                                                     IPO
                                                  ACQUIRED
                                                  COMPANIES                                                        THE COMPANY
                                                  PRO FORMA                       THE COMPANY                       PRO FORMA
                                 THE COMPANY      COMBINED       PRO FORMA         PRO FORMA         IPO           AS ADJUSTED
                                JULY 31, 1996   JUNE 30, 1996   ADJUSTMENTS      JULY 31, 1996   ADJUSTMENTS      JULY 31, 1996
                                -------------   -------------   ------------     -------------   ------------     --------------
Cash and temporary
  investments...................    $   894        $   (25)       $ (7,778)(a)      $   869        $ 13,144(e)       $    883
                                                                     9,065(c)                       (13,144)(f)
                                                                    (1,287)(d)                           14(g)
Accounts receivable.............     11,141          1,266              --           12,407              --            12,407
Other current assets............        856            296              --            1,152              --             1,152
                                   -------          ------         -------          -------        --------           -------
                                    12,891           1,537              --           14,428              14            14,442
Furniture, fixtures and
  equipment, net................      2,047          1,561              --            3,608              --             3,608
Intangible assets...............     18,196             --           7,035(b)        25,231              --            25,231
Other assets....................      1,865             97              --            1,962            (763)(e)         1,199
                                   -------          ------         -------          -------        --------           -------
                                   $34,999         $ 3,195        $  7,035          $45,229        $   (749)         $ 44,480
                                   =======          ======         =======          =======        ========           =======
Current liabilities.............    $ 8,805        $ 1,026          (1,080)(d)      $ 8,751        $ (1,900)(f)      $  6,851
Long-term debt..................     20,036             38            (207)(d)       19,867         (10,686)(f)         9,181
Shareholders' equity............      6,158          2,131           9,166(a)        16,611          12,381(e)         28,448
                                                                    (2,131)(b)                         (558)(f)
                                                                     1,287(c)                            14(g)
                                   -------          ------         -------          -------        --------           -------
                                   $34,999         $ 3,195        $  7,035          $45,229        $   (749)         $ 44,480
                                   =======          ======         =======          =======        ========           =======

 The accompanying Notes to Unaudited Pro Forma Consolidated Condensed Financial
                                   Statements
                   are an integral part of these statements.

       UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
                            YEAR ENDED JULY 31, 1996
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                         IPO
                                                                                      ACQUIRED
                                                                                      COMPANIES
                                                                      MAYNE           PRO FORMA                     THE COMPANY
                                                                    NICKLESS          COMBINED                       PRO FORMA
                                                 THE COMPANY       SIX MONTHS       -------------                       YEAR
                                                 YEAR ENDED           ENDED          YEAR ENDED      PRO FORMA         ENDED
                                                JULY 31, 1996   DECEMBER 28, 1995   JUNE 30, 1996   ADJUSTMENTS    JULY 31, 1996
                                                -------------   -----------------   -------------   -----------    --------------
Sales..........................................    $71,812           $14,008           $20,345        $(2,067)(k)     $104,098
Cost of sales..................................     50,018             7,985            12,581           (994)(k)       69,590
                                                   -------           -------           -------        -------         --------
  Gross profit.................................     21,794             6,023             7,764         (1,073)          34,508
Selling, general and administrative expenses...     17,545             4,924             6,038           (993)(k)       27,331
                                                                                                         (183)(i)
Depreciation and amortization..................      1,542               312               287            236(h)         2,377
                                                   -------           -------           -------        -------         --------
  Operating income (loss)......................      2,707               787             1,439           (133)           4,800
Interest expense...............................      1,655                36                76            482(j)         2,249
Other (income).................................         --                --              (153)            --             (153)
                                                   -------           -------           -------        -------         --------
  Income (loss) before income taxes............      1,052               751             1,516           (615)           2,704
Income taxes...................................        176                --                45            969(l)         1,190
                                                   -------           -------           -------        -------         --------
  Net income (loss)............................    $   876           $   751           $ 1,471        $(1,584)        $  1,514
                                                   =======           =======           =======        =======         ========
Net income per common share....................    $  0.23                                                            $   0.34
                                                   =======                                                            ========
Weighted average common shares outstanding.....      3,732                                                               4,500
                                                   =======                                                            ========

 The accompanying Notes to Unaudited Pro Forma Consolidated Condensed Financial
                                   Statements
                   are an integral part of these statements.

              NOTES TO UNAUDITED PRO FORMA CONSOLIDATED CONDENSED
                              FINANCIAL STATEMENTS

     BASIS OF PRESENTATION -- The accompanying Unaudited Pro Forma Consolidated Condensed Balance Sheet presents the financial condition of the Company as if the IPO Acquisitions had occurred as of July 31, 1996. The Unaudited Pro Forma As Adjusted Consolidated Condensed Balance Sheet presents the financial condition of the Company as if the IPO Acquisitions, the IPO, including the application of proceeds thereof, and the exercise of the Bridge Warrants simultaneously therewith had occurred as of July 31, 1996. The Pro Forma Consolidated Condensed Statement of Operations presents the results of operations for the year ended July 31, 1996 as if the IPO Acquisitions and the acquisition of Mayne Nickless had occurred at the beginning of that period. Each of these acquisitions has been accounted for under the purchase method of accounting. Accordingly, the total purchase price, including transaction costs, has been allocated to the assets and liabilities of the acquired businesses based on their estimated fair value.

     The IPO Acquisitions were financed by the issuance of Common Stock to the sellers and from a portion of the cash proceeds of the IPO. Accordingly, the pro forma condensed financial statements give effect to the issuance of 173,485 shares of Common Stock to the sellers of the IPO Acquired Companies and 1,134,000 shares of Common Stock pursuant to the IPO. The sale of these shares resulted in net proceeds to the Company of approximately $8.4 million, net of underwriting discount and estimated offering expenses, which amount equals the sum of (i) the cash portion of the aggregate purchase price of the IPO Acquisitions, (ii) the aggregate indebtedness of the IPO Acquired Companies which was repaid by the Company upon the closing of the IPO Acquisitions and
(iii) estimated transaction costs related to the IPO Acquisitions. The IPO resulted in the issuance of 2,990,000 shares of Common Stock, including the 1,134,000 shares issued to finance the cash portion of the IPO Acquisitions. This resulted in net proceeds to the Company of approximately $21.4 million, after deducting the underwriting discount and estimated offering expenses. These proceeds were used to fund the cash portion of the IPO Acquisitions, as described above, and to repay indebtedness of approximately $13.0 million.

     AMORTIZATION OF INTANGIBLE ASSETS -- Intangible assets, including goodwill, are amortized over periods ranging from 5 to 25 years. The weighted average amortization period for all intangible assets is approximately 20 years.

Adjustments to Pro Forma Condensed Balance Sheet:

     (a) To reflect purchase of IPO Acquired Companies.

        The Purchase price is comprised of:

                                                                         (IN THOUSANDS)
                                                                         --------------
        Cash (including transaction costs of $400,000).................      $7,778
        Common Stock...................................................       1,388
                                                                             ------
        Purchase price.................................................      $9,166
                                                                             ======

     (b) To reflect the IPO Acquisitions and to adjust the assets and liabilities of the IPO Acquired Companies to fair value. The purchase price of the IPO Acquired Companies is allocated as follows:

                                                                         (IN THOUSANDS)
                                                                         --------------
        Purchase price.................................................      $9,166
        Net book value of IPO Acquired Companies.......................      (2,897)
                                                                             ------
        Excess of purchase price over net book value of assets
          acquired.....................................................      $7,035
                                                                             ======

     The assets and liabilities of the IPO Acquired Companies have been recorded at net book value which is estimated to equal fair value. The excess of the purchase price over this estimated fair value has been allocated to the intangible assets acquired, including goodwill (approximately $6,635,000) and tradenames, agreements not to compete and customer lists (aggregating approximately $400,000).

     (c) To reflect issuance of a portion of 1,128,000 shares of Common Stock in the IPO, which amount resulted in net proceeds to the Company of approximately $9.1 million. A portion of the proceeds of the IPO was used for the cash and transaction cost components of the IPO Acquisition purchase price and to repay indebtedness of the IPO Acquired Companies (approximately $1,287,000) in connection with the IPO Acquisitions, which amounts aggregate $9.1 million.

     (d) To reflect repayment of approximately $1,287,000 of aggregate indebtedness ($1,080,000 current portion of long-term and $207,000 long-term) of the IPO Acquired Companies in connection with the IPO Acquisitions.

Adjustments to Pro Forma As Adjusted Condensed Balance Sheet:

     (e) To reflect issuance of the balance of the shares of Common Stock pursuant to the IPO (1,772,000 shares).

     (f) To reflect repayment of outstanding debt with principal balance of approximately $13.0 million (and a carrying value of approximately $12.4 million which includes approximately $1.9 million current portion of long-term and approximately $10.5 million long-term) with proceeds from the IPO. The early retirement of the junior subordinated debentures (the "Bridge Notes") due June 28, 2001, bearing interest at an annual rate of 12%, which has a principal balance of $4.8 million and a carrying value of approximately $4.2 million, will result in an extraordinary loss of $558,000 in the first quarter of fiscal 1997.

     (g) To reflect exercise of Bridge Warrants, including receipt of aggregate exercise price of $13,500.

Adjustments to Pro Forma Condensed Statements of Operations:

     (h) To reflect adjustment to depreciation and amortization based upon the effects of the purchase price allocation as if the acquisitions of Dynamex Express and Mayne Nickless and the IPO Acquisitions had occurred at the beginning of the period presented.

     (i) To eliminate corporate overhead charges to Mayne Nickless for those periods prior to its acquisition by the Company. These charges represent an allocation of general corporate overhead from the former parent of Mayne Nickless made to allocate all corporate costs to its various operating units. These charges, which the Company will not incur, were in addition to charges for specific services and functions provided by the former parent.

     (j) To reflect net increase in interest expense as a result of debt incurred to acquire Dynamex Express and Mayne Nickless.

     (k) To eliminate operating results of Mayne Nickless for the month of July 1995. By combining the results of operations of the Company for the year ended July 31, 1996 (which includes the operations of Mayne Nickless for seven months) and the results of operations of Mayne Nickless for the six months ended December 31, 1995, the combined results of operations for the year ended July 31, 1996 contain the results of Mayne Nickless for 13 months.

     (l) To reflect adjustment to provision for income taxes.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the information contained in the financial statements, including the notes thereto, and the other financial information appearing elsewhere in this Prospectus.

GENERAL

     The Company had no significant operations prior to the year ended July 31, 1992. Since that date, the Company has completed 17 acquisitions of same-day courier operations in the U.S. and Canada. Each of these acquisitions has been accounted for using the purchase method of accounting. Accordingly, the Company's historical results of operations reflect the results of acquired operations as of the date of acquisition. The most significant of these transactions in the three years ended July 31, 1996 were (i) the acquisition of Dynamex Express in May 1995, pursuant to which the Company acquired the majority of its Canadian operations and employed its Chief Executive Officer and certain other key employees, and (ii) the acquisition of Mayne Nickless in December 1995. The operating results attributable to the operations of Dynamex Express are included in the Company's historical results after May 31, 1995, and the operations of Mayne Nickless are included in the Company's historical results after December 28, 1995. Consequently, the year ended July 31, 1995 includes Dynamex Express operations for two months and does not include any operations of Mayne Nickless and the year ended July 31, 1996 includes twelve months of Dynamex Express operations and seven months of Mayne Nickless operations. As a result, the historical operating results of the Company for a given period are not necessarily comparable to prior or subsequent periods, and in particular, the periods prior to the Company's acquisition of Dynamex Express are not necessarily comparable to the periods subsequent to such acquisition.

     Sales consist primarily of charges to customers for individual delivery services and weekly or monthly charges for recurring services, such as fleet management. Sales are recognized when the service is performed. The amount of yield (revenue per transaction) for a particular service is dependent upon a number of factors including size and weight of articles transported, distance transported, special handling requirements, requested delivery time and local market conditions. Generally, articles of greater weight, transported over longer distances and those that require special handling produce higher yields.

     Cost of sales consists of costs relating directly to performance of services, including driver and messenger costs and third party delivery charges, if any. The Company almost exclusively utilizes drivers who own their own vehicles, and approximately 87% of these owner/operators are independent contractors as opposed to employees of the Company. Drivers and messengers are generally compensated based on a percentage of the charge for a delivery. Consequently, the Company's costs directly associated with providing these services are variable in nature. To the extent that the drivers and messengers are employees of the Company, employee benefit costs related to them, such as payroll taxes and insurance, are also included in cost of sales.

     Selling, general and administrative expenses include costs incurred at the branch level related to taking orders, dispatching drivers and messengers, as well as administrative costs related to such functions. Also included in selling, general and administrative expenses are regional and corporate level marketing and administrative costs and occupancy costs related to branch and corporate locations.

     Generally, the Company's on-demand services provide higher gross profit margins than do scheduled distribution or fleet management services because driver compensation for on-demand services is generally lower as a percentage of sales from such service. However, scheduled distribution and fleet management services generally have fewer administrative requirements related to order taking, dispatching drivers and billing. As a result of these variances, the Company's margins are dependent in part on the mix of business for a particular period.

     As the Company has no significant investment in transportation equipment, depreciation and amortization expense relates to depreciation of office, communication and computer equipment and the amortization of intangible assets acquired in the Company's various acquisitions, each of which has been accounted for using the purchase method of accounting. The Company expects to continue to make acquisitions and anticipates that such acquisitions will be accounted for using the purchase method of accounting. As a consequence, it is likely that in the future the Company will incur additional expense from amortization of acquired intangible assets, including goodwill.

     The Company utilized approximately $4.8 million of the net proceeds from the IPO to redeem the Bridge Notes. The carrying value of the Bridge Notes, approximately $4.2 million, is the estimated fair value of such facility at the date of its issuance plus capitalization of interest and the amortization of the difference between such estimated fair value and the principal amount through July 31, 1996. Consequently, in the first quarter of fiscal year 1997, the Company will incur an extraordinary loss in the amount of this difference, approximately $558,000, in connection with the redemption of the Bridge Notes upon the closing of the IPO.

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated, certain items from the Company's consolidated statement of operations, expressed as a percentage of sales:

                                                                        YEAR ENDED JULY 31,
                                                                    ---------------------------
                                                                    1994       1995       1996
                                                                    -----      -----      -----
Sales.............................................................  100.0%     100.0%     100.0%
Cost of sales.....................................................   74.2       68.2       69.7
                                                                    -----      -----      -----
  Gross profit....................................................   25.8       31.8       30.3
Selling, general and administrative expenses......................   34.9       33.6       24.4
Depreciation and amortization.....................................    4.6        3.3        2.1
                                                                    -----      -----      -----
  Operating income................................................  (13.7)      (5.1)       3.8
Interest expense..................................................    2.2        1.9        2.3
Other (income) expense............................................   (0.7)       0.7         --
                                                                    -----      -----      -----
  Income (loss) before taxes......................................  (15.2)%     (7.7)%      1.5%
                                                                    =====      =====      =====

YEAR ENDED JULY 31, 1996 COMPARED TO YEAR ENDED JULY 31, 1995

     The year ended July 31, 1996 includes the results of Dynamex Express which was acquired by the Company on May 31, 1995. In addition the results for that period include the results from the operations acquired from Mayne Nickless on December 29, 1995 for the period January through July 31, 1996. As a result of the Mayne Nickless acquisition, the Company obtained additional operations in Los Angeles, San Diego, San Francisco, Seattle, Pittsburgh, Boston, Washington D.C., Baltimore and Vancouver and Victoria, British Columbia.

     Sales increased $50.8 million, or 242%, from $21.0 million for the year ended July 31, 1995 to $71.8 million for the year ended July 31, 1996. Approximately $37.4 million of this increase is attributable to the acquired operations of Dynamex Express and approximately $14.6 million is attributable to the inclusion of the operations of Mayne Nickless. Sales attributable to the previously existing operations of the Company declined by approximately $1.2 million from the year ended July 31, 1995 to the year ended July 31, 1996 primarily due to a decline in sales in Arizona that was partially offset by increases in sales in Western Canada. In January and February 1996, severe winter storms in the Eastern United States resulted in a general disruption of commerce and therefore a decline in sales for the Company's operations in those areas.

     Cost of sales increased by $35.7 million, or 249%, from $14.3 million for the year ended July 31, 1995 to $50.0 million for the year ended July 31, 1996. Approximately $27.2 million of this increase is attributable to the operations of Dynamex Express and approximately $9.3 million is attributable to the operations of Mayne Nickless. This increase was partially offset by a decrease in the cost of sales from the existing operations of the Company. The Company's gross profit margin declined from 31.8% in the year ended July 31, 1995 to 30.3% in the year ended July 31, 1996. The decrease was primarily caused by two factors (i) the higher proportion of lower margin scheduled distribution and fleet management business arising from the inclusion of Dynamex Express operations in fiscal year 1996 (which decrease was partially offset by the additional higher margin on-demand business arising from the inclusion of Mayne Nickless operations during seven months of such period) and (ii) the decline in gross margin attributable to the Company's operations in Western Canada and Arizona due to competitive pressures and certain unprofitable business. To a lesser extent, the increased cost of providing service during the winter storms which occurred during the year ended July 31, 1996 had a negative impact on the Company's gross profit margin during such period.

     Selling, general and administrative expenses increased $10.5 million, or 148%, from $7.1 million for the year ended July 31, 1995 to $17.5 million for the year ended July 31, 1996, primarily because the 1996 period includes costs related to Dynamex Express operations and, to a lesser extent, costs related to Mayne Nickless operations. As a percentage of sales, selling, general and administrative expenses decreased from 33.6% for the year ended July 31, 1995 to 24.4% for the year ended July 31, 1996. This decrease resulted from a larger revenue base which enabled the Company to spread such costs over more sales, and the absence of certain revisions to accounting estimates made in the 1995 period. Despite this decrease, the Company has continued to invest in and to incur significant costs related to its national and regional marketing program. During the year ended July 31, 1995 the Company also revised its estimates of uncollectible accounts, accrued insurance costs and other accrued liabilities. As a result of these revisions, the Company recognized additional selling, general and administrative expenses of approximately $715,000.

     Depreciation and amortization expense for the year ended July 31, 1996 increased by $850,000, or 123% from $690,000 for the year ended July 31, 1995 to $1.5 million for the year ended July 31, 1996. Of this increase, approximately $461,000 relates to depreciation and amortization of assets related to Dynamex Express and approximately $389,000 relates to depreciation and amortization of assets related to Mayne Nickless.

     Interest expense increased $1.3 million, or 311%, from $403,000 for the year ended July 31, 1995 to $1.7 million for the year ended July 31, 1996. Increased debt of approximately $4.7 million incurred in connection with the acquisition of Dynamex Express created approximately $471,000 of this increase while additional debt of $12.3 million incurred in connection with the acquisition of Mayne Nickless resulted in increased interest expense of approximately $869,000. These increases were partially offset by lower average balances of other debt and reduced interest rates on certain debt refinanced at the time of the Mayne Nickless acquisition.

YEAR ENDED JULY 31, 1995 COMPARED TO YEAR ENDED JULY 31, 1994

     Effective May 31, 1995, the Company acquired Dynamex Express. As a result, the Company's operating results for the year ended July 31, 1995 include the results of Dynamex Express for the months of June and July. Sales increased by approximately $14.0 million, or 199%, from $7.0 million for fiscal year 1994 to $21.0 million for fiscal year 1995. Approximately $5.9 million of this increase relates to the inclusion of Dynamex Express for two months in fiscal year 1995. The balance of the increase results primarily from the inclusion of a full year of results from acquisitions made by the Company during fiscal year 1994.

     Cost of sales for fiscal 1995 increased approximately $9.1 million, or 175%, from $5.2 million in fiscal year 1994 to $14.3 million in fiscal year 1995, as a result of the increase in sales discussed above. Approximately $4.2 million of this increase is attributable to the inclusion of the operations of Dynamex Express in 1995. The Company's gross profit margin increased to 31.8% in fiscal 1995 as compared to 25.8% in fiscal 1994. This increase resulted primarily from the change in business mix resulting from the acquired businesses, including Dynamex Express. The businesses acquired by the Company during fiscal 1994 had generally higher gross profit margins than the Company's previously existing operations due to a higher proportion of on-demand business, and as a consequence, the Company's average gross profit margin increased during fiscal 1995. The operations of Dynamex Express historically had a lower gross profit margin than the businesses acquired by the Company during 1994, but a higher gross profit margin than the Company's previously existing operations.

     Selling, general and administrative expenses increased approximately $4.7 million, or 189%, from $2.4 million in fiscal 1994 to $7.1 million in fiscal 1995, due in part to the increased administrative activities associated with the growth in revenues and the additional locations of the businesses acquired in fiscal 1995 and 1994. As a percentage of sales, selling, general and administrative expenses decreased in fiscal 1995 to 33.6% compared to 34.9% in fiscal 1994.

     Depreciation and amortization expense increased by $368,000, or 114%, from $322,000 in fiscal 1994 to $690,000 in fiscal 1995. Of this increase, approximately $76,000 relates to depreciation and amortization of assets related to Dynamex Express with the balance relating to amortization of costs attributable to acquisitions made during fiscal 1994.

     Interest expense increased by $246,000, or 157%, from $157,000 in fiscal 1994 to $403,000 in fiscal 1995, as a result of debt incurred or assumed in connection with these acquisitions.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary capital requirements relate to its acquisition strategy and, to a lesser extent, working capital and capital expenditures. Since July 31, 1992, the Company has completed 17 acquisitions of same-day courier companies with consideration therefor, including transaction costs, aggregating approximately $42.1 million (of which approximately $26.8 million was paid in cash). For the years ended July 31, 1996 and 1995, capital expenditures were approximately $579,000 and $213,000, respectively. As of July 31, 1996, the Company's working capital was approximately $4.1 million. Prior to the year ended July 31, 1996, the Company's operations did not produce positive cash flow from operations, and the Company's capital needs during these periods were supplied from bank borrowings, seller financing and the private placement of debt and equity securities. In December 1995, the Company entered into a bank credit facility to provide funds for the acquisition of Mayne Nickless and to refinance a significant portion of the seller financing that had been incurred in connection with prior acquisitions. Effective August 16, 1996 the Company amended and restated this credit facility (the "Credit Agreement") to provide for a $40.0 million revolving credit facility. As of September 30, 1996, approximately $8.3 million was outstanding under this agreement.

     An integral part of the Company's business strategy is to pursue acquisitions. Therefore, the Company's need for capital related to acquisitions is expected to be significant in the future. As a result of increasing sales arising from new acquisitions as well as internal growth, the Company also anticipates that it will need additional working capital from time to time to finance the resulting increase in accounts receivable in relation to accounts payable. Capital expenditures, other than for acquisitions, are not expected to increase materially in relation to total capital needs in the foreseeable future.

     Management expects to fund the capital requirements discussed above primarily from three sources: (i) the issuance of additional common equity in connection with future acquisitions; (ii) cash flow from operations; and (iii) additional borrowings from banks. See "Use of Proceeds" and "Business -- Recent Acquisitions."

     The Company's credit facility under the Credit Agreement consists of a revolving note of up to $40.0 million with interest payable quarterly at the prime rate, or certain other rate options based on certain financial ratios of the Company. Any amounts outstanding under the revolving note on May 31, 1998 will be converted to a term facility which will be repayable in nineteen equal quarterly installments of principal over a five year period. Interest on the term facility is payable quarterly at the prime rate, or certain other rate options based on certain financial ratios of the Company.

     Amounts outstanding under the Credit Agreement are secured by essentially all of the assets of the Company and its subsidiaries. The Credit Agreement also contains restrictions on the payment of dividends, incurring additional debt, capital expenditures and investments by the Company as well as requiring the Company to maintain certain financial ratios. See Note 6 of Notes to the Consolidated Financial Statements.

     Management believes that sources of capital discussed above, namely cash flow from operations and the Company's credit facility will be sufficient to allow the Company to successfully pursue its business strategy over the next 18 to 24 months. It is anticipated that future acquisitions will be structured with a combination of cash and the Company's Common Stock being used as consideration. The amount of capital available for future acquisitions will depend in part on the willingness of sellers to accept the Company's Common Stock as partial consideration. This in turn will be dependent in part on the financial performance and condition of the Company as well as general market conditions. If unable to utilize its Common Stock to finance such acquisitions, or if the size and number of acquisitions utilizes its available resources or exceeds the threshold above which lender approval is required under the Credit Agreement and such approval is not obtained, the Company may be forced to seek other sources of capital such as additional debt or equity financing. There can be no assurance that such additional sources of capital will be available or that they will be available on terms which are acceptable to the Company. These factors could serve to negatively affect the Company's ability to implement its business strategy in the manner, or within the time frame, anticipated by management.

INFLATION

     The Company does not believe that inflation has had a material effect on the Company's results of operations nor does it believe it will do so in the foreseeable future.

ACCOUNTING PRONOUNCEMENTS

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). SFAS 123 establishes a fair value based method of accounting for stock-based employee compensation plans; however, it also allows companies to continue to measure cost for such plans using the method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Companies that elect to continue with the accounting under APB 25 must provide certain pro forma disclosures of net income, as if SFAS 123 had been applied. The accounting and disclosure requirements of SFAS 123 are effective for the Company for transactions entered into in fiscal 1997. The Company is currently evaluating its alternatives under SFAS 123, and its impact on operating results, when adopted by the Company, is not presently known.

                                    BUSINESS

GENERAL

     The Company is a leading provider of same-day delivery and logistics services in the U.S. and Canada. Through internal growth and acquisitions, the Company has built the only national network of same-day delivery and logistics systems in Canada and has established operations in 12 U.S. metropolitan areas from which it intends to build a national network in the U.S. The Company capitalizes on its routing, dispatch and vehicle management expertise developed in the ground courier business to provide its customers with a broad range of value added, same-day distribution and logistics services.

     Through its network of branch offices, the Company provides same-day, door-to-door delivery services utilizing ground couriers for intra-city deliveries and third party air transportation providers in conjunction with ground couriers for inter-city deliveries. The Company's same-day delivery services include both on-demand and scheduled deliveries. On-demand services are typically unscheduled deliveries of time-sensitive materials and include deliveries of inventory made on a just-in-time basis from strategic stocking locations managed by Company personnel. Scheduled distribution services encompass recurring, often daily, deliveries provided on a point-to-point basis or deliveries that require intermediate handling, routing or sorting of items to be delivered to multiple locations. With its fleet management services, the Company assumes complete responsibility for providing and managing a fleet of dedicated vehicles at a customer site. The Company's on-demand delivery capabilities are available to supplement the scheduled distribution and dedicated fleets as necessary.

     The Company intends to expand its operations in the U.S. and Canada by (i) increasing customer utilization of its primary services at each location, (ii) targeting national and regional accounts, (iii) creating alliances with strategic partners, and (iv) pursuing acquisitions of high quality same-day delivery companies.

INDUSTRY OVERVIEW

     The delivery and logistics industry is large, highly fragmented and growing. The industry is composed primarily of same-day, next-day and second-day service providers. The Company primarily services the same-day, intra-city delivery market. Historically, same-day delivery service primarily related to downtown document deliveries. Over time, technological developments such as facsimile and electronic mail have increased time sensitivity in a variety of business transactions, thereby increasing demand for the same-day delivery of non-faxable items. The category of non-faxable items that require time sensitive delivery is vast and includes items such as voluminous or confidential documents, critical manufacturing parts, medical devices and replacement computer parts.

     The Company believes that the same-day delivery and logistics industry offers substantial consolidation opportunities as a result of industry fragmentation and the benefits of large scale operations. The same-day delivery and logistics industry in the U.S. and Canada is highly fragmented and primarily consists of several thousand small, independent businesses serving local markets and a small number of multi-location regional or national operators. Relative to smaller companies, the Company believes that national operators such as the Company benefit from several competitive advantages including: national brand identity, professional management, the ability to service national accounts and centralized administrative and management information systems.

     In an effort to control costs and focus on primary competencies, many businesses are seeking to reduce their reliance on in-house transportation departments by turning to third party experts to provide transportation logistics services. These logistics services include designing and managing systems created to maximize efficiencies in transporting, warehousing, sorting and delivering products. Many businesses that outsource their distribution requirements prefer to purchase such services from one source that can service multiple cities, thereby decreasing the number of vendors from whom they purchase services.

THE DYNAMEX EXPRESS BUSINESS MODEL

     The Company was founded in 1992 as Parcelway Systems Holding Corp. In May 1995, the Company acquired Dynamex Express, the ground courier operations of Air Canada, which was led by Richard K. McClelland, the Company's Chief Executive Officer. At the time of its acquisition by the Company, Dynamex Express had developed an integrated network of locations across Canada and offered an array of delivery and logistics services on a national, multi-city and local basis. The Company seeks to expand its operations by implementing and expanding upon the business strategy utilized by Dynamex Express.

     Prior to 1989, Dynamex Express concentrated on same-day document delivery in the central business districts of the major metropolitan cities of Canada. Recognizing that an increasing variety of business transactions were becoming more time sensitive and in order to offset declining volumes in same-day document delivery, Dynamex Express expanded its customer base to include manufacturing companies, pharmaceutical companies, auto parts distributors, governmental agencies and other businesses that require same-day delivery of non-faxable items. Dynamex Express further responded to shifting market conditions by leveraging its ability to efficiently provide same-day delivery of small to mid-size items in metropolitan areas to provide value added services such as fleet management and strategic stocking.

     Dynamex Express also expanded its business by acquiring other same-day, intra-city courier companies within Canada. By May 1995, Dynamex Express had acquired a regional and several single-site courier companies across Canada and had locations in 20 Canadian cities. Dynamex Express expanded the service offerings of these acquired companies to include fleet management and strategic stocking and standardized the operating policies and procedures at each location. At the time of the Company's acquisition of Dynamex Express in May 1995, approximately 46% of Dynamex Express revenues were generated from same-day on-demand delivery, 30% from fleet management and 24% from same-day scheduled distribution services. Approximately 48% of these revenues were generated from services provided to customers on a national or multi-city basis.

BUSINESS STRATEGY

     The Company intends to implement and expand upon the Dynamex Express business model in the U.S. and Canadian markets in order to capitalize on the demand of local, regional and national businesses for innovative same-day distribution solutions. The key elements of the Company's business strategy are as follows:

     -FOCUS ON PRIMARY SERVICES. The Company provides three primary services:
      (i) same-day on-demand delivery, (ii) same-day scheduled distribution and
      (iii) fleet management. To raise the yield per delivery, the Company will continue to focus its same-day on-demand delivery business on non-faxable, time sensitive items that are transported throughout major metropolitan areas and to offer value added on-demand services such as strategic stocking. By concentrating its logistics services in fleet management and same-day scheduled distribution, the Company intends to capitalize on the market trend towards outsourcing transportation requirements. The delivery transactions in a fleet management, scheduled distribution or strategic stocking program are recurring in nature, thus creating the potential for long term customer relationships. Additionally, these services are generally less vulnerable to price competition than traditional delivery services.

     -TARGET NATIONAL AND REGIONAL ACCOUNTS. The Company's sales force focuses on pursuing and maintaining national and regional accounts. The Company anticipates that its (i) existing multi-city network of locations combined with new locations to be acquired, (ii) ability to offer value added services such as strategic stocking and fleet management to complement its basic same-day delivery services and (iii) experienced management team will create further opportunities with many of its existing customers and attract new national and regional accounts.

     -CREATE STRATEGIC ALLIANCES. By forming alliances with strategic partners that offer compatible services or have complex distribution needs, the Company and its partner can jointly market their services, thereby accessing one another's customer base and providing such customers with a broader range of services. Pursuant to its strategic alliance with Purolator Courier Ltd. ("Purolator"), the largest Canadian overnight courier company, the Company and Purolator have agreed to provide one another with wholesale courier services and to market the other partner's delivery services to its customers. See "Sales and Marketing."

     -PURSUE ACQUISITIONS. The Company believes that the highly fragmented nature of the delivery and logistics industry creates significant opportunities for same-day delivery and logistics companies with national marketing efforts and operations. Having substantially completed its Canadian network, the Company will focus its acquisition program on further penetrating the U.S. market.

      The Company will seek to acquire high quality same-day delivery businesses in new cities as well as in markets where it has already established a presence. The Company plans to augment the service offerings of its acquired companies with additional services such as fleet management and strategic stocking and to integrate the acquired operations into the Company's operating environment. Acquisitions in existing markets are expected to give the Company access to an acquired company's customer base while creating operating efficiencies within these markets. The Company believes that its management team's operating and acquisition experience will allow it to remain competitive in the acquisition market.

SERVICES

     The Company capitalizes on its routing, dispatch and vehicle management expertise developed in the ground courier business to provide its customers with a broad range of value added, same-day delivery and logistics services. By creating innovative applications of its core services, the Company intends to expand the market for its distribution solutions and increase the yield per service provided.

  Same-Day On-Demand Delivery

     The Company provides local same-day on-demand delivery services, whereby Company messengers or drivers respond to a customer's request for immediate pick-up and delivery. The Company augments its same-day on-demand services by offering inter-city ground and air transportation and next-flight-out services provided by third party air transportation operators. The Company focuses on the delivery of non-faxable, time sensitive items throughout major metropolitan areas rather than traditional downtown document delivery. By delivering items of greater weight over longer distances and providing value added on-demand services such as strategic stocking, the Company expects to continue to raise the yield per delivery relative to the yield generated from downtown document deliveries.

     The Company's on-demand services include the delivery of a customer's inventory on a just-in-time basis from strategic stocking locations managed by Company personnel. Strategic stocking locates the customer's inventory closer to its ultimate destination, thereby improving the customer's ability to service its own customers. The Company does not take ownership of or title to the inventory but provides the warehouse space or utilizes space provided by its customer to establish and manage a customized, multi-site strategic stocking program. Furthermore, the Company can bundle services such as same-day ground, same-day air and next-day air delivery to replenish stocking locations.

     The benefits of strategic stocking to the customer include (i) faster response time due to broader distribution of inventory locations and emergency transportation capabilities, (ii) decreased lease and employee costs associated with warehouse functions resulting from the Company's ability to consolidate warehouse space and administrative costs for multiple strategic stocking customers and (iii) improved inventory control through improved information systems. For example, when a computer parts and services distributor must quickly replace defective or worn out computer parts, the potential loss to the distributor's customer increases with the length of time it takes the distributor to deliver and install the replacement part. By storing computer parts in the Company's network of strategic stocking locations, the distributor can contact the Company and have the replacement part delivered to its customer within hours instead of days. The Company has targeted the computer and telecommunications industries as primary markets for strategic stocking services and has established a network of parts banks across Canada to serve such markets.

Additionally, the Company has introduced a service enhancement, whereby straightforward repairs, such as replacement of a defective keyboard, are performed by Company drivers, thus eliminating the need to dispatch a technician.

     While strategic stocking currently comprises only a small portion of the Company's same-day on-demand business, the Company intends to expand its strategic stocking program and has recently purchased strategic stocking software, hardware and certain other related assets from an experienced strategic stocking operator whom the Company now employs. The Company intends to expand the network of parts banks and courier alliances established by this operator by utilizing its own courier network in the U.S. and Canada and intends to utilize the additional courier alliances to increase its next-flight-out capability.

     For the year ended July 31, 1996, approximately 62% of the Company's revenues were generated from on-demand same-day delivery services, including strategic stocking services.

  Same-Day Scheduled Distribution

     The Company provides same-day scheduled distribution services for time-sensitive local deliveries that, by their nature, are recurring. Scheduled distribution services include regularly scheduled deliveries made on a point-to-point basis or deliveries that require intermediate handling, routing or sorting of items to be delivered to multiple locations. A bulk shipment may be received at the Company's warehouse where it is sub-divided into smaller bundles and sorted for delivery to specified locations. Same-day scheduled distribution services are provided on both a local and multi-city basis. The Company's on-demand delivery capabilities are available to supplement the scheduled drivers as needed. In the suburban Washington, D.C./Baltimore area, the Company provides scheduled, as well as on-demand, delivery services for a group of local hospitals and medical laboratories, transferring samples between these facilities. In Ontario, Canada, the Company services the scheduled distribution requirements of a consortium of commercial banks. These banks require regular pick-up of non-negotiable materials that are then delivered by the Company on an intra and inter-city basis. For the year ended July 31, 1996, approximately 17% of the Company's revenues were generated from same-day scheduled distribution services.

  Fleet Management

     With its fleet management service, the Company provides transportation services for customers that previously managed such operations in-house. The Company assumes complete responsibility for providing and managing a fleet of dedicated vehicles at the customer's site. This service is generally provided with a fleet of dedicated vehicles that can range from passenger cars to tractor trailers (or any combination) which may display the customer's logo and colors. In addition, the Company's on-demand delivery capability may supplement the dedicated fleet as necessary, thereby allowing a smaller dedicated fleet to be maintained on average. The Company's fleet management services include designing and managing systems created to maximize efficiencies in transporting, sorting and delivering customer's products on a local and multi-city basis. Because the Company generally does not own vehicles but instead hires drivers who do, the Company's fleet management solutions are not limited by the Company's need to utilize its own fleet.

     By outsourcing its fleet management the Company's customer (i) is able to utilize the Company's distribution and route optimization experience to deliver its products more efficiently, (ii) gains the flexibility to expand or contract fleet size as necessary, and (iii) reduces the costs and administrative burden associated with owning or leasing vehicles and hiring and managing transportation employees. For example, the Company recently configured and now manages a distribution fleet for one of the largest distributors to drug stores in Canada. For the year ended July 31, 1996, approximately 21% of the Company's revenues were generated from fleet management services.

     While the volume of each service provided and the profitability thereof varies significantly from branch office to branch office, each of the Company's branch offices generally offers the same core services. Factors which impact the business mix per branch include customer base, competition, geographic characteristics, available labor and general economic environment. The Company can bundle its various delivery and logistics services to create customized distribution solutions and to become the single-source for its customers' distribution needs.

OPERATIONS

     The Company's operations are divided into two U.S. regions and two Canadian regions, with each of the Company's 31 branches reporting to a regional office. Branch operations are locally managed with regional and national oversight and support provided as necessary. A branch manager is assigned to each branch office and is accountable for all aspects of branch operations including profitability. Each branch manager reports to a regional manager with similar responsibilities for all branches within his or her region. Certain administrative and marketing functions may be centralized for multiple branches in a given city or region. Prices for the Company's services are determined at the branch level based on the distance, weight and time-sensitivity of a particular delivery.

  Same-Day On-Demand Delivery

     Most locations have operations centers staffed by dispatchers, as well as customer service representatives and operations personnel. Incoming calls are received by trained customer service representatives who use PC-based communications software to instantly provide the customer with a job-specific price quote and to transmit the order to the appropriate dispatch location. Certain of the Company's larger clients can access such software through electronic data interface to enter dispatch requirements, page specific drivers, make inquiries, and receive billing information. A dispatcher coordinates shipments for delivery within a specific time frame. Shipments are routed according to the type and weight of the shipment, the geographic distance between the origin and destination and the time allotted for the delivery. Coordination and deployment of delivery personnel for on-demand deliveries is accomplished either through communications systems linked to the Company's computers, through pagers or by radio. The Company is in the process of integrating the software system utilized by Dynamex Express into each of its branches in order to standardize the reporting, tracking and billing of transactions. To enhance the Company's 24-hour delivery services at all locations, the Company is currently implementing a company-wide centralized answering service to transmit delivery requests made after normal business hours to the appropriate local operations team.

  Same-Day Scheduled Distribution

     A dispatcher coordinates and assigns scheduled deliveries to the drivers and manages the delivery flow. In many cases, certain drivers will handle a designated group of scheduled routes on a recurring basis. Any intermediate handling required for a scheduled distribution is conducted at the Company's warehouse or at a third party facility such as the airport.

  Fleet Management

     Fleet management services are coordinated by the Company's logistics specialists who have experience in designing, implementing and managing integrated networks for transportation services. Based upon the logistics specialist's analysis of a customer's fleet and distribution requirements, the Company develops a plan to optimize fleet configuration and route design. The Company provides the vehicles and drivers necessary to implement the fleet management plan. Such vehicles and drivers are generally dedicated to a particular customer, and the vehicles may display the customer's name and logo. The Company can supplement these dedicated vehicles and drivers with its on-demand capability as necessary.

SALES AND MARKETING

     The Company conducts a comprehensive marketing program involving direct sales and customer service to maintain and increase its customer base. Approximately 50 local employee sales representatives target small and mid-sized businesses while the Company's eight regional and national marketing executives focus on larger accounts and businesses with multi-city requirements. The Company's sales force includes product specialists dedicated to fleet management and strategic stocking, some of whom have developed expertise in servicing certain industries such as banks and telecommunications companies. The Company's product specialists seek new applications of the Company's primary services in an effort to expand the demand for such services.

     The Company's marketing representatives make regular calls on existing and potential customers to identify such customers' delivery and logistics needs. Customer service representatives on the local and national levels regularly communicate with customers to monitor the quality of services and to quickly respond to customer concerns. Through its telemarketing program, the Company maintains a database of its customers' service utilization patterns and satisfaction level. The telemarketing database is used by the sales force to analyze opportunities and conduct performance audits. The telemarketing group seeks to contact most of the Company's recurring customers approximately every 90 days.

     Fostering strategic alliances with customers who offer compatible services or have complex distribution needs is an important component of the Company's marketing strategy. For example, pursuant to a Marketing and Transportation Services Agreement, dated November 20, 1995 between the Company and Purolator, the Company has agreed to provide same-day delivery services to Purolator customers and Purolator has agreed to provide overnight courier services to the Company's customers. Pursuant to this agreement, in June 1996, Purolator began to market and the Company began to offer the following services to Purolator customers: (i) same-day local ground courier services; (ii) same-day inter-city ground courier services; and (iii) next-flight-out service between major cities in Canada and the U.S. When a Purolator customer requests any of these services, Purolator transfers such request to one of the Company's customer service representatives. The Company then dispatches the delivery order and bills Purolator at a discounted rate. Purolator in turn bills the customer at its own rate.

     The Marketing and Transportation Services Agreement is generally terminable upon two years notice but may be terminated upon a breach of the agreement or certain other events of default as set forth therein. The relationship between the Company and Purolator consists of the rights and obligations described in the aforementioned agreement and is not a joint venture or partnership. The Company also provides Purolator with local and inter-city same-day ground courier service for misdirected Purolator shipments. Purolator is the largest overnight courier in Canada with approximately 9,000 employees who handle approximately 300,000 packages daily. The Company believes that the increased transaction volume and marketing efforts contemplated by the Purolator alliance could significantly increase the Company's business in Canada.

     The Company generally enters into customer contracts for scheduled distribution, fleet management and strategic stocking services which are terminable (in selected cases with cancellation penalties) by such customer upon notice generally ranging from 30 to 90 days. The Company does not typically enter into contracts with its customers for on-demand delivery services other than strategic stocking services.

CUSTOMERS

     As of September 30, 1996, the Company had a diversified customer base of approximately 30,000 active customers across the U.S. and Canada. The Company's target customer is a business that distributes time-sensitive, non-faxable items that weigh from one to 70 pounds to multiple locations. The primary industries served by the Company include financial services, pharmaceuticals, medical laboratories and hospitals, auto parts, legal services and Canadian governmental agencies. Management believes that as of September 30, 1996, no single industry accounted for more than 10% of the Company's annual revenues. A significant number of the Company's customers are located in Canada. Approximately 73% of the Company's revenues for the year ended July 31, 1996 were generated in Canada. See Note 9 of Notes to the Consolidated Financial Statements.

COMPETITION

     The market for same-day delivery and logistics services has been and is expected to remain highly competitive. The Company believes that the principal competitive factors in the markets in which it competes are reliability, quality, breadth of service and price. Price competition for basic delivery services is particularly intense.

     Most of the Company's competitors in the same-day intra-city delivery market are privately held companies that operate in only one location, with no one competitor dominating the market. However, there is a trend toward industry consolidation and companies with greater financial and other resources than the Company that may not currently operate in the delivery and logistics business may enter the industry to capitalize on such trend.

     The market for the Company's logistics services is also highly competitive, and can be expected to become more competitive as additional companies seek to capitalize on the growth in the industry. The Company's principal competitors for such services are other delivery companies and in-house transportation departments. The Company generally competes on the basis of its ability to provide customized service regionally and nationally, which it believes is an important advantage in this highly fragmented industry, and on the basis of price.

     The Company competes for acquisition candidates with other companies in the industry and companies that may not currently operate in the industry but may acquire and consolidate local courier businesses. Management believes that its operating experience and its strategy to fully integrate each acquired company by adding its core services and introducing national marketing will allow it to remain competitive in the acquisition market.

RECENT ACQUISITIONS

     IPO Acquisitions. In August 1996, the Company consummated the IPO Acquisitions. The aggregate consideration paid by the Company in the IPO Acquisitions was approximately $7.4 million in cash and 173,485 shares of Common Stock and the Company repaid an aggregate of approximately $1.3 million of the IPO Acquired Companies' indebtedness.

     Other Acquisitions. In October 1996, the Company purchased all of the outstanding capital stock of Express It and issued an aggregate of 444,250 shares of common stock to the stockholders of such company as total consideration for such acquisition. In June 1996, the Company and Express It entered into an Agency and Support Agreement, pursuant to which (i) each company agreed to provide joint marketing services to one another, (ii) each company agreed to use the other's delivery services outside of such company's service area and (iii) the Company agreed to act as a consultant to Express It with respect to the operating, marketing and administrative proceedings of Express It in exchange for a monthly fee equal based on a percentage of Express It's operating profits. This Agency and Support Agreement was terminated upon the consummation of the acquisition of Express It. In October 1996, the Company acquired substantially all of the assets of Dollar Courier and agreed to pay an aggregate of approximately $340,000 in cash over a period of two years and six months as consideration therefor.

     The Company is currently integrating the Acquired Companies into the Company's operating environment. Each Acquired Company has been assigned to the appropriate regional division of the Company. A manager of each Acquired Company has agreed to continue to manage such operation after the consummation of the respective Acquisition and has been appointed branch manager at such operation. Management is training the staff of the Acquired Companies so that each branch will be able to provide and market the full range of Company services. As soon as practicable and where appropriate, the Company will assimilate each Acquired Company's accounting, payroll and cash management functions, standardize its insurance coverage and employee benefits and supplement or replace the use of the Acquired Company's tradename with "Dynamex."

REGULATION

     As of January 1, 1995, the U.S. Federal Aviation Administration Authorization Act of 1994 became effective, abolishing all intrastate regulatory control over prices, routes and services to which the Company had previously been subject. This legislation has increased the ability of the Company to expand into new states and to expand its presence in its existing areas of service. The Company holds nationwide general commodities authority from the Interstate Commerce Commission and/or the Federal Highway Administration of the U.S. Department of Transportation to transport certain property as a motor carrier on an interstate basis within the contiguous 48 states. The Trucking Industry Regulatory Reform Act of 1994 further deregulated certain aspects of the transportation industry, so that the Company will no longer be required to file tariffs setting forth its interstate rates. The Company holds permanent extra-provincial (and where required, intra-provincial) operating authority in all Canadian provinces where the Company does business.

     In connection with the operation of certain motor vehicles and the handling of hazardous materials in its courier operations, the Company is subject to regulation by the United States Department of Transportation and the states and by the appropriate Canadian federal and provincial regulations. The Company is also subject to regulation by the Occupational Health and Safety Administration, provincial occupational health and safety legislation and federal and provincial employment laws respecting such matters as hours of work, driver logbooks and workers' compensation. To the extent the Company holds licenses to operate two-way radios to communicate with its fleet, the Company is regulated by the Federal Communications Commission. The Company believes that it is in substantial compliance with all of these regulations.

SAFETY

     From time to time, the Company's drivers are involved in accidents or other activities that may give rise to liability claims. The Company currently carries liability insurance with an aggregate limit of $15.0 million, and independent owner/operators are required to maintain liability insurance of at least the minimum amounts required by applicable state or provincial law. The Company also has insurance policies covering property and fiduciary trust liability, which coverage includes all drivers. The Company reviews prospective drivers to ensure that they have acceptable driving records. In addition, where required by applicable law, the Company requires prospective drivers to take a physical examination and to pass a drug test.

PROPERTIES

     The Company operates its facilities in 48 locations, all of which are leased. These facilities are principally used for operations, general and administrative functions and training. Several of these facilities are primarily used as storage and warehouse space for strategic stocking. The chart below summarizes the locations of facilities which the Company leases as of September 30, 1996:

                                                                   NUMBER OF
                                  LOCATION                     LEASED PROPERTIES
                ---------------------------------------------  -----------------
                CANADA
                Alberta......................................           6
                British Columbia.............................           6
                Manitoba.....................................           3
                Nova Scotia..................................           1
                Ontario......................................          10
                Quebec.......................................           3
                Saskatchewan.................................           3
                                                                      ---
                          Total..............................          32
                                                                      ===
                U.S.
                Arizona......................................           1
                California...................................           4
                District of Columbia.........................           1
                Illinois.....................................           2
                Maryland.....................................           1
                Massachusetts................................           1
                New York.....................................           2
                Ohio.........................................           1
                Pennsylvania.................................           1
                Texas........................................           1
                Washington...................................           1
                                                                      ---
                          Total..............................          16
                                                                      ===

     The Company believes that its properties are well maintained, in good condition and adequate for its present needs. The Company anticipates that suitable additional or replacement space will be available when required. The Company's facilities rental expense for the fiscal years ended July 31, 1995 and 1996 was approximately $458,000 and $1,177,000, respectively. The Company's principal executive offices are currently located in Mississauga, Ontario, although the Company anticipates that it will move such offices to Dallas, Texas within the next 18 months. See Note 6 of Notes to the Consolidated Financial Statements.

INTELLECTUAL PROPERTY

     The Company has registered "Dynamex" and Dynamex Express" as federal trade marks in Canada and has filed applications in the U.S. for federal trade mark registration of such names. No assurance can be given that any such registration will be granted or that if granted, such registration will be effective to prevent others from using the trade mark concurrently or preventing the Company from using the trade mark in certain locations.

EMPLOYEES

     At September 30, 1996, the Company had approximately 1,280 employees, of which approximately 880 were employed full-time primarily in various management, supervisory, administrative, and corporate positions, approximately 360 were employed full-time as drivers and approximately 40 were employed part-time, primarily as drivers. Additionally at October, 1996, the Company had contracts with approximately 2,500 independent owner/operators. Management believes that the Company's relationship with such employees and independent owner/operators is good. See "Risk Factors -- Certain Tax Matters Related to Drivers."

     In Canada, approximately 48% of the Company's drivers are represented by major international labor unions. Management believes that the Company's relationship with such unions is good. None of the Company's U.S. employees or drivers are represented by unions.

LEGAL PROCEEDINGS

     There are no pending legal proceedings involving the Company other than routine litigation incidental to the Company's business, including numerous motor vehicle-related accident claims. In the opinion of the Company's management, such proceedings should not, individually or in the aggregate, have a material adverse effect on the Company's business, financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The following table sets forth certain information concerning each of the persons who are (i) executive officers, (ii) key employees or (iii) directors.

               NAME                  AGE                   POSITION(S)
-----------------------------------  ---   --------------------------------------------
Richard K. McClelland..............  44    Chairman of the Board, President, Chief
                                           Executive Officer and Director
Robert P. Capps....................  42    Vice President-Finance and Corporate
                                           Development, Treasurer and Assistant
                                           Secretary
Martin A. Piccolo..................  40    Vice President, Controller and Secretary
James R. Aitken....................  36    General Manager -- Eastern Canada
Catherine J. Taylor................  41    General Manager -- Midwestern Canada
Ralph Embree.......................  46    General Manager -- Eastern U.S.
Thomas R. Stotler..................  55    General Manager -- Western U.S.
James M. Hoak......................  52    Director
Stephen P. Smiley..................  47    Director(2)
Wayne Kern.........................  63    Director
Brian J. Hughes....................  35    Director(1)(2)
Kenneth H. Bishop..................  59    Director(1)(2)
E. T. Whalen.......................  63    Director

---------------

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

     Richard K. McClelland became the President and Chief Executive Officer of the Company in May 1995 upon the closing of the Company's acquisition of Dynamex Express, where he also served as President since 1988. He was elected as Chairman of the Board of the Company in February 1996. Prior to joining Dynamex Express in 1986, Mr. McClelland held a number of advisory and management positions with the Irving Group, Purolator Courier Ltd. and Sunbury Transport Ltd., where he was engaged in the domestic and international same-day air, overnight air, and trucking businesses.

     Robert P. Capps has served as Vice President of Finance and Corporate Development, Treasurer and Assistant Secretary of the Company since February 1996. Mr. Capps served in various financial management capacities with Hadson Corporation (an energy company) from February 1986 through June 1995 and was Executive Vice President and Chief Financial Officer from May 1991 through June 1995. In October 1992, Hadson Corporation filed for protection under Chapter 11 of the Federal Bankruptcy Code. Hadson Corporation's plan of reorganization was confirmed in November 1992. Mr. Capps is a certified public accountant.

     Martin A. Piccolo became the Controller of the Company in May 1995 upon the closing of the Company's acquisition of Dynamex Express, where he also served in such capacity. He was elected as Secretary of the Company in September 1995 and also served as its Treasurer from September 1995 through January 1996. Mr. Piccolo joined Dynamex Express in January 1989 and has over 15 years experience in the courier industry.

     James R. Aitken has served as the General Manager -- Eastern Canada since February 1996. He joined the Company in May 1995 in conjunction with the Company's acquisition of Dynamex Express. Prior to joining the Company, Mr. Aitken was the Director of Sales and Marketing with Dynamex Express, where he was employed from 1988 to May 1995. During his employment with Dynamex Express, Mr. Aitken worked in sales and marketing, regional and branch management and client development. Mr. Aitken has over 17 years of experience in the courier industry.

     Catherine J. Taylor has served as the General Manager -- Midwestern Canada since May 1996. She joined the Company in August 1995 as Sales
Manager -- Eastern Canada. Prior to joining the Company, Mrs. Taylor was employed by The Swift Transportation Group from 1982 where she held various management and supervisory positions. Ms. Taylor has over 14 years of experience in the courier industry.

     Ralph Embree has served as the General Manager -- Eastern U.S. since February 1996. He joined the Company in December 1995 in conjunction with the Company's acquisition of Mayne Nickless. Prior to joining the Company, Mr. Embree held a variety of operations, sales and management positions with Mayne Nickless where he was employed for seven years. Mr. Embree has over 17 years of experience in the courier industry.

     Thomas R. Stotler has served as the General Manager -- Western U.S. since February 1996. He joined the Company in December 1995 in conjunction with the Company's acquisition of Mayne Nickless. Prior to joining the Company, Mr. Stotler was employed by Mayne Nickless for over eight years as a branch manager and regional operations manager. Mr. Stotler has over 18 years of experience in the courier industry.

     James M. Hoak has served as a director of the Company since February 1996. Mr. Hoak founded Heritage Communications, Inc. (a diversified communications company) in 1971 and served as its Chief Executive Officer until 1991. From 1991 to 1995, Mr. Hoak served as Chairman and Chief Executive Officer of Crown Media, Inc. (a cable television company). Mr. Hoak has served as Chairman of the Board of Heritage Media Corporation (a company engaged in targeted marketing services and broadcasting) since its inception in 1987. Mr. Hoak has served as the Chairman of the general partner of Cypress from its inception in 1992 and as the Chairman of Hoak Capital Corporation (a private investment company) since its inception in 1991. Since July 1996, Mr. Hoak has served as the Chairman and a director of Hoak Breedlove Wesneski & Co. (an investment banker, securities broker-dealer and one of the representatives of the underwriters in the IPO). Mr. Hoak is a director of Airgas, Inc., MidAmerican Energy Company, Pier 1 Imports, Inc. and Texas Industries, Inc. See "Certain Transactions" and "Underwriting."

     Stephen P. Smiley has served as a director of the Company since 1993 and was a Vice President of the Company from December 1995 through February 1996. Mr. Smiley was President of Hoak Capital Corporation from 1991 through February 1996 and served as President of the general partner of Cypress from its inception in 1992 through January 1996. Mr. Smiley has been Executive Vice President of Hunt Financial Corp. (a private investment company) since February 1996. Mr. Smiley is also a director of Sun Coast Industries, Inc. (a plastics manufacturer).

     Wayne Kern has served as a director of the Company since February 1996. Mr. Kern has served as Senior Vice President and Secretary of Heritage Media Corporation since 1987. From 1991 to 1995, Mr. Kern also served as Executive Vice President of Crown Media, Inc. From 1979 to 1991, Mr. Kern served as the Executive or Senior Vice President, General Counsel and Secretary of Heritage Communications, Inc.

     Brian J. Hughes has served as a director of the Company since May 1995. Mr. Hughes has served as the Vice President -- Investments of both Preferred Risk Life Insurance Company and Preferred Risk Mutual Insurance Company since September 1992. Mr. Hughes has been a member of the Advisory Board of Cypress since March 1993. From 1986 to 1992, Mr. Hughes served as Assistant Vice President -- Investments at Boatmen's National Bank.

     Kenneth H. Bishop has served as a director of the Company since August 1996. From 1974 to August 1996, Mr. Bishop was President and General Manager of Zipper Transportation Services, Ltd. and a related company which operated a same-day delivery business in Winnipeg, Manitoba. Zipper was acquired by the Company in August 1996. See "Business -- Recent Acquisitions."

     E. T. Whalen has served as a director of the Company since August 1996. Mr. Whalen is currently a consultant to Gateway Freight Services, an entity providing freight forwarding services to major international airlines. From 1965 until January 1996 Mr. Whalen was employed by Japan Airlines in various management positions, including Staff Vice President-Cargo from October 1986.

BOARD OF DIRECTORS

     The Board of Directors of the Company consists of seven members. Each director will hold office until the annual meeting of the stockholders of the Company next following his election, and until his successor is elected and qualified. The holders of a majority of the outstanding shares of Common Stock present and entitled to vote at a meeting of stockholders are entitled to elect all of the directors.

     Directors who are employees of the Company do not receive additional compensation for serving as directors. Each director who is not an employee of the Company will receive an annual fee of $6,000 as compensation for his or her services as a member of the Board of Directors. Non-employee directors will receive an additional fee of $500 for each meeting of the Board of Directors attended in person by such director and $250 for each telephonic meeting in which such director participates. Non-employee directors who serve on a committee of the Board of Directors will receive $500 for each committee meeting attended in person and $250 for each telephonic committee meeting in which such director participates. All directors of the Company are reimbursed for out-of-pocket expenses incurred in attending meetings of the Board of Directors or committees thereof, and for other expenses incurred in their capacities as directors of the Company.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has established two committees: a Compensation Committee and an Audit Committee. Each of these committees has two or more members who serve at the discretion of the Board of Directors. The Compensation Committee is responsible for reviewing and making recommendations to the Board of Directors with respect to compensation of executive officers, other compensation matters and awards under the Company's stock option plan. The Audit Committee is responsible for reviewing the Company's financial statements, audit reports, internal financial controls and the services performed by the Company's independent public accountants, and for making recommendations with respect to those matters to the Board of Directors.

EXECUTIVE COMPENSATION

     The following summary compensation table sets forth the total annual compensation paid or accrued by the Company to or for the account of the Chief Executive Officer and the other executive officer of the Company whose total cash compensation for the fiscal year ended July 31, 1996 exceeded $100,000:

                           SUMMARY COMPENSATION TABLE

                                                                                          LONG TERM
                                                                                        COMPENSATION
                                                                                           AWARDS
                                                                        ANNUAL          -------------
                                                                     COMPENSATION        SECURITIES
                                                                   -----------------     UNDERLYING
                      NAME AND                         FISCAL      SALARY     BONUS        OPTIONS
                 PRINCIPAL POSITION                     YEAR         ($)       ($)           (#)
-----------------------------------------------------  ------      -------    ------    -------------
Richard K. McClelland
  President and Chief Executive Officer..............   1996       194,467    50,790            --
                                                        1995(1)     22,050        --       103,000

---------------

(1) Mr. McClelland was employed by the Company as of May 31, 1995, the date of the Company's acquisition of Dynamex Express. Consequently, Mr. McClelland's salary for fiscal year 1995 as set forth above represents only two months of his annual salary. Had Mr. McClelland been employed for the entire twelve months of fiscal year 1995, his salary for such year would have been approximately $132,300.

EMPLOYMENT AGREEMENT

     The Company has entered into an employment agreement with Mr. McClelland. Such agreement provides for the payment of a base salary in the annual amount of $200,000, participation in an executive bonus plan, an auto allowance of approximately Cdn $900 per month and participation in other employee benefit plans. The agreement also provides that upon Mr. McClelland's exercise of certain stock options to purchase 48,000 shares of Common Stock, the Company shall pay Mr. McClelland a bonus equal to the exercise price multiplied by the number of shares to be purchased by virtue of such exercise. Unless terminated earlier, the employment agreement shall continue until May 31, 2000, upon which date, such agreement will be automatically extended for successive one-year renewal terms unless the Company gives Mr. McClelland notice upon the terms provided in such agreement. Additionally, upon a sale or transfer of substantially all of the assets of the Company or certain other events that constitute a change of control of the Company, including the acquisition by a stockholder other than certain named stockholders of securities representing 15% of the votes that may be cast for director elections, the Company or its successor, as the case may be, shall continue to pay Mr. McClelland the compensation set forth in such agreement for the greater of two years from the date of such change of control or the remainder of the term of the agreement.

STOCK OPTION PLAN

     The Company maintains the Dynamex Inc. 1996 Stock Option Plan (the "Option Plan") which provides for the grant of options to eligible employees and directors for the purchase of Common Stock of the Company. The Option Plan covers, in the aggregate, a maximum of 630,000 shares of Common Stock. The Option Plan provides for the granting of both incentive stock options (as defined in Section 422A of the Internal Revenue Code of 1986) and nonqualified stock options (options which do not meet the requirements of Section 422A). In addition, the Option Plan provides for the granting of restricted stock, which may include, without limitation, restrictions on the right to vote such shares and restrictions on the right to receive dividends on such shares. The grant of options to purchase such restricted stock may be based upon the attainment of performance goals prescribed by the Compensation Committee of the Board of Directors (the "Committee"). Under the Option Plan, the exercise price may not be less than the fair market value of the Common Stock on the date of the grant of the option.

     The Committee administers and interprets the Option Plan and is authorized to grant options thereunder to all eligible employees of the Company, including officers. The Committee designates the optionees, the number of shares subject to the options and the terms and conditions of each option. Options under the Option Plan generally vest over a five year period. Certain changes in control of the Company will cause the options to vest immediately. Each option granted under the Option Plan must be exercised, if at all, during a period established in the grant which may not exceed 10 years from the date of grant. An optionee may not transfer or assign any option granted and may not exercise any options after a specified period subsequent to the termination of the optionee's employment with the Company.

     Non-employee members of the Board of Directors will receive annual grants of options under the Option Plan. The initial grant to such directors shall consist of options to purchase 2,000 shares of Common Stock at fair market value and shall be granted upon the later of (i) the closing of the IPO or (ii) the date such director is initially elected. Thereafter, on the anniversary of the initial grant, options to purchase 2,000 shares of Common Stock at the then fair market value will be automatically granted to each director then serving. Such options will be immediately vested in full. Each option granted to directors under the Option Plan must be exercised, if at all, during a period established in the grant, which may not exceed 10 years from the date of grant. An optionee may not transfer or assign any options granted and may not exercise any options after a specified period subsequent to the termination of the optionee's service on the Board of Directors. Any options granted to an optionee will immediately terminate upon removal of such optionee from the Board of Directors for cause.

     As of September 30, 1996, options to purchase 471,384 shares are outstanding and (i) 214,384 of these options have a weighted average exercise price of $3.84 per share and expire between November 2003 and July 2005 and (ii) 257,000 of these options (99,000 of which were granted to Mr. McClelland) have an exercise price of $8.00 per share and will expire in August 2006. A total of 158,616 shares remained available for future grants under the Option Plan. The Company did not grant any options to purchase Common Stock under the Option Plan in fiscal year 1996.

FISCAL YEAR-END OPTION VALUES

     The following table sets forth information with respect to the unexercised options to purchase shares of the Company's Common Stock granted under the Option Plan to the executive officers named in the Summary Compensation Table and held by them at July 31, 1996.

                         FISCAL YEAR-END OPTION VALUES

                                                                   AS OF JULY 31, 1996
                                             ---------------------------------------------------------------
                                                 NUMBER OF SECURITIES
                                                UNDERLYING UNEXERCISED             VALUE OF UNEXERCISED
                                                        OPTIONS                   IN-THE-MONEY OPTIONS(1)
                                             -----------------------------     -----------------------------
                    NAME                     EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
-------------------------------------------- -----------     -------------     -----------     -------------
Richard K. McClelland.......................    59,000           44,000         $ 221,250(2)     $ 165,000

---------------

(1) Based on the IPO price of $8.00 per share less the exercise price payable for such shares.

(2) Does not give effect to the Company's agreement to pay a cash bonus to Mr. McClelland upon his exercise of his option to purchase all or any of these 48,000 shares of Common Stock equal to the exercise price multiplied by the number of shares to be purchased by virtue of such exercise.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During fiscal year 1996, the Compensation Committee of the Company's Board of Directors consisted of two members, Messrs. Smiley and Hughes. Mr. Smiley was a Vice President of the Company from December 1995 through February 1996, although he received no compensation for the services rendered to the Company in such capacity. Mr. Bishop became a member of the Compensation Committee concurrently with his election to the Board of Directors in August 1996. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

LIMITATION ON LIABILITY AND INDEMNIFICATION MATTERS

     The Company's Restated Certificate of Incorporation limits the liability of directors of the Company to the Company or its stockholders to the fullest extent permitted by Delaware General Corporation Law (the "DGCL"). Accordingly, pursuant to the terms of the DGCL presently in effect, the Company's directors will not be liable to the Company or its stockholders for monetary damages for breach of the directors' fiduciary duty as a director, except for liability (i) for any breach of the directors' duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions will be to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions will not limit the liability of directors under federal securities laws. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

     The Company's Bylaws provide that the Company shall indemnify each of its directors and officers, acting in such capacity, so long as such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company. Such indemnification may be made only upon a determination by the Board of Directors that such indemnification is proper in the circumstances because the person to be indemnified has met the applicable standard of conduct to permit indemnification under the law. The Company is also required to advance to such persons payment for their expenses incurred in defending a proceeding to which indemnification might apply, provided the recipient provides an undertaking agreeing to repay all such advanced amounts if it is ultimately determined that he is not entitled to be indemnified.

     The Company has also entered into indemnification agreements with each of its directors and certain of its executive officers. Pursuant to these agreements, the Company is obligated, to the extent permitted by law, to indemnify these persons against all expenses, judgments, fines and penalties incurred in connection with the defense or settlement of any actions brought against them by reason of the fact that they are or were directors or officers of the Company or that they are or were serving at the request of the Company as an officer or director of another corporation or enterprise, except that if the acts of such an indemnitee are found by a court of proper jurisdiction to be intentional or willful, the Company will not be liable to indemnify such indemnitee.

     As of this date hereof, there is no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification will be required or permitted, and the Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

     In private placements of the Company's securities conducted from November 16, 1993 through May 31, 1995, Cypress, which was not affiliated with the Company prior to its initial investment in November 1993, acquired an aggregate of 2,021,752 shares of Common Stock (after giving effect to the May 1995 conversion of the Company's convertible preferred stock held by Cypress) for aggregate consideration of approximately $7.0 million, including interest and dividends accrued on such preferred stock. James M. Hoak, a director of the Company, is the Chairman and sole stockholder of the general partner of Cypress and such general partner owns a 5% partnership interest in Cypress. Additionally, Mr. Hoak is a limited partner owning a 45% interest in Cypress.

     In December 1995, in connection with the acquisition of Mayne Nickless, the Company issued $4.5 million of Bridge Notes including (i) $1.0 million to Cypress, (ii) an aggregate of approximately $1.8 million to various limited partners of Cypress (including Preferred Risk Mutual Insurance Company and Preferred Risk Life Insurance Company (each a stockholder of the Company and an employer of Brian J. Hughes, a director of the Company) and Stephen P. Smiley (a director of the Company)) and certain affiliates of Cypress' general partner and
(iii) an aggregate of approximately $1.8 million to James M. Hoak and the general partner of Cypress. The holders of Bridge Notes received the Bridge Warrants, which enabled the holders upon exercise of such warrants to purchase an aggregate of 540,000 shares of Common Stock at a price of $0.025 per share. In August 1996, the Company redeemed the Bridge Notes with a portion of the IPO proceeds and the Bridge Warrants were exercised by the holders thereof. See "Use of Proceeds", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Principal Stockholders."

     The Company paid Hoak Capital Corporation fees in the aggregate amount of approximately $146,000 in fiscal 1995 for advisory services rendered in connection with certain acquisitions and financing arrangements. In January 1996, the Company paid HSC Investments Corp. a fee of $70,000 for investment banking services rendered in connection with the Company's acquisition of Mayne Nickless and $165,000 for the arrangement of bank financing related to that acquisition. In August 1996, the Company paid Hoak Breedlove Wesneski & Co. usual and customary fees related to investment banking services rendered in such firm's capacity as a co-manager of the IPO. James M. Hoak is the chairman and principal shareholder of Hoak Capital Corporation. Mr. Hoak is the Chairman and principal shareholder of HSC Investments Corp., substantially all the assets of which were sold to Hoak Breedlove Wesneski & Co., (one of the underwriters' representatives in the IPO) in July 1996. Mr. Hoak is the Chairman and a director of Hoak Breedlove Wesneski & Co. In addition, Mr. Hoak is a principal stockholder of Hoak Breedlove Wesneski & Co.'s parent corporation and Wayne Kern, a director of the Company, is the Secretary of such corporation.

     In May 1995, the Company purchased Dynamex Express from Air Canada for approximately Cdn $10.5 million. Richard K. McClelland, who was the chief executive officer of Dynamex Express and unaffiliated with the Company at the time of such transaction, became the chief executive officer and a director of the Company upon consummation of such transaction.

     In August 1996, the Company purchased from Kenneth Bishop, now a director of the Company, all of the outstanding stock of Zipper for an aggregate purchase price of approximately Cdn $2.5 million (approximately $1.8 million, as converted using an exchange rate of 0.73 U.S. dollars to 1.00 Canadian dollars) in cash and 56,922 shares of Common Stock. In addition, simultaneously with the closing of such Acquisition, the Company repaid Zipper's bank indebtedness of approximately Cdn $445,000 (approximately $325,000, as converted using an exchange rate of 0.73 U.S. dollars to 1.00 Canadian dollars). Mr. Bishop became a director of the Company upon consummation of such acquisition. See
"Business -- Recent Acquisitions."

     The Company believes that all of the transactions set forth above were made on terms no less favorable to the Company than could have been obtained from unaffiliated third parties. All future transactions, including loans, between the Company and its officers, directors, principal stockholders and affiliates, will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors, and have been and will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of November 4, 1996 for (i) each person known by the Company to own beneficially more than 5% of the Common Stock, (ii) each director and each executive officer of the Company named in the Summary Compensation Table and (iii) all directors and executive officers of the Company as a group. Except pursuant to applicable community property laws and except as otherwise indicated, each stockholder identified in the table possesses sole voting and investment power with respect to its or his shares.

                                                                            SHARES BENEFICIALLY
                                                                                   OWNED
                                                                           ---------------------
                                  NAME                                     NUMBER(1)     PERCENT
-------------------------------------------------------------------------  ---------     -------
DIRECTORS AND EXECUTIVE OFFICERS:
Richard K. McClelland....................................................     59,000       *
James M. Hoak(2)(3)......................................................  2,353,752       35.2%
Stephen P. Smiley........................................................      4,160       *
Wayne Kern...............................................................      4,640       *
Brian J. Hughes(4).......................................................         --       --
Kenneth H. Bishop........................................................     58,922       *
E. T. Whalen.............................................................      2,000       *
All directors and executive officers as a group (9 individuals)..........  2,486,874       36.7
OTHER 5% STOCKHOLDERS:
Cypress Capital Partners I, L.P.(3)......................................  2,141,752       32.0
  One Galleria Tower,
  Suite 1650, 13355 Noel Road,
  Dallas, Texas 75240
Preferred Risk Mutual Insurance Company(5)...............................    336,116        5.0
  111 Ashworth Road
  West Des Moines, Iowa 50265

---------------

  *  Indicates less than 1%

 (1) Includes shares issuable upon the exercise of stock options outstanding and fully vested as of November 4, 1996.

 (2) Mr. Hoak's address is One Galleria Tower, Suite 1650, 13355 Noel Road, Dallas, Texas 75240. Includes 2,141,752 shares owned by Cypress, of which Mr. Hoak is the Chairman and sole shareholder of its 5% general partner and a 45% limited partner. Excludes 4,800 shares owned by Mr. Hoak's wife, as to which shares Mr. Hoak disclaims beneficial ownership.

 (3) Includes 2,141,752 shares beneficially owned by James M. Hoak in his capacity as the Chairman and sole shareholder of the general partner of Cypress.

 (4) Excludes 336,116 shares beneficially owned by Preferred Risk Life Insurance Company and Preferred Risk Mutual Insurance Company, each of which employs Mr. Hughes as Vice President- Investments. Mr. Hughes disclaims beneficial ownership of such shares.

 (5) Includes 168,056 shares beneficially owned by its affiliate Preferred Risk Life Insurance Company.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 60,000,000 shares of capital stock, par value $.01 per share, of which 50,000,000 are Common Stock and 10,000,000 are Preferred Stock. A total of 500,000 shares of Preferred Stock have been designated as Series A Junior Participating Preferred Stock (the "Series A Preferred Stock") by the Board of Directors in connection with the Rights Agreement discussed below. As of November 4, 1996, there were approximately 62 holders of Common Stock outstanding, 6,691,195 shares of Common Stock outstanding, and no shares of Preferred Stock outstanding.

     The following description of the Company's capital stock does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of the Company's Restated Certificate of Incorporation, Bylaws and Rights Agreement, in each case as amended to date.

COMMON STOCK

     The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. The Common Stock does not have cumulative voting rights, which means that the holders of a majority of the shares voting for election of directors can elect all members of the Board of Directors. Dividends may be paid ratably to holders of Common Stock when and if declared by the Board of Directors out of funds legally available therefor. Upon liquidation or dissolution of the Company, the holders of Common Stock will be entitled to share ratably in the assets of the Company legally available for distribution to stockholders after payment of all liabilities and the liquidation preferences of any outstanding Preferred Stock.

     The holders of Common Stock have no preemptive or conversion rights or other subscription rights and are not subject to redemption or sinking fund provisions or to calls or assessments by the Company. The shares of Common Stock offered hereby are fully paid and not liable for call or assessment. The Common Stock offered hereby has been approved for quotation and trading on the Nasdaq National Market. The last reported sales price of the Common Stock on Nasdaq on November 4, 1996 was $11.00 per share.

PREFERRED STOCK

     Under governing Delaware law and the Company's Restated Certificate of Incorporation, no action by the Company's stockholders is necessary, and only action of the Board of Directors is required, to authorize the issuance of any of the Preferred Stock. The Board of Directors is empowered to establish, and to designate the name of, each class or series of the Preferred Stock.

     Shares of Series A Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $0.25 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the shares of Series A Preferred Stock will be entitled to a minimum preferential liquidation payment of $1 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, provided that the holders of the shares of Series A Preferred Stock shall be entitled to an aggregate payment of 100 times the payment made per share of Common Stock, as adjusted to reflect any dividend on the Common Stock payable in shares of Common Stock or any subdivision, combination or reclassification of the Common Stock. Each share of Series A Preferred Stock will have 100 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Series A Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

     Although the Company has no present plans to issue additional series of Preferred Stock (other than shares which may be issued in connection with the Rights Agreement), such shares may be issued from time to time in one or more classes or series with such designations, powers, preferences, rights, qualifications, limitations and restrictions as may be fixed by the Company's Board of Directors. The Board of Directors, without obtaining stockholder approval, may issue such shares with voting or conversion rights or both and thereby dilute the voting power and equity of the holders of Common Stock and adversely affect the market price of such stock.

     The existence of authorized Preferred Stock may have the effect of discouraging an attempt, through acquisition of a substantial number of shares of Common Stock, to acquire control of the Company with a view to effecting a change in control of the Company, a merger, sale or exchange of assets or a similar transaction. The anti-takeover effects of authorized Preferred Stock may deny stockholders the receipt of a premium on their Common Stock and may also have a depressive effect on the market price of the Common Stock.

RIGHTS AGREEMENT

     In June 1996, the Board of Directors of the Company approved a Rights Agreement which is designed to protect stockholders should the Company become the target of coercive and unfair takeover tactics. Pursuant to the Rights Agreement, the Board of Directors declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of Common Stock on May 31, 1996. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of the Series A Preferred Stock, at a price of $45.00 per one one-hundredth of a share of Series A Preferred Stock, subject to possible adjustment.

     Initially, the Rights are attached to all Common Stock certificates and no separate Rights certificates exist. Until the Rights become separable as described below, an additional Right will be issued with every share of newly issued Common Stock, including the shares of Common Stock offered hereby. Until a Right is exercised, the holder of a Right will have no rights as a stockholder of the Company, including the right to vote or to receive dividends. The Rights will expire on May 31, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

     The Rights will become exercisable and separable from shares of Common Stock upon the earlier to occur of (i) 10 days after the first public announcement that a person or group (an "Acquiring Person"), other than the Company, any subsidiary of the Company or any employee benefit plan of the Company or Cypress, James M. Hoak (or any affiliates thereof), has become the beneficial owner of 15% or more of the outstanding shares of Common Stock or
(ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to the time any person or group becomes an Acquiring Person) after the commencement of, or the announcement of an intention to commence, a tender or exchange offer the consummation of which would result in any person or group (other than the Company, any subsidiary of the Company or any employee benefit plan of the Company) becoming the beneficial owner of 15% or more of such outstanding shares of Common Stock.

     In the event that any person or group becomes the beneficial owner of 15% or more of the shares of Common Stock then outstanding, each registered holder of a Right will have the right to receive upon exercise of Right at the then current purchase price of the Right that number of shares of Common Stock of the Company having a market value of two times such purchase price. Notwithstanding the foregoing, after the occurrence of the event described in this paragraph, all Rights which are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person will be void. Under no circumstances may a Right be exercised following the occurrence of a transaction described in this paragraph prior to the expiration of the Company's right of redemption.

     In the event that, on or after the first public announcement by the Company or an Acquiring Person that an Acquiring Person has become such (the "Share Acquisition Date"), the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold or transferred (in one transaction or a series of transactions other than in the ordinary course of business), each registered holder of a Right (except Rights which have become void as specified above) will thereafter have the right to receive, upon the exercise thereof at the then current purchase price of the Right, the number of shares of common stock of the acquiring company (or of another person or group affiliated with the Acquiring Person as provided in the Rights Agreement) which at the time of such transaction will have a market value of two times such purchase price.

     At any time after any person becomes an Acquiring Person and prior to the time such person or group becomes the beneficial owner of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights which have become void), in whole or in part, at the exchange rate of one share of Common Stock, or one one-hundredth of a share of Series A Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right, subject to adjustment as provided in the Rights Agreement.

     At any time prior to the earlier of (i) the 10th business day after the Share Acquisition Date, subject to one or more extensions by a majority of the Disinterested Directors (as defined) and (ii) the Final Expiration Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a redemption price of $.01 per Right, appropriately adjusted to reflect any stock split, stock dividend, subdivision or combination or any similar transaction occurring after the date of the Rights Agreement (the "Redemption Price"); provided, however, that, under certain circumstances specified in the Rights Agreement, the Rights may not be redeemed unless there are Disinterested Directors in office and such redemption is approved by a majority of such Disinterested Directors. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion shall establish. After the redemption period has expired, the Company's right of redemption may be reinstated, under the circumstances specified in the Rights Agreement, which include the concurrence of a majority of the Disinterested Directors, if an Acquiring Person shall have reduced to 10% or less the number of outstanding shares of Common Stock beneficially owned in a transaction or series of transactions not involving the Company and not constituting specified transactions which result in a discounted purchase price under the Rights Agreement. Immediately after any action by the Board of Directors directing the redemption of the Rights, the right to exercise the Rights shall terminate and thereafter the registered holders of the Rights shall be entitled to receive only the Redemption Price per Right.

     The term "Disinterested Director" means any member of the Company's Board of Directors who is unaffiliated with an Acquiring Person and was a member of the Company's Board of Directors prior to the time that an Acquiring Person became such and any successor of a Disinterested Director who is unaffiliated with an Acquiring Person and is recommended to succeed a Disinterested Director by a majority of Disinterested Directors then on the Company's Board of Directors.

     The Rights have certain anti-takeover effects. The Rights could cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on redemption of the Rights or on substantially all of the Rights also being acquired. The Rights should not, however, interfere with any merger or other business combination approved by the Board of Directors of the Company since the Rights may be redeemed or amended by the Company as described above.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     The Company is a Delaware corporation and is subject to the provisions of
Section 203 of the Delaware General Corporation Law. In general, Section 203 provides that a Delaware corporation may not engage in any of a broad range of business combinations with a person or affiliate or associate of such person who is an "interested stockholder" (defined generally as a person who together with affiliates and associates, own (or within three years, did own) 15% or more of a corporation's outstanding voting stock) unless: (a) the transaction resulting in a person's becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder; (b) the interested stockholder acquires 85% or more of the outstanding voting stock of the corporation in the same transaction that makes it an interested stockholder; or (c) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Company's Common Stock is Harris Trust and Savings Bank.

                        SHARES ELIGIBLE FOR FUTURE SALE

     As of November 4, 1996, the Company had outstanding 6,691,195 shares of Common Stock. In addition, the Company has 471,384 shares reserved for issuance upon exercise of options granted under the Company's Stock Option Plan, 108,754 of which are immediately exercisable (subject to the lockup period described below which affects 103,954 of such shares). Of the 6,691,195 shares outstanding, 2,990,000 shares sold to the public in the IPO are and the 617,735 shares offered by the Selling Stockholders hereby will be freely tradeable without restrictions or registration under the Securities Act, except that any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 ("Rule 144") under the Securities Act ("Affiliates") may generally only be sold in compliance with the limitations of Rule 144 described below and the 617,735 shares are subject to the lockup agreement described below. The remaining 3,083,460 shares were issued and sold by the Company in private transactions in reliance upon exemptions from registration under the Securities Act and are, therefore deemed "restricted securities" under Rule 144 which may not be sold publicly unless the shares are registered under the Securities Act or are sold under Rule 144 or another similar exemption. Under Rule 144, substantially all of the remaining restricted securities will become eligible for resale in accordance with the terms of Rule 144 90 days after the date the Company becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     In general, under Rule 144 a person (or persons whose sales are aggregated) who beneficially owns restricted securities for at least two years and any Affiliate who beneficially owns restricted securities for at least two years or any other shares not constituting restricted securities without regard to such two-year holding period, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock or the average weekly trading volume in the Company's Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the Company. A person who has not been an affiliate of the Company at any time during the three months preceding a sale, and who beneficially owns shares last acquired from the Company or an affiliate of the Company at least three years previously is entitled to sell all such shares under Rule 144 without regard to any of the limitations of the Rule.

     Under the terms of agreements between the Company and its principal stockholders entered into in connection with the issuance of the Company's equity securities, if the Company proposes to register any of its securities under the Securities Act for its own account, such holders are entitled to notice of such registration and are entitled to include certain shares of Common Stock therein. In addition, Cypress may require the Company on a date after the sixth month anniversary of the IPO to file a registration statement under the Securities Act at the Company's expense with respect to the resale from time to time of its shares of Common Stock. If Cypress exercises this right, the Company would be required to use its best efforts to effect such registration, subject to certain conditions and limitations. These rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in any such registration.

     The Company, the Company's executive officers and directors, the Selling Stockholders, and stockholders of the Company that owned 1% or more of the Common Stock outstanding immediately prior to the IPO have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities exercisable for or convertible into Common Stock for a period of 180 days after August 13, 1996 without the prior written consent of William Blair & Company, L.L.C.

     The Company cannot predict the effect, if any, that sales of restricted securities or the availability of such securities for sale could have on the market price, if any, prevailing from time to time. Nevertheless, sales of substantial amounts of the Company's securities, including the securities offered hereby, could adversely affect prevailing market prices of the Company's securities and the Company's ability to raise additional capital by occurring at a time when it would be beneficial for the Company to sell securities.

     Upon the expiration of the 180-day period described above, certain shares issued or issuable upon the exercise of options granted prior to August 13, 1996 also may be issuable for sale in the public market pursuant to Rule 701 under the Securities Act. In general, Rule 701 permits resales of shares issued pursuant to certain compensatory benefit plans and contracts commencing at the end of the 90 day period after the Company becomes subject to the reporting requirements of the Exchange Act. If all of the requirements of Rule 701 are satisfied, and upon completion of the 180-day period, an additional 103,924 shares of Common Stock issuable upon the exercise of currently outstanding options will be eligible for sale.

     The Company intends to file a registration statement under the Securities Act to register all shares of Common Stock issuable pursuant to the Option Plan. See "Management -- Stock Option Plan." Subject to the completion of the 180-day period described above, shares of Common Stock issued after the effective date of such registration statement upon the exercise of awards issued under such plan generally will be eligible for sale in the public market.

                              SELLING STOCKHOLDERS

     The table below sets forth the beneficial ownership of the Company's Common Stock by the Selling Stockholders at November 4, 1996. Each of the Selling Stockholders acquired the shares of Common Stock owned by him pursuant to the acquisition by the Company of the Acquired Company with which such Selling Stockholder was affiliated, respectively. Kenneth Bishop was the stockholder and an executive officer of Zipper and upon consummation of the Zipper Acquisition in August 1996 became a director of the Company. Norman Koppel and Joe Garcia were stockholders and executive officers of and James Barsano was a key employee of Seko/Metro. Messrs. Garcia and Barsano are currently branch managers in one of the Company's Chicago offices. Edward F. Seidel was the stockholder and executive officer of Seidel Delivery and is currently employed by the Company as a branch manager in Columbus, Ohio. Barry Steingard and William Castor were stockholders and executive officers of Express It and are currently employed by the Company as branch managers in New York City. Each of the persons named below has sole voting and investment power with respect to the shares of Common Stock beneficially owned by him.

                                               SHARES OWNED                         SHARES OWNED
                                                  BEFORE                                AFTER
                                               THE OFFERING                         THE OFFERING
                   NAME AND                 ------------------    SHARES BEING    -----------------
                   ADDRESS                  NUMBER     PERCENT     OFFERED(1)     NUMBER    PERCENT(1)
    --------------------------------------  -------    -------    ------------    ------    -------
    Kenneth H. Bishop.....................   56,922        *         56,922          --         --
    Norman Koppel.........................   66,250        *         66,250          --         --
    Joe Garcia............................    3,750        *          3,750          --         --
    James Barsano.........................    5,000        *          5,000          --         --
    Edward F. Seidel, Jr. ................   41,563        *         41,563          --         --
    Barry J. Steingard....................  222,125      3.3        222,125          --         --
    William Castor........................  222,125      3.3        222,125          --         --

---------------

 *   Indicates less than 1%.

(1) Because the Selling Stockholders may offer all or some of the shares which they hold pursuant to this Prospectus and because there are currently no agreements, arrangements or understandings with respect to the sale of any shares, the amount of shares that will be held by the Selling Stockholders after completion of any offering hereunder is unknown. However, for the purposes of the above table, it its assumed that all of the shares of Common Stock offered hereby are to be sold.

     The Company is registering the Shares of the Selling Stockholders pursuant to registration rights granted to them under agreements relating to the acquisition of their shares. In connection with the Company's acquisition of the Acquired Companies, the Selling Stockholders agreed not to sell any Common Stock or securities exercisable for or convertible into Common Stock for a period of 180 days after August 13, 1996 without the prior written consent of William Blair & Company, L.L.C.

                              PLAN OF DISTRIBUTION

     The Common Stock may be offered by the Selling Stockholders from time to time in open market transactions (which may include block transactions), through underwriting syndicates represented by one or more managing underwriters, or otherwise in the over-the-counter market through the Nasdaq National Market or in private transactions at prices relating to prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Common Stock to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or purchasers of the Common Stock for whom such broker-dealers may act as agent or to whom they sell as principal or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Selling Stockholders and any broker-dealer acting in connection with the sale of the Common Stock offered hereby may be deemed to be "underwriters" within the meaning of the Act, in which event any discounts, concessions or commissions received by them, which are not expected to exceed those customary in the types of transactions involved, or any profit on resales of the Common Stock by them, may be deemed to be underwriting commissions or discounts under the Act. The offering contemplated hereby will terminate as to the Common Stock pursuant to certain agreements to which the Company and each of the Selling Stockholders are parties. See "Selling Stockholders."

     The Company has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Act.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Crouch & Hallett, L.L.P., Dallas, Texas. Bruce H. Hallett, a partner of Crouch & Hallett, L.L.P., is a limited partner in Cypress and beneficially owns less than 1% of the Common Stock of the Company.

                                    EXPERTS

     The (i) consolidated financial statements of Dynamex Inc. and subsidiaries as of July 31, 1995 and 1996 and for each of the years in the three-year period ended July 31, 1996, (ii) the financial statements of each of K.H.B. & Associates Ltd., Action Delivery and Messenger Service Limited, Southbank Courier, Inc. and Seko Enterprises, Inc. and Related Companies as of December 31, 1994 and 1995 and for each of the years in the two year period ended December 31, 1995 have been audited by Deloitte & Touche, independent auditors, as stated in their reports appearing herein and elsewhere in this Registration Statement. Such financial statements are included herein in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     The (i) combined financial statements of Seidel Delivery as of December 31, 1994 and 1995 and for the years then ended and (ii) the combined statements of operations and cash flows of Mayne Nickless Courier (a wholly owned business of Mayne Nickless Transport, North America until December 28, 1995) for the six months ended December 28, 1995 and each of the three fiscal years in the period ended July 2, 1995 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports herein (which report on the combined statements of operations and cash flows of Mayne Nickless Courier expresses an unqualified opinion and includes an explanatory paragraph referring to Mayne Nickless Courier's basis of presentation), and have been so included in reliance upon the reports of such firm given upon their authority as experts on accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission a Registration Statement under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which is a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is hereby made to such Registration Statement and the exhibits and schedules thereto, copies of which may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549, and at its regional offices at 7 World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2551. Copies of such materials may also be obtained from the Public Reference Section of the Securities and Exchange Commission, Washington, D.C. 20549, upon payment of the fees prescribed by the Securities and Exchange Commission. The summaries in this Prospectus of additional information included in the Registration Statement or any exhibit thereto are qualified in their entirety by reference to such information or exhibit.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
DYNAMEX INC. AND SUBSIDIARIES
  Independent Auditors' Report........................................................  F-3
  Consolidated Balance Sheets, July 31, 1995 and 1996.................................  F-4
  Consolidated Statements of Operations for each of the years in the three-year period ended July 31, 1996..............................................................  F-5
  Consolidated Statements of Shareholders' Equity for the three years ended July 31,
     1996.............................................................................  F-6
  Consolidated Statements of Cash Flows for each of the years in the three-year period ended July 31, 1996..............................................................  F-7
  Notes to the Consolidated Financial Statements......................................  F-8
MAYNE NICKLESS COURIER
  Independent Auditors' Report........................................................  F-17
  Combined Statements of Operations for each of the fiscal years in the three-year period ended July 2, 1995 and for the six months ended December 31, 1994
     (unaudited) and December 28, 1995................................................  F-18
  Combined Statements of Cash Flows for each of the fiscal years in the three-year period ended July 2, 1995 and for the six months ended December 31, 1994
     (unaudited) and December 28, 1995................................................  F-19
  Notes to the Combined Financial Statements..........................................  F-20
IPO ACQUIRED COMPANIES
  Introduction to Pro Forma Combined Financial Statements.............................  F-23
  Pro Forma Combined Balance Sheet, June 30, 1996 (unaudited).........................  F-24
  Pro Forma Combined Statement of Operations for the year ended June 30, 1996
     (unaudited)......................................................................  F-25
  Pro Forma Combined Statement of Operations for the year ended December 31, 1995
     (unaudited)......................................................................  F-26
  Pro Forma Combined Statement of Operations for the six months ended June 30, 1996
     (unaudited)......................................................................  F-27
  Pro Forma Combined Statement of Operations for the six months ended June 30, 1995
     (unaudited)......................................................................  F-28
  Notes to the Pro Forma Combined Financial Statements (unaudited)....................  F-29
K.H.B. & ASSOCIATES LTD. (A.K.A. ZIPPER TRANSPORTATION SERVICES LTD.)
  Independent Auditors' Report........................................................  F-30
  Consolidated Balance Sheets, December 31, 1994 and 1995 and June 30, 1996
     (unaudited)......................................................................  F-31
  Consolidated Statements of Operations and Retained Earnings for the years ended
     December 31, 1994 and 1995 and for the six months ended June 30, 1995 (unaudited)
     and 1996 (unaudited).............................................................  F-32
  Consolidated Statements of Changes in Financial Position for the years ended
     December 31, 1994 and 1995 and for the six months ended June 30, 1995 (unaudited)
     and 1996 (unaudited).............................................................  F-33
  Notes to the Consolidated Financial Statements......................................  F-34
ACTION DELIVERY AND MESSENGER SERVICE LIMITED
  Independent Auditors' Report........................................................  F-38
  Consolidated Balance Sheets, December 31, 1994 and 1995 and June 30, 1996
     (unaudited)......................................................................  F-39
  Consolidated Statements of Operations and Retained Earnings for the years ended
     December 31, 1994 and 1995 and for the six months ended June 30, 1995 (unaudited)
     and 1996 (unaudited).............................................................  F-40
  Consolidated Statements of Changes in Financial Position for the years ended
     December 31, 1994 and 1995 and for the six months ended June 30, 1995 (unaudited)
     and 1996 (unaudited).............................................................  F-41
  Notes to the Consolidated Financial Statements......................................  F-42
SOUTHBANK COURIER, INC.
  Independent Auditors' Report........................................................  F-45
  Consolidated Balance Sheets, December 31, 1994 and 1995 and June 30, 1996
     (unaudited)......................................................................  F-46
  Consolidated Statements of Operations and Retained Earnings for the years ended
     December 31, 1994 and 1995 and for the six months ended June 30, 1995 (unaudited)
     and 1996 (unaudited).............................................................  F-47
  Consolidated Statements of Cash Flows for the years ended December 31, 1994 and 1995 and for the six months ended June 30, 1995 (unaudited) and 1996 (unaudited)......  F-48
  Notes to the Consolidated Financial Statements......................................  F-49

                                                                                        PAGE
                                                                                        ----
SEKO ENTERPRISES, INC. AND RELATED COMPANIES
  Independent Auditors' Report........................................................  F-51
  Combined Balance Sheets, December 31, 1994 and 1995 and June 30, 1996 (unaudited)...  F-52
  Combined Statements of Income and Retained Earnings for the years ended December 31,
     1994 and 1995 and for the six months ended June 30, 1995 (unaudited) and 1996
     (unaudited)......................................................................  F-53
  Combined Statements of Cash Flows for the years ended December 31, 1994 and 1995 and for the six months ended June 30, 1995 (unaudited) and 1996 (unaudited)..........  F-54
  Notes to the Combined Financial Statements..........................................  F-55
SEIDEL DELIVERY
  Independent Auditors' Report........................................................  F-60
  Combined Balance Sheets, December 31, 1994 and 1995 and June 30, 1996 (unaudited)...  F-61
  Combined Statements of Income and Retained Earnings for the years ended December 31,
     1994 and 1995 and for the six months ended June 30, 1995 (unaudited) and 1996
     (unaudited)......................................................................  F-62
  Combined Statements of Cash Flows for the years ended December 31, 1994 and 1995 and for the six months ended June 30, 1995 (unaudited) and 1996 (unaudited)..........  F-63
  Notes to the Combined Financial Statements..........................................  F-64

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and
Stockholders of Dynamex Inc.

     We have audited the accompanying consolidated balance sheets of Dynamex Inc. and subsidiaries as of July 31, 1995 and 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three year period ended July 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Dynamex Inc. and subsidiaries as of July 31, 1995 and 1996 and the results of their operations and their cash flows for each of the years in the three year period ended July 31, 1996 in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE

Toronto, Canada
September 20, 1996, except for Note 3(b)(ii) which is as of October 1, 1996

                         DYNAMEX INC. AND SUBSIDIARIES
                   (FORMERLY PARCELWAY SYSTEMS HOLDING CORP.)

                          CONSOLIDATED BALANCE SHEETS
                             JULY 31, 1995 AND 1996
                        (IN THOUSANDS EXCEPT STOCK DATA)

                                     ASSETS

                                                                            1995        1996
                                                                           -------     -------
CURRENT
  Cash and cash equivalents..............................................  $   506     $   894
  Accounts receivable (net of allowance for doubtful accounts of $122 and
     $281 at July 31, 1995 and 1996, respectively).......................    7,208      11,141
  Prepaid and other current assets.......................................      390         856
                                                                           -------     -------
                                                                             8,104      12,891
PROPERTY AND EQUIPMENT -- net (Note 5)...................................    1,519       2,047
INTANGIBLES -- net (Note 4)..............................................    7,194      18,196
DEFERRED OFFERING EXPENSES...............................................       --         763
OTHER ASSETS.............................................................      377       1,102
                                                                           -------     -------
                                                                           $17,194     $34,999
                                                                           =======     =======
                                         LIABILITIES
CURRENT
  Line of credit.........................................................  $ 2,686     $    --
  Accounts payable trade.................................................      481       1,088
  Accrued liabilities
     Broker commissions..................................................      808       1,348
     Wages...............................................................      177         667
     Outside transportation..............................................       85         129
     Other...............................................................    1,859       3,302
  Current portion of long-term debt (Note 6).............................      524       2,271
                                                                           -------     -------
                                                                             6,620       8,805
LONG-TERM DEBT (Note 6)..................................................    5,924      20,036
                                                                           -------     -------
                                                                            12,544      28,841
                                                                           -------     -------
COMMITMENTS AND CONTINGENCIES (Note 7)
STOCKHOLDERS' EQUITY
  Preferred stock; 10,000,000 shares authorized; none outstanding........       --          --
  Common stock; 50,000,000 shares authorized; 2,543,460 shares
     outstanding.........................................................       25          25
Stock warrants (Note 6)..................................................       --         624
  Additional paid-in capital.............................................    8,756       8,756
  Accumulated deficit....................................................   (4,138)     (3,262)
  Unrealized foreign currency translation adjustment.....................        7          15
                                                                           -------     -------
                                                                             4,650       6,158
                                                                           -------     -------
                                                                           $17,194     $34,999
                                                                           =======     =======

        See accompanying notes to the consolidated financial statements

                         DYNAMEX INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    YEARS ENDED JULY 31, 1994, 1995 AND 1996
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                 1994        1995        1996
                                                                -------     -------     -------
SALES.........................................................  $ 7,023     $21,032     $71,812
COST OF SALES.................................................    5,212      14,336      50,018
                                                                -------     -------     -------
GROSS PROFIT..................................................    1,811       6,696      21,794
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES..................    2,449       7,068      17,545
DEPRECIATION AND AMORTIZATION.................................      322         690       1,542
                                                                -------     -------     -------
OPERATING INCOME (LOSS).......................................     (960)     (1,062)      2,707
INTEREST EXPENSE..............................................      157         403       1,655
OTHER (INCOME) EXPENSE........................................      (52)        157          --
                                                                -------     -------     -------
INCOME (LOSS) BEFORE TAXES....................................   (1,065)     (1,622)      1,052
INCOME TAXES..................................................       --           3         176
                                                                -------     -------     -------
NET INCOME (LOSS).............................................  $(1,065)    $(1,625)    $   876
                                                                =======     =======     =======
Net income (loss) per common share............................  $ (0.63)    $ (0.81)    $  0.23
  Weighted average common shares outstanding..................    1,691       2,018       3,732
                                                                =======     =======     =======

        See accompanying notes to the consolidated financial statements

                         DYNAMEX INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                    YEARS ENDED JULY 31, 1994, 1995 AND 1996
                                 (IN THOUSANDS)

                                                                                                            UNREALIZED
                                                     REDEEMABLE                                               FOREIGN
                               COMMON STOCK       PREFERRED STOCK                ADDITIONAL                  CURRENCY
                            ------------------   ------------------               PAID-IN     ACCUMULATED   TRANSLATION
                            SHARES   PAR VALUE   SHARES   PAR VALUE   WARRANTS    CAPITAL       DEFICIT     ADJUSTMENT     TOTAL
                            ------   ---------   ------   ---------   --------   ----------   -----------   -----------   -------
BALANCE, AUGUST 1, 1993...     17       $--          2      $ 150       $ --       $  451       $  (708)        $--       $  (107)
  Stock dividend..........    296         3         --         --         --           (3)           --          --            --
  Purchase of redeemable
    preferred stock.......     --        --         (2)      (150)        --          (75)           --          --           (75)
  Sale of common stock....    345         3         --         --         --        1,114            --          --         1,117
  Sale of redeemable
    preferred stock.......     --        --        309          3         --        3,815            --          --         3,818
  Dividends on convertible
    deemable preferred
    stock.................     --        --         --         --         --           --          (299)         --          (299)
  Escrow shares
    surrendered...........   (142 )      (1)        --         --         --            1            --          --            --
  Net loss................     --        --         --         --         --           --        (1,065)         --        (1,065)
                            -----       ---       ----      -----       ----       ------       -------         ---       -------
BALANCE, JULY 31, 1994....    516         5        309          3         --        5,453        (2,072)         --         3,389
  Sale of common stock....    608         6         --         --         --        2,539            --          --         2,545
  Conversion of redeemable
    preferred stock to
    common stock..........  1,236        12       (309)        (3)        --           (9)           --          --            --
  Dividend on redeemable
    preferred stock.......     --        --         --         --         --           --          (441)         --          (441)
  Dividend and interest
    expense converted to
    common stock..........    183         2         --         --         --          773            --          --           775
  Unrealized foreign
    currency translation
    adjustment............     --        --         --         --         --           --            --           7             7
  Net loss................     --        --         --         --         --           --        (1,625)         --        (1,625)
                            -----       ---       ----      -----       ----       ------       -------         ---       -------
BALANCE, JULY 31, 1995....  2,543        25         --         --         --        8,756        (4,138)          7         4,650
  Sale of stock
    warrants..............     --        --         --         --        624           --            --          --           624
  Unrealized foreign
    currency translation
    adjustment............     --        --         --         --         --           --            --           8             8
  Net income..............     --        --         --         --         --           --           876          --           876
                            -----       ---       ----      -----       ----       ------       -------         ---       -------
BALANCE, JULY 31, 1996....  2,543       $25         --      $  --       $624       $8,756       $(3,262)        $15       $ 6,158
                            =====       ===       ====      =====       ====       ======       =======         ===       =======

        See accompanying notes to the consolidated financial statements

                         DYNAMEX INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                    YEARS ENDED JULY 31, 1994, 1995 AND 1996
                        (IN THOUSANDS EXCEPT SHARE DATA)

                                                                  1994       1995        1996
                                                                 -------    -------    --------
OPERATING ACTIVITIES
  Net income (loss)............................................  $(1,065)   $(1,625)   $    876
  Adjustment to reconcile net loss to net cash used in
     operating activities:
     Depreciation and amortization.............................      321        678       1,542
     Loss on disposal of property and equipment................        1         12
     Loss on disposal Tuscon division..........................       --         18          --
     Unrealized foreign currency adjustment....................       --          7           8
     Dividend and interest expense converted to common stock...       --         57          --
  Changes in assets and liabilities:
     Cash restricted for acquisition of businesses or payment
       of debt from acquisition of businesses..................       77        (18)         --
     Accounts receivable.......................................     (611)        (6)       (627)
     Prepaids and other assets.................................      (89)       172        (341)
     Accounts payable and accrued liabilities..................      386       (239)        922
                                                                 -------    -------    --------
  Net cash provided by (used in) operating activities..........     (980)      (944)      2,380
                                                                 -------    -------    --------
INVESTING ACTIVITIES
  Payments for acquisitions....................................   (2,185)    (7,794)    (12,613)
  Purchase of property and equipment...........................      (66)      (213)       (579)
  Proceeds from sale of property and equipment.................       --         12          --
                                                                 -------    -------    --------
  Net cash used in investing activities........................   (2,251)    (7,995)    (13,192)
                                                                 -------    -------    --------
FINANCING ACTIVITIES
  Principal payment on long term debt..........................   (1,361)    (1,110)     (5,064)
  Net borrowings under line of credit..........................      522      2,797      (2,686)
  Proceeds from issuance of long term debt.....................       --      4,709      20,470
  Proceeds from issuance of stock warrants.....................       --         --         624
  Purchase of redeemable preferred stock.......................      (75)        --          --
  Net proceeds from sale of common stock.......................    4,934      2,460          --
  Dividends paid...............................................       (9)       (21)         --
  Other assets, deferred offering expenses and intangibles.....      (47)      (255)     (2,144)
                                                                 -------    -------    --------
  Net cash provided by financing activities....................    3,964      8,580      11,200
                                                                 -------    -------    --------
NET INCREASE (DECREASE) IN CASH................................      733       (359)        388
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR...................      132        865         506
                                                                 -------    -------    --------
CASH AND CASH EQUIVALENTS, END OF YEAR.........................  $   865    $   506    $    894
                                                                 =======    =======    ========
SUPPLEMENTAL DISCLOSURE OF NON-CASH INFORMATION
  Cash paid for interest.......................................  $   181    $   403    $  1,114
                                                                 =======    =======    ========
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING
  ACTIVITIES
  Capital lease obligation.....................................  $    84    $    --    $     43
                                                                 -------    -------    --------
  Note issued for sale of 30,912 shares of common stock........  $   100    $    --    $     --
                                                                 -------    -------    --------
  In conjunction with the acquisitions described in Note 3,
     liabilities were assumed as follows:
     Fair value of assets acquired.............................  $ 5,629    $10,188    $ 15,243
     Cash paid.................................................   (2,184)    (2,920)    (12,613)
                                                                 -------    -------    --------
  Liabilities assumed and incurred and issuance of notes
     payable...................................................  $ 3,445    $ 7,268    $  2,630
                                                                 =======    =======    ========

        See accompanying notes to the consolidated financial statements

                         DYNAMEX INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Dynamex Inc. (formerly Parcelway Systems Holding Corp.) (the "Company") provides same-day delivery and logistics services in the U.S. and Canada. The Company's primary services are (i) same-day, on-demand delivery (ii) scheduled distribution and (iii) fleet management. The Company intends to continue to expand its business through acquiring or developing businesses in additional areas of the U.S. and Canada and in areas of its existing operations.

     Principles of consolidation -- The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Dynamex Operations East, Inc., Dynamex Operations West, Inc., Parcelway Courier Systems Canada Ltd., and Action Delivery and Messenger Services Limited. All significant intercompany balances and transactions are eliminated on consolidation.

     The accounts of Parcelway Courier Systems Canada Ltd. and Action Delivery and Messenger Service Limited have been translated into United States dollars under the provision of Statement of Financial Accounting Standards No. 52 with the Canadian dollar as the functional currency. Translation adjustments arising from the translation of Canada's financial statements into United States dollars are reported as a separate component of equity.

     Use of estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses for the periods presented. Actual results may differ from such estimates.

     Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives or the term of the lease, whichever is shorter, as follows:

            Equipment................................................  5 years
            Furniture................................................  5 years
            Vehicles.................................................  7-10 years
            Other....................................................  4 years

     Intangibles arise from the acquisition of operations and include the excess purchase price over net assets acquired, covenants not-to-compete and other intangible costs. The excess purchase price over net assets acquired is being amortized over periods from 5 to 25 years. The Company reviews the value assigned to the excess purchase price over net assets acquired to determine if it has been impaired by adverse conditions affecting the Company. Management is of the opinion that there has been no diminution in the value assigned to the assigned value Covenants not-to-compete, trademarks and other intangibles are being amortized over their estimated effective lives, generally, five years. Total amortization expense was $252,000, $450,000 and $944,000 for the years ended July 31, 1994, 1995 and 1996, respectively.

     Other assets consist of financing fees incurred. These costs are being amortized on a straight-line basis over the term of the related financing, approximately five years.

     Revenue recognition -- Revenue and direct expenses are recognized when services are rendered to customers.

     Cash and cash equivalents -- The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

     Net income (loss) per common share -- Common share equivalents are considered in the computation of weighted average number of shares and earnings per share for a profitable period, by dividing net income by

                         DYNAMEX INC. AND SUBSIDIARIES
the average number of common shares and common share equivalents that represent dilutive effects of the assumed exercise of outstanding stock options and warrants using the treasury stock method.

     New accounting standard -- In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). SFAS 123 establishes a fair value based method of accounting for stock-based employee compensation plans; however, it also allows companies to continue to measure cost for such plans using the method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Companies that elect to continue with the accounting under APB 25 must provide certain pro forma disclosures of net income, as if SFAS 123 had been applied. The accounting and disclosure requirements of SFAS 123 are effective for the Company for transactions entered into in fiscal 1997. The Company is currently evaluating its alternatives under SFAS 123, and its impact on operating results, when initially adopted by the Company, is not presently known.

     Stock split -- On June 3, 1996, the Company declared a 4 for 1 stock split (Note 11(a)). The effect of such stock split has been retroactively reflected in the accompanying financial statements.

     Reclassifications -- Certain reclassifications of prior year amounts have been made to conform to the current year financial statement reporting format.

2. INITIAL PUBLIC OFFERING

     On August 16, 1996, the Company completed an initial public offering (the "Offering") whereby the Company sold 2,600,000 shares of Common Stock at $8.00 per share. On September 10, 1996, the Underwriters exercised their over-allotment option to purchase an additional 390,000 shares of Common Stock at the Offering price. The net proceeds received by the Company from the Offering of approximately $21.4 million where applied as follows: (i) approximately $7.8 million to pay the cash portion of the consideration payable in connection with the Acquisitions, including repayment of assumed debt of approximately $325,000 and the estimated transaction costs to effect the transactions of approximately $400,000, (ii) approximately $2.4 million to repay the note payable in connection with the acquisition of Dynamex Express, (iii) the early retirement of the Junior Subordinated Debentures of approximately $4.8 million (will result in an extraordinary loss of approximately $558,000), and
(iv) the balance to repay a portion of the indebtedness under the Bank Credit Agreement.

3. ACQUISITIONS

     a) During 1994, the Company acquired certain assets of four on-demand courier companies, located in Phoenix, Chicago, Los Angeles and in Canada for cash of $2,184,422, notes of $2,588,780, a $300,000 draw on the line of credit and the assumption of $555,990 in liabilities.

     On May 31, 1995, the Company acquired certain assets of Dynamex Express Inc., the ground courier operations of Air Canada, for cash of $2,920,400 (plus expenses of $164,336), a $4,709,145 note and the assumption of $2,558,047 in liabilities.

     On December 29, 1995, the Company acquired certain assets of Mayne Nickless Courier Systems, Inc., Mayne Nickless Messenger Services, Inc. and Mayne Nickless Canada Inc. (collectively "Mayne Nickless"), a same-day intracity on demand ground courier service operating in various cities in the U.S. and Canada, for cash of $11,868,000 (plus expenses of $399,000) and the assumption of $2,058,418 in liabilities.

     On June 30, 1996, the Company acquired the shares of Action Delivery and Messenger Service Limited, a same-day on demand ground courier service operating in Halifax, Nova Scotia, for cash of $147,000 (plus expenses of $22,000).

                         DYNAMEX INC. AND SUBSIDIARIES

     Each of these acquisitions has been accounted for using the purchase method of accounting and the results of operations of these companies have been included in these financial statements from the date of acquisition. The following unaudited pro forma combined results of operations for the year ended July 31, 1995 and 1996 are presented as if the acquisitions occurred August 1, 1994.

                                                                       YEAR ENDED JULY 31
                                                                     -----------------------
                                                                       1995          1996
                                                                     ---------     ---------
                                                                     PRO FORMA     PRO FORMA
                                                                     ---------     ---------
                                                                      (IN THOUSANDS EXCEPT
                                                                         PER SHARE DATA)
    Sales..........................................................   $81,045       $86,899
    Net income.....................................................        21         1,135
                                                                     ========      ========
    Per share:
      Net income...................................................   $  0.01       $  0.30
                                                                     ========      ========

     The Company has recorded the assets acquired as shown below (in thousands):

                                                                             JULY 31
                                                                     -----------------------
                                                                       1995          1996
                                                                     ---------     ---------
    Accounts receivable............................................   $ 4,883       $ 3,413
    Property and equipment.........................................       737           546
    Other assets...................................................       976            --
    Intangibles....................................................     3,756        11,292
                                                                     ---------     ---------
    Assets acquired................................................   $10,352       $15,251
                                                                     ========      ========

     Consideration for these transactions consisted of the following (in thousands):

                                                                             JULY 31
                                                                       -------------------
                                                                        1995        1996
                                                                       -------     -------
    Cash.............................................................  $ 3,085     $12,614
    Long-term debt...................................................    4,709         453
    Liabilities assumed..............................................    2,558       2,184
                                                                       -------     -------
                                                                       $10,352     $15,251
                                                                       =======     =======

     b) Acquisitions Subsequent to Year End

     i) Simultaneously with the closing of the Offering, on August 16, 1996, the Company purchased the same-day delivery businesses of (i) Seidel Enterprises, Inc. and a related company (Columbus, Ohio), (ii) Seko Enterprises, Inc. and related companies (Chicago, Illinois), (iii) Southbank Courier, Inc. (New York, New York), and K.H.B. & Associates Ltd. (Winnipeg, Manitoba). As consideration for the stock of the Acquired Companies, the stockholders of the Acquired Companies will received an aggregate of approximately $7.1 million cash and approximately 173,485 shares of Common Stock and the Company paid an aggregate amount of approximately $325,000 of the Acquired Companies' indebtedness.

     ii) On October 1, 1996, the Company acquired the same-day delivery business of Express-It (New York, New York) for 444,250 shares of Common Stock.

                         DYNAMEX INC. AND SUBSIDIARIES

4. INTANGIBLES

     Intangibles from the Company's various acquisitions consist of the following (in thousands):

                                                                             JULY 31
                                                                        ------------------
                                                                         1995       1996
                                                                        ------     -------
    Excess of purchase price over net assets acquired.................  $6,530     $17,875
    Covenants not to compete..........................................   1,206       1,206
    Other.............................................................     183         602
                                                                        ------     -------
                                                                         7,919      19,683
    Less accumulated amortization.....................................    (725)     (1,487)
                                                                        ------     -------
    Intangibles -- net................................................  $7,194     $18,196
                                                                        ======     =======

5. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following (in thousands):

                                                                             JULY 31
                                                                        ------------------
                                                                         1995       1996
                                                                        ------     -------
    Equipment.........................................................  $  506     $ 2,024
    Furniture.........................................................     540         186
    Vehicles..........................................................     254         267
    Other.............................................................     517         655
                                                                        ------     -------
                                                                         1,817       3,132
    Less accumulated depreciation.....................................    (298)     (1,085)
                                                                        ------     -------
    Property and equipment -- net.....................................  $1,519     $ 2,047
                                                                        ======     =======

     Leased equipment under capital leases, included in property and equipment total $76,000 (net of accumulated depreciation of $57,000) as of July 31, 1996.

6. LONG-TERM DEBT

                                                                             JULY 31
                                                                        ------------------
                                                                         1995       1996
                                                                        ------     -------
    Bank credit agreement (a).........................................  $   --     $15,012
    Junior subordinated debentures (b)................................      --       4,212
    Note payable (c)..................................................   4,709       2,378
    Seller financing notes and other (d)..............................   1,660         629
    Capital lease obligations (Note 6)................................      79          76
                                                                        ------     -------
                                                                         6,448      22,307
    Less current portion..............................................     524       2,271
                                                                        ------     -------
                                                                        $5,924     $20,036
                                                                        ======     =======

                         DYNAMEX INC. AND SUBSIDIARIES

     a) Bank Credit Agreement

     In connection with the acquisition of Mayne Nickless (see Note 3) the Company entered into a credit agreement with a bank. Proceeds of the facility were used to fund the acquisition of Mayne Nickless, to refinance certain existing debt, and for working capital. The facility consists of a revolving note of up to $2,500,000, a $6,000,000 term facility with the Company's Canadian subsidiary, and a $8,000,000 term facility with the Company and its U.S. subsidiaries. The amount available under the revolving note is subject to a borrowing base formula. At July 31, 1996 $2,500,000 was available under the revolving note of which $1,943,000 was outstanding. Any amounts outstanding under the revolving facility are due May 30, 1997 with interest payable quarterly at prime, or certain other rate options, plus a premium based on certain financial ratios of the Company. At July 31, 1996 such rate was prime plus 1% or 9.25%.

     The U.S. and Canadian term facilities are repayable in quarterly installments of $400,000 and $75,000, respectively, with any outstanding balances due at December 31, 2000 and March 31, 2001, respectively. Interest is payable quarterly based on prime, or certain other rate options, plus a premium based on certain financial ratios of the Company. At July 31, 1996 such rate was prime plus 1.25% or 9.50%. By June 28, 1996, or sooner under certain circumstances, the Company is required to enter into interest rate hedging arrangements so as to effectively fix the rate of interest on a portion of the outstanding loans. In addition, the Company is required to prepay the term facilities with any "Excess Cash Flow", as defined, as well as with certain proceeds of asset sales, insurance recoveries and the sale of capital stock.

     Amounts outstanding under the credit agreement are secured by essentially all of the assets of the Company and its subsidiaries and by the common stock of the Company owned by a major shareholder. The agreement also contains restrictions on the payment of dividends, incurring additional debt, capital expenditures and investments by the Company as well as requiring the Company to maintain certain financial ratios.

     Effective August 16, 1996, concurrently with the closing of the Company's initial public offering (see Note 2), this credit agreement was amended and restated. The revised terms of the agreement provide for credit of up to $40 million on a revolving basis through May 31, 1998. On August 16, 1996, the Company had outstanding approximately $11.1 million on the credit agreement (which was reduced to approximately $8.2 million upon the exercise of the Underwriters over-allotment option (see Note 2)). Any amounts outstanding as of May 31, 1998 will be repayable in nineteen equal quarterly installments over a five year period.

     b) Junior Subordinated Debentures

     In connection with the acquisition of Mayne Nickless the Company issued $4,500,000 face value of Junior Subordinated Debentures "Debentures" to certain stockholders of the Company. The Debentures are subordinated to all other debt for borrowed money and have been recorded at their estimated fair value as of the date of issue of $3,876,000. Interest is payable semi-annually and accrues at 12% through December 28, 1996 and at 18% thereafter. The Company may elect to pay interest in additional Debentures through December 31, 1998. On June 28, 1996, the Company elected to pay $270,000 of interest in additional debentures.

     The principal amount of the Debentures is due June 28, 2001. The Debentures are redeemable at any time at 100% of face value plus accrued and unpaid interest and must be redeemed with the proceeds of an initial public offering of the Company's common stock, subject to their subordination provisions. The purchasers of the Debentures were also issued warrants to purchase an aggregate of 1,080,000 shares of the Company's common stock at a price of $0.025 per share; however, the number of shares which may be purchased will be reduced to 540,000 if the Debentures are redeemed by June 30, 1996 or by December 31, 1996 if the Company is actively pursuing a public offering of its common stock on June 30, 1996. The warrants have been recorded at their estimated fair value of as of the date of issue of $624,000 and are being amortized over the term of the Debentures.

                         DYNAMEX INC. AND SUBSIDIARIES

     The Debentures were redeemed in full on August 16, 1996 with a portion of the proceeds from the Company's initial public offering (see Note 2).

     c) Note Payable

     In connection with the acquisition of Dynamex Express, the Company issued to the seller a note payable in the principal amount of $4,709,000 (Cdn $6,450,000). Upon the acquisition of Mayne Nickless this note was repaid and replaced with a new note in the principal amount of $2,369,000 (Cdn $3,225,000). The new note is subordinated to the Company's bank credit agreement above. The note bears interest at 10% which is payable quarterly. The principal amount of the note is due March 28, 2002. The note contains covenants identical to those of the bank credit agreement, subject to amendment under certain conditions.

     The note was repaid in full on August 16, 1996 with a portion of the proceeds from the Company's initial public offering (see Note 2).

     d) Seller Financing Notes and Other

     In connection with various acquisitions (see Note 3) the Company issued various notes to the sellers of those businesses. These notes bore interest at varying rates based primarily on prime. In connection with the acquisition of Mayne Nickless these notes were repaid.

     Scheduled principal payments in each of the next five years for the notes payable are as follows (in thousands):

                1997................................................  $2,271
                1998................................................   4,051
                1999................................................   1,987
                2000................................................   1,942
                2001................................................   5,472

7. COMMITMENTS AND CONTINGENCIES

     The Company leases certain equipment under properties and non-cancellable lease agreements which expire at various dates.

     At July 31, 1996, minimum annual lease payments for such leases are as follows (in thousands): Capital Operating Leases Leases

        1997.........................................................  $35     $1,076
        1998.........................................................   22        875
        1999.........................................................   18        681
        2000.........................................................    4        457
        2001.........................................................    3        226
        THEREAFTER...................................................   --        435
                                                                       ---     ------
                                                                        82     $3,750
                                                                               ======
        LESS AMOUNT REPRESENTING INTEREST............................    6
                                                                       ---
        NET PRESENT VALUE OF FUTURE MINIMUM
          LEASE PAYMENTS.............................................  $76
                                                                       ===

     Rent expense related to the operating leases amounted to approximately $168,000, $458,000 and $1,177,000 for the years ended July 31, 1994, 1995 and
1996, respectively.

                         DYNAMEX INC. AND SUBSIDIARIES

8. INCOME TAXES

     As of August 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), Accounting for Income Taxes, which requires an asset and liability approach for financial accounting and reporting for income taxes. SFAS No. 109 allows the income tax consequences resulting from utilization of net operating loss carryforwards to be recorded. For purposes of reporting the Company's deferred tax items under the provisions of SFAS No. 109, the deferred tax asset of approximately $640,000 as of July 31, 1996 (1995 - $865,000), arising principally from the available net operating loss carryforward, has not been reported as an asset due to a valuation allowance.

     The Company has U.S. federal net operating loss carryforwards of approximately $1,600,000 as of July 31, 1996. These net operating loss carryforwards expire as follows: $216,000 (2008), $665,000 (2009) and $719,000
(2010). The Company also has state net operating loss carryforwards in certain states. The utilization of the Company's net operating loss carryforwards is subject to annual limitations under Internal Revenue Code ss.382, due to a previous change in ownership of the Company and a change in its year-end in prior years.

     The differences in income tax provided and the amounts determined by applying the combined statutory tax rate to income before income taxes result from the following (in thousands):

                                                                 1994      1995      1996
                                                                 -----     -----     -----
    Canadian federal and provincial tax rate...................     45%       45%       45%
    United States federal and state tax rate...................     40        40        40
                                                                 -----     -----     -----
    Combined statutory tax rate................................     42%       44%       44%
                                                                 =====     =====     =====
    Income tax based on combined statutory rate................  $(447)    $(714)    $ 463
    Add (deduct) the effect of:
      Benefit of net operating losses..........................     --      (186)     (470)
      Non-deductible expenses and other -- net.................    162       189       183
      Valuation allowance......................................    285       714        --
                                                                 -----     -----     -----
                                                                 $  --     $   3     $ 176
                                                                 =====     =====     =====

9. FOREIGN OPERATIONS

     Amounts included in the consolidated financial statements applicable to Canada were as follows (in thousands):

                                                                        JULY 31
                                                             ------------------------------
                                                              1994       1995        1996
                                                             ------     -------     -------
    Revenues...............................................  $2,436     $15,094     $52,249
    Operating income (loss)................................      24         (78)      7,759
    Identifiable assets....................................   3,528      13,324      17,274

10. RELATED PARTY TRANSACTIONS

     During the year ended July 31, 1995, the Company paid approximately $146,000 to a related party for consulting services in connection with acquisition of Dynamex Express Inc. and other advisory services.

     During the year ended July 31, 1996 the Company paid a related party $70,000 for investment banking services rendered in connection with the Company's acquisition of Mayne Nickless and $165,000 for the arrangement of bank financing related to that acquisition.

                         DYNAMEX INC. AND SUBSIDIARIES

11. SHARE CAPITAL

     a) In May 1995, in order to provide financing related to the acquisition of Dynamex Express Inc. (Note 3), the Company had the following capital stock transactions:

     - 608,228 shares of common stock were issued for a cash consideration of $2,545,000;

     - 182,516 shares of common stock were issued as payment for interest expense and outstanding dividends; and

     - 1,236,096 shares of common stock were issued upon the conversion of 309,204 shares of preferred stock to common stock.

     On December 20, 1995, the Company restated its articles of incorporation to change its name from Parcelway Systems Holding Corp. to Dynamex Inc. The articles of incorporation were also restated to increase the authorized capital stock to 10,000,000 shares of $0.01 par value common stock and to 3,000,000 shares of $0.01 par value preferred stock.

     On June 3, 1996, the Company restated its articles of incorporation to increase the authorized capital stock to 50,000,000 shares of $0.01 par value common stock and to 10,000,000 shares of $0.01 par value preferred stock. The Company then effected a common stock split in the form of a dividend where it distributed three shares of common stock for every common share outstanding. The effect of the dividend was to increase the number of common shares outstanding from 635,865 to 2,543,460.

     b) Rights Agreement

     In June 1996, the Board of Directors of the Company approved a Rights Agreement which is designed to protect stockholders should the Company become the target of coercive and unfair takeover tactics. Pursuant to the Rights Agreement, the Board of Directors declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of Common Stock on May 31, 1996. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of the Series A Preferred Stock, at a price of $45.00 per one one-hundredth of a share of Series A Preferred Stock, subject to possible adjustment.

12. STOCK OPTION PLAN

     Effective June 5, 1996, the Company's stockholders approved the 1996 Stock Option Plan (the "Option Plan"). The maximum aggregate amount of Common Stock with respect to which options may be granted is 630,000. The Option Plan provides for the granting of both incentive stock options and nonqualified stock options. In addition, the Option Plan provides for the granting of restricted stock, which may include, without limitation, restrictions on the right to vote such shares and restrictions on the right to receive dividends on such shares. The exercise price of all options granted under the Option Plan may not be less than the fair market value of the underlying Common Stock on the date of grant option.

     Options to purchase 471,384 shares are outstanding and (i) 214,384 of these options have a weighted average exercise price of $3.84 per share and expire between November 2003 and July 2005 and (ii) 257,000 of these options (which were granted in connection with the Offering and are exercisable at $8.00 per share) expire in July 2006. A total of 158,616 shares remained available for future grants under the Option Plan.

                         DYNAMEX INC. AND SUBSIDIARIES

13. SELLING, GENERAL AND ADMINISTRATIVE

     Included in selling, general and administrative expenses are bad debt expenses as follows (in thousands):

        For the year ended July 31, 1994......................................  $ 61
        For the year ended July 31, 1995......................................   155
        For the year ended July 31, 1996......................................   462

                          INDEPENDENT AUDITORS' REPORT

Mayne Nickless Courier:

     We have audited the accompanying combined statements of operations and cash flows of Mayne Nickless Courier (a wholly owned business of Mayne Nickless Transport, North America until December 28, 1995) for the six months ended December 28, 1995 and each of the three fiscal years in the period ended July 2, 1995. These financial statements are the responsibility of Mayne Nickless Courier's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such combined financial statements present fairly, in all material respects, the results of operations and cash flows of Mayne Nickless Courier for the six months ended December 28, 1995 and each of the three fiscal years in the period ended July 2, 1995, in conformity with generally accepted accounting principles.

     The accompanying combined financial statements have been prepared from the separate records maintained by Mayne Nickless Courier and may not be indicative of the conditions that would have existed or the results of operations if Mayne Nickless Courier had been operated as an unaffiliated company. As discussed in
Note 2, Statement of Financial Accounting Standards No. 109 requires that the consolidated amount of current and deferred tax expenses for a group that files a consolidated tax return be allocated among members of the group when those members issue separate financial statements. On the basis that Mayne Nickless Courier is a business and not a separate subsidiary, current and deferred income taxes have not been provided for in the accompanying combined financial statements.

DELOITTE & TOUCHE LLP

San Francisco, California
April 19, 1996

                             MAYNE NICKLESS COURIER

                       COMBINED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                FISCAL YEAR ENDED               SIX MONTHS ENDED
                                          -----------------------------    --------------------------
                                          JULY 4     JULY 3     JULY 2     DECEMBER 31    DECEMBER 28
                                           1993       1994       1995         1994           1995
                                          -------    -------    -------    -----------    -----------
                                                                           (UNAUDITED)
SALES...................................  $28,858    $28,149    $27,922      $13,904        $14,008
COST OF SALES...........................   17,152     16,808     16,433        8,179          7,985
                                          -------    -------    -------      -------        -------
GROSS PROFIT............................   11,706     11,341     11,489        5,725          6,023
SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSE...............................    9,546      9,272      8,946        4,873          4,924
DEPRECIATION AND
  AMORTIZATION..........................    1,410        875        666          331            312
                                          -------    -------    -------      -------        -------
OPERATING INCOME........................      750      1,194      1,877          521            787
INTEREST EXPENSE -- Parent..............      390        111         74           30             36
                                          -------    -------    -------      -------        -------
NET INCOME..............................  $   360    $ 1,083    $ 1,803      $   491        $   751
                                          =======    =======    =======      =======        =======

          See accompanying notes to the combined financial statements

                             MAYNE NICKLESS COURIER

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                FISCAL YEAR ENDED               SIX MONTHS ENDED
                                          -----------------------------    --------------------------
                                          JULY 4     JULY 3     JULY 2     DECEMBER 31    DECEMBER 28
                                           1993       1994       1995         1994           1995
                                          -------    -------    -------    -----------    -----------
                                                                           (UNAUDITED)
OPERATING ACTIVITIES
  Net income............................  $   360    $ 1,083    $ 1,803      $   491        $   751
  Adjustments to reconcile net income to
     net cash provided by operating
     activities
     Depreciation and amortization......    1,410        875        666          331            312
     (Gain) loss on disposal of fixed
       assets...........................        6         --       (127)          --             --
  Changes in assets and liabilities
     Accounts receivable................      156       (491)        35          (22)          (279)
     Prepaid expenses...................      (60)       120         63           40              3
     Accounts payable and accrued
       liabilities......................      365        664        (56)         412            346
     Other..............................      (60)       351        149          (47)            (6)
                                          -------    -------    -------      -------        -------
Net cash provided by operating
  activities............................    2,177      2,602      2,533        1,205          1,127
                                          -------    -------    -------      -------        -------
INVESTING ACTIVITIES
  Proceeds from sale of property and
     equipment..........................      151         --         90           --             --
  Purchase of property and equipment....     (461)      (334)      (263)        (130)           (77)
                                          -------    -------    -------      -------        -------
Net cash used in investing activities...     (310)      (334)      (173)        (130)           (77)
                                          -------    -------    -------      -------        -------
FINANCING ACTIVITIES
  Distributions to Parent...............   (1,946)    (3,065)    (1,783)        (835)        (1,144)
                                          -------    -------    -------      -------        -------
INCREASE (DECREASE) IN CASH
  EQUIVALENTS...........................      (79)      (797)       577          240            (94)
CASH AND CASH EQUIVALENTS, BEGINNING OF
  PERIOD................................      887        808         11           11            588
                                          -------    -------    -------      -------        -------
CASH AND CASH EQUIVALENTS, END OF
  PERIOD................................  $   808    $    11    $   588      $   251        $   494
                                          =======    =======    =======      =======        =======

          See accompanying notes to the combined financial statements

                             MAYNE NICKLESS COURIER

                   NOTES TO THE COMBINED FINANCIAL STATEMENTS
                                 (IN THOUSANDS)

1. ORGANIZATION AND BASIS OF PRESENTATION

     Mayne Nickless Courier provides on-demand delivery, transportation, fleet management and distribution services. Mayne Nickless Courier is a deliverer of intracity small parcel same-day shipments for medium to large customers principally in Southern California, the San Francisco Bay Area, Seattle, Pittsburgh, Washington D.C., Boston and Vancouver and Victoria, British Columbia.

     Effective December 29, 1995, pursuant to an Asset Purchase Agreement, Dynamex, Inc. acquired certain assets and assumed certain liabilities of the same-day courier business of Mayne Nickless Courier Systems Inc., Mayne Nickless Messenger Service, Inc. and the Canadian same day courier business of Mayne Nickless North America Inc. (collectively, "Mayne Nickless Courier") from Mayne Nickless Transport, North America ("Parent") for approximately $12,200 in cash, including transaction costs and assumption of approximately $2,100 in liabilities.

     The accompanying combined financial statements present operations and cash flows of Mayne Nickless Courier on an historical basis. The accompanying combined financial statements have been prepared from the separate records maintained by Mayne Nickless Courier and may not be indicative of the conditions that would have existed or the results of operations if Mayne Nickless Courier had been operated as an unaffiliated company. All significant intercompany balances and transactions have been eliminated.

2. SIGNIFICANT ACCOUNTING POLICIES

  Fiscal Year

     The Company's fiscal year ends on the Sunday nearest June 30. The last three fiscal years consist of the 52-week periods ended July 2, 1995, July 3, 1994, and July 4, 1993. The audited combined financial statements for the six months ended December 28, 1995 (the date of acquisition by Dynamex) are included herein. The combined statements of operations and cash flows for the six months ended December 31, 1994 are unaudited, but in the opinion of the Company's management, contain all adjustments (consisting only of normal recurring items) necessary for a fair presentation of results of operations and cash flows.

  Use of Estimates

     The preparation of Mayne Nickless Courier's combined financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses for the periods presented. Actual results may differ from such estimates.

  Cash and Cash Equivalents

     For purposes of the combined statements of cash flows, Mayne Nickless Courier considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

  Depreciation

     Depreciation is calculated using the straight-line method over the estimated useful life of the asset, typically ranging from three to five years for furniture, fixtures and equipment. The cost of leasehold improvements is amortized over the useful life of the asset or the applicable lease term whichever is shorter.

                             MAYNE NICKLESS COURIER

                                 (IN THOUSANDS)

  Intangibles

     Intangibles arise from the acquisition of operations and include the excess of the purchase price over net assets acquired, and covenants not-to-compete. Such excess is being amortized over fifteen years. Covenants not-to-compete are being amortized over the life of those agreements, generally, two or five years. Amortization expense for the six months ended December 28, 1995, for the six months ended December 31, 1994 and the fiscal years ended July 2, 1995, July 3, 1994 and July 4, 1993 was $202, $225 (unaudited), $447, $627, and $1,020, respectively.

  Insurance

     Mayne Nickless Courier participates in the Parent's consolidated insurance program. The Parent is primarily self-insured for workers' compensation, automobile and general liability costs. The estimated self-insurance liability is determined based on claims filed and an estimate of claims incurred but not yet reported. The Parent charges Mayne Nickless Courier for those expenses which it believes is a reasonable estimate of what Mayne Nickless Courier would incur if they did not participate in the Parent's consolidated insurance program. Insurance expense for the six months ended December 28, 1995, for the six months ended December 31, 1994 and the fiscal years ended July 2, 1995, July 3, 1994 and July 4, 1993 was $476, $463 (unaudited), $925, $1,227, and $1,241, respectively.

  Revenue Recognition

     Revenue is recognized when the services are rendered to customers.

  Income Taxes

     The Company has been included in the Parent's consolidated Canadian, United States Federal and state income tax returns. The Parent, on a consolidated basis, has been in a net loss position for income tax purposes for the six months ended December 31, 1994, and for the fiscal years ended July 2, 1995, July 3, 1994 and July 4, 1993. Statement of Financial Accounting Standards No. 109 requires that the consolidated amount of current and deferred tax expenses for a group that files a consolidated tax return be allocated among members of the group when those members issue separate financial statements. On the basis that Mayne Nickless Courier is a business and not a separate subsidiary, current and deferred income taxes have not been provided in the accompanying combined financial statements.

  Translation of Foreign Currencies

     Assets and liabilities of the Company's Canadian operations are translated into U.S. dollars at year-end rates of exchange, and income and expenses are translated at average rates during the year. Adjustments resulting from translating financial statements into U.S. dollars were not material in any of the periods presented.

  Unaudited Financial Information

     In the opinion of management, the accompanying unaudited financial information includes all adjustments consisting of normal and recurring items, necessary for a fair presentation.

                             MAYNE NICKLESS COURIER

                                 (IN THOUSANDS)

3. NET CAPITAL INVESTED BY PARENT

     The following is a reconciliation of the net capital invested by the
Parent:

                                               FISCAL YEARS ENDED               SIX MONTHS ENDED
                                          -----------------------------    --------------------------
                                          JULY 4     JULY 3     JULY 2     DECEMBER 31    DECEMBER 28
                                           1993       1994       1995         1994           1995
                                          -------    -------    -------    -----------    -----------
                                                                           (UNAUDITED)
Net invested capital, beginning of
  period................................  $ 7,200    $ 5,614    $ 3,632      $ 3,632        $ 3,652
Net income for the period...............      360      1,083      1,803          491            751
Distributions to the Parent.............   (1,946)    (3,065)    (1,783)        (835)        (1,144)
                                          -------    -------    -------    -----------    -----------
Net invested capital, end of year.......  $ 5,614    $ 3,632    $ 3,652      $ 3,288        $ 3,259
                                          =======    =======    =======    =========      =========

4. RELATED-PARTY TRANSACTIONS

     The Company uses certain resources and administrative staff of the Parent, including certain finance, legal and office services which are charged to Mayne Nickless Courier. In connection with these services, the amounts Parent charged Mayne Nickless Courier for the six months ended December 28, 1995, for the six months ended December 31, 1994 and the fiscal years ended July 2, 1995, July 3, 1994 and July 4, 1993 was $183, $171 (unaudited), $342, $598, and $841, respectively. Such amounts are included in selling, general and administrative expense.

     In addition, Mayne Nickless Courier is charged interest by the Parent based upon the amount of advances made by the Parent. Such amounts are included in the accompanying combined statements of operations as Interest expense -- Parent.

5. LEASES

     The Company leases certain equipment and office space under operating lease agreements which expire at various dates through June 1998.

     At December 28, 1995, future minimum lease payments for such leases are as follows:

                1996................................................    $156
                1997................................................     160
                1998................................................      25
                                                                        ----
                                                                        $341
                                                                        ====

     Rent expense for the for the six months ended December 31, 1995, for the six months ended December 31, 1994 and the fiscal years ended July 2, 1995, July 3, 1994 and July 4, 1993 was $163, $199 (unaudited), $466, $401, and $393, respectively.

     In the fiscal year ended July 2, 1995, the Company recorded a gain of $127 relating to the sale of the rights to certain radio frequencies, which was included as a reduction in selling, general and administrative expense.

6. CONTINGENT LIABILITIES

     Mayne Nickless Courier is subject to various lawsuits and claims arising out of its businesses. The Asset Purchase Agreement specifies that the Parent will retain responsibility for any such liabilities arising from events prior to December 29, 1995. In the opinion of management of Mayne Nickless Courier, the ultimate resolution of these matters will not have a material adverse effect on Mayne Nickless Courier's combined financial statements taken as a whole.

                             IPO ACQUIRED COMPANIES

            INTRODUCTION TO PRO FORMA COMBINED FINANCIAL STATEMENTS

     The accompanying unaudited pro forma combined financial statements present the combined financial position of the IPO Acquired Companies as of June 30, 1996 and the combined results of operations of the Acquired Companies for the year then ended. The combined financial statements have been adjusted, on a pro forma basis, to remove the effect of certain assets and liabilities which will not be included in the assets and liabilities of the IPO Acquired Companies upon their acquisition by the Company. In addition, the combined results of operations have been adjusted on a pro forma basis to reflect the effect of changes to certain components of costs and expenses. These items include adjustments to compensation to owners and managers of the IPO Acquired Companies to reflect agreed upon compensation levels subsequent to the acquisition by the Company, adjustments to rental expense to reflect agreed upon modifications to lease agreements to be effective subsequent to the acquisition by the Company and adjustments to certain other costs and expenses which are not ongoing costs of the businesses acquired and would not have been incurred had the Acquisitions by the Company occurred at the beginning of the period presented.

                             IPO ACQUIRED COMPANIES

                        PRO FORMA COMBINED BALANCE SHEET
                                 JUNE 30, 1996
                                  (UNAUDITED)

                                                (IN THOUSANDS OF CANADIAN DOLLARS)                 (IN THOUSANDS)
                                                --------------------------------------     -------------------------------
                                                              ACTION
                                                             DELIVERY
                                                                AND                                               SEKO
                                                 K.H.B. &    MESSENGER             EX-                         ENTERPRISES
                                                ASSOCIATES    SERVICE     COM-    CHANGE    COM-     SEIDEL    AND RELATED
                                                   LTD.       LIMITED    BINED     RATE    BINED    DELIVERY    COMPANIES
                                                ----------   ---------   ------   ------   ------   --------   -----------
                                                                (1)
ASSETS
CURRENT
  Cash and cash equivalents.....................   $   --     $    --    $   --    0.73    $   --     $ 49       $    --
  Accounts receivable -- net....................      934          --       934    0.73       685      211           846
  Other current assets..........................      228          --       228    0.73       167       29           218
                                                  ------       ------    ------            ------     ----        ------
                                                   1,162           --     1,162               852      289         1,064
PROPERTY AND EQUIPMENT -- net...................      389          --       389    0.73       285       42         1,763
INTANGIBLES -- net..............................       --          --        --    0.73        --       --           144
OTHER ASSETS -- net.............................      132          --       132    0.73        97       --            --
                                                  ------       ------    ------            ------     ----        ------
                                                  $1,683      $    --    $1,683            $1,234     $331       $ 2,971
                                                  ======       ======    ======            ======     ====        ======
LIABILITIES
CURRENT LIABILITIES.............................   $1,330     $    --    $1,330    0.73    $  976     $ 40       $   910
LONG-TERM DEBT AND OTHER........................       51          --        51    0.73        38       --         1,169
                                                  ------       ------    ------            ------     ----        ------
                                                   1,381           --     1,381             1,014       40         2,079
SHAREHOLDERS' EQUITY............................      302          --       302    0.73       220      291           892
                                                  ------       ------    ------            ------     ----        ------
                                                  $1,683      $    --    $1,683            $1,234     $331       $ 2,971
                                                  ======       ======    ======            ======     ====        ======

                                                             (IN THOUSANDS)
                                                  ------------------------------------
                                                  SOUTHBANK
                                                  COURIER,    ADJUST-            COM-
                                                    INC.       MENTS    NOTES   BINED
                                                  ---------   -------   -----   ------

ASSETS
CURRENT
  Cash and cash equivalents.....................    $  15     $   (89)  3(b)    $  (25)
  Accounts receivable -- net....................      370        (846)  3(a)     1,266
  Other current assets..........................      100        (218)  3(a)       296
                                                     ----     -------           ------
                                                      485      (1,153)           1,537
PROPERTY AND EQUIPMENT -- net...................       23        (552)  3(a)     1,561
INTANGIBLES -- net..............................       --        (144)  3(a)        --
OTHER ASSETS -- net.............................       --          --               97
                                                     ----     -------           ------
                                                    $ 508     $(1,849)          $3,195
                                                     ====     =======           ======
LIABILITIES
CURRENT LIABILITIES.............................    $  10     $  (910)  3(a)    $1,026
LONG-TERM DEBT AND OTHER........................       --      (1,169)  3(a)        38
                                                     ----     -------           ------
                                                       10      (2,079)           1,064
SHAREHOLDERS' EQUITY............................      498         230   3(a)     2,131
                                                     ----     -------           ------
                                                    $ 508     $(1,849)          $3,195
                                                     ====     =======           ======

---------------

(1) The balance sheet for Action Delivery and Messenger Service Limited has not been included as it is included in the July 31, 1996 consolidated balance sheet of Dynamex Inc.

     See accompanying notes to the pro forma combined financial statements

                             IPO ACQUIRED COMPANIES

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                            YEAR ENDED JUNE 30, 1996
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                     TWELVE         ADD          LESS
                                     MONTHS      SIX MONTHS   SIX MONTHS                        TWELVE MONTHS
                                     ENDED         ENDED        ENDED                               ENDED
                                  DECEMBER 31,    JUNE 30,     JUNE 30,                           JUNE 30,
                                      1995          1996         1995      ADJUSTMENTS   NOTE       1996
                                  ------------   ----------   ----------   -----------   ----   -------------
SALES............................   $ 20,836      $ 10,318     $ 10,809      $    --               $20,345
COST OF SALES....................     13,199         6,390        7,008           --                12,581
                                     -------        ------      -------        -----               -------
GROSS PROFIT.....................      7,637         3,928        3,801           --                 7,764
SELLING, GENERAL AND
  ADMINISTRATIVE
  EXPENSES.......................      7,042         3,356        3,389         (971)    4(b)        6,038
DEPRECIATION AND AMORTIZATION....        368           164          185          (60)    4(a)          287
                                     -------        ------      -------        -----               -------
OPERATING INCOME.................        227           408          227        1,031                 1,439
INTEREST EXPENSE.................        262           128          131         (183)    4(a)           76
OTHER INCOME.....................        160            70           84            7                   153
                                     -------        ------      -------        -----               -------
INCOME BEFORE TAXES..............        125           350          180        1,221                 1,516
INCOME TAXES.....................         45            27           29            2                    45
                                     -------        ------      -------        -----               -------
NET INCOME.......................   $     80      $    323     $    151      $ 1,219               $ 1,471
                                     =======        ======      =======        =====               =======

     See accompanying notes to the pro forma combined financial statements

                             IPO ACQUIRED COMPANIES

             SCHEDULE TO PRO FORMA COMBINED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1995
                                  (UNAUDITED)

                                                        (IN THOUSANDS OF CANADIAN DOLLARS)                 (IN THOUSANDS)
                                                        -----------------------------------              -------------------
                                                                       ACTION
                                                                      DELIVERY
                                                         K.H.B. &        AND
                                                        ASSOCIATES    MESSENGER               EXCHANGE               SEIDEL
                                                           LTD.        SERVICE     COMBINED     RATE     COMBINED   DELIVERY
                                                        ----------    ---------    --------   --------   --------   --------
SALES...................................................   $8,615      $ 3,118     $11,733      0.73      $8,565     $1,776
COST OF SALES...........................................    6,504        2,681       9,185      0.73       6,705      1,116
                                                          ------        ------     -------                ------     ------
GROSS PROFIT............................................    2,111          437       2,548                 1,860        660
SELLING, GENERAL AND ADMINISTRATIVE
 EXPENSES...............................................    1,819          272       2,091      0.73       1,526        628
DEPRECIATION AND AMORTIZATION...........................      146           63         209      0.73         153         19
                                                          ------        ------     -------                ------     ------
OPERATING INCOME........................................      146          102         248                   181         13
INTEREST EXPENSE........................................       80          102         182      0.73         133         --
OTHER INCOME............................................       37            9          46      0.73          34         21
                                                          ------        ------     -------                ------     ------
INCOME BEFORE TAXES.....................................      103            9         112                    82         34
INCOME TAXES............................................       20            2          22      0.73          16          7
                                                          ------        ------     -------                ------     ------
NET INCOME..............................................   $   83      $     7     $    90                $   66     $   27
                                                          ======        ======     =======                ======     ======


                                                                      (IN THOUSANDS)
                                                          ---------------------------------------
                                                              SEKO
                                                          ENTERPRISES
                                                          AND RELATED      SOUTHBANK
                                                           COMPANIES     COURIER, INC.   COMBINED
                                                          ------------   -------------   --------
SALES...................................................     $8,489         $ 2,006      $20,836
COST OF SALES...........................................      4,421             957       13,199
                                                             ------          ------      -------
GROSS PROFIT............................................      4,068           1,049        7,637
SELLING, GENERAL AND ADMINISTRATIVE
 EXPENSES...............................................      3,886           1,002        7,042
DEPRECIATION AND AMORTIZATION...........................        174              22          368
                                                             ------          ------      -------
OPERATING INCOME........................................          8              25          227
INTEREST EXPENSE........................................        129              --          262
OTHER INCOME............................................        105              --          160
                                                             ------          ------      -------
INCOME BEFORE TAXES.....................................        (16)             25          125
INCOME TAXES............................................         11              11           45
                                                             ------          ------      -------
NET INCOME..............................................     $  (27)        $    14      $    80
                                                             ======          ======      =======

     See accompanying notes to the pro forma combined financial statements

                             IPO ACQUIRED COMPANIES

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                         SIX MONTHS ENDED JUNE 30, 1996
                                  (UNAUDITED)

                                    (IN THOUSANDS OF CANADIAN
                                            DOLLARS)
                                ---------------------------------                               (IN THOUSANDS)
                                              ACTION                         ----------------------------------------------------
                                             DELIVERY                                               SEKO
                                                AND                                              ENTERPRISES
                                 K.H.B. &    MESSENGER                                               AND      SOUTHBANK
                                ASSOCIATES    SERVICE              EXCHANGE             SEIDEL     RELATED    COURIER,
                                   LTD.       LIMITED    COMBINED    RATE    COMBINED  DELIVERY   COMPANIES     INC.     COMBINED
                                ----------   ---------   --------  --------  --------  --------  -----------  ---------  --------
SALES...........................   $4,335     $ 1,376     $5,711     0.73     $4,170     $887      $ 4,075     $ 1,186   $10,318
COST OF SALES...................    3,225       1,037      4,262     0.73      3,112      562        2,145         571     6,390
                                  ------       ------     ------              ------     ----       ------      ------   -------
GROSS PROFIT....................    1,110         339      1,449               1,058      325        1,930         615     3,928
SELLING, GENERAL AND
  ADMINISTRATIVE EXPENSES.......      878         216      1,094     0.73        799      263        1,860         434     3,356
DEPRECIATION AND AMORTIZATION...       79          27        106     0.73         77        9           77           1       164
                                  ------       ------     ------              ------     ----       ------      ------   -------
OPERATING INCOME................      153          96        249                 182       53           (7)        180       408
INTEREST EXPENSE................       38          43         81     0.73         59       --           69          --       128
OTHER INCOME....................        8           3         11     0.73          8        1           61          --        70
                                  ------       ------     ------              ------     ----       ------      ------   -------
INCOME BEFORE TAXES.............      123          56        179                 131       54          (15)        180       350
INCOME TAXES....................       29          --         29     0.73         21       --           --           6        27
                                  ------       ------     ------              ------     ----       ------      ------   -------
NET INCOME......................       94          56        150                 110       54          (15)        174       323
                                  ======       ======     ======              ======     ====       ======      ======   =======

     See accompanying notes to the pro forma combined financial statements

                             IPO ACQUIRED COMPANIES

             SCHEDULE TO PRO FORMA COMBINED STATEMENT OF OPERATIONS
                         SIX MONTHS ENDED JUNE 30, 1995
                                  (UNAUDITED)

                    (IN THOUSANDS OF CANADIAN DOLLARS)                                      (IN THOUSANDS)
                   ------------------------------------              ------------------------------------------------------------
                                   ACTION                                                     SEKO
                    K.H.B. &    DELIVERY AND                                               ENTERPRISES
                   ASSOCIATES    MESSENGER                EXCHANGE               SEIDEL    AND RELATED     SOUTHBANK
                      LTD.        SERVICE      COMBINED     RATE     COMBINED   DELIVERY    COMPANIES    COURIER, INC.   COMBINED
                   ----------   ------------   --------   --------   --------   --------   -----------   -------------   --------
SALES.............   $4,209        $1,587       $5,796      0.72      $4,172      $919       $ 4,223        $ 1,495      $10,809
COST OF SALES.....    3,157         1,347        4,504      0.72       3,242       572         2,206            988        7,008
                     ------        ------       ------                ------      ----        ------         ------      -------
GROSS PROFIT......    1,052           240        1,292                   930       347         2,017            507        3,801
SELLING, GENERAL
  AND
  ADMINISTRATIVE
  EXPENSES........      949           129        1,078      0.72         776       315         1,861            437        3,389
DEPRECIATION AND
  AMORTIZATION....       84            38          122      0.72          88        10            76             11          185
                     ------        ------       ------                ------      ----        ------         ------      -------
OPERATING INCOME
  (LOSS)..........       19            73           92                    66        22            80             59          227
INTEREST
  EXPENSE.........       32            59           91      0.72          66        --            65             --          131
OTHER INCOME......       21             3           24      0.72          17         9            58             --           84
                     ------        ------       ------                ------      ----        ------         ------      -------
INCOME (LOSS)
  BEFORE TAXES....        8            17           25                    17        31            73             59          180
INCOME TAXES......        2            --            2      0.72           1         6            11             11           29
                     ------        ------       ------                ------      ----        ------         ------      -------
NET INCOME........   $    6        $   17       $   23                $   16      $ 25       $    62        $    48      $   151
                     ======        ======       ======                ======      ====        ======         ======      =======

     See accompanying notes to the pro forma combined financial statements

                             IPO ACQUIRED COMPANIES

              NOTES TO THE PRO FORMA COMBINED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. BASIS OF PRESENTATION

     The accompanying pro forma combined financial statement present the combined financial position of the IPO Acquired Companies as of June 30, 1996 and the combined results of operations of the IPO Acquired companies for the year then ended. The combined financial statements have been adjusted, on a pro forma basis, to remove the effect of certain assets and liabilities which will not be included in the assets and liabilities of the IPO Acquired Companies upon their acquisition by the Company. In addition, the combined results of operations have been adjusted on a pro forma basis to reflect the effect of changes to certain components of costs and expenses. These items include adjustments to compensation to owners and managers of the IPO Acquired Companies to reflect agreed upon compensation levels subsequent to the acquisition by the Company, adjustments to rental expense to reflect agreed upon modifications to lease agreements to be effective subsequent to the acquisition by the Company and adjustments to certain other costs and expenses which are not ongoing costs of the businesses acquired and would not have been incurred had the Acquisition by the Company occurred at the beginning of the period presented.

2. CURRENCY CONVERSION

     The financial statements of those IPO Acquired Companies, for whom the Canadian dollar is the functional currency, have been translated into U.S. dollars at the conversion rate then in effect in the case of the balance sheets and at the average conversion rate for the period in the case of the statements of operations.

3. PRO FORMA ADJUSTMENTS TO COMBINED BALANCE SHEET

     (a) Eliminates certain assets and related debt which will not be assets and liabilities of the IPO Acquired Companies upon the acquisition by the Company.

     (b) Adjusts working capital to reflect pro forma adjustment to aggregate purchase price arising from working capital and funded debt provisions of purchase agreements.

4. PRO FORMA ADJUSTMENT TO COMBINED STATEMENT OF OPERATIONS

     (a) Eliminates interest expense and depreciation related to assets and liabilities eliminated from combined balance sheet.

     (b) Adjusts costs and expenses for items which are not ongoing costs of the business and which would not have been incurred had the IPO Acquired Companies been owned by the Company as of the beginning of the period presented:

                                                                     TWELVE MONTHS ENDED
                                                                        JUNE 30, 1996
                                                                     -------------------
                                                                       (IN THOUSANDS)
        Compensation expense.....................................           $ 865
        Facilities rent..........................................             (35)
        Other....................................................             141
                                                                           ------
                                                                            $ 971
                                                                     ===============

     The above costs represent the difference between historical compensation expense paid to the owners of the IPO Acquired Companies and the compensation to be paid under contractual arrangements which become effective upon the Closing, adjustments to facilities rent pursuant to revised lease agreements which become effective upon the Closing and the elimination of other benefits and perquisites historically received by the owners of the IPO Acquired Companies and which by contractual arrangement will not be available subsequent to the Closing.

                          INDEPENDENT AUDITORS' REPORT

To the Shareholder of
K.H.B. & Associates Ltd.

     We have audited the consolidated balance sheets of K. H. B. & Associates Ltd. as at December 31, 1994 and 1995 and the consolidated statements of operations and retained earnings and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1994 and 1995 and the results of its operations and the changes in its financial position for the years then ended in accordance with accounting principles generally accepted in Canada.

DELOITTE & TOUCHE

Winnipeg, Manitoba
March 8, 1996

                            K.H.B. & ASSOCIATES LTD.

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                                   DECEMBER 31
                                                                -----------------       JUNE 30
                                                                 1994       1995         1996
                                                                ------     ------     -----------
                                                                                      (UNAUDITED)
                                    ASSETS

CURRENT
  Accounts receivable (Note 2)................................  $1,313     $1,343       $   934
  Prepaid and other current assets (Note 3)...................     127        147           212
  Income taxes recoverable....................................      --         --            16
  Current portion of employee housing loan....................       8          8            --
                                                                ------     ------        ------
                                                                 1,448      1,498         1,162
PROPERTY AND EQUIPMENT -- net (Note 4)........................     550        570           389
OTHER ASSETS -- net (Note 5)..................................     441        361           132
                                                                ------     ------        ------
                                                                $2,439     $2,429       $ 1,683
                                                                ======     ======        ======

                                  LIABILITIES

CURRENT
  Bank indebtedness...........................................  $  727     $  934       $   991
  Commissions payable.........................................     124        114           145
  Accounts payable............................................     402        284            70
  Accrued liabilities.........................................     105         90            79
  Income taxes payable........................................      59         16            --
  Current portion of long-term debt (Note 6)..................      63         68            45
                                                                ------     ------        ------
                                                                 1,480      1,506         1,330
LONG-TERM DEBT (Note 6).......................................      59         85            51
                                                                ------     ------        ------
                                                                 1,539      1,591         1,381
                                                                ------     ------        ------
NON-CONTROLLING INTEREST (Note 7).............................     124        124           124
                                                                ------     ------        ------
COMMITMENTS AND CONTINGENT LIABILITY (Note 8)

                             SHAREHOLDER'S EQUITY

  Share capital
     Authorized
       Unlimited number of
          1% to 12% non-cumulative, voting Class A preference
            shares redeemable at $1 per share
          1% to 6% non-cumulative, non-voting Class B
            preference shares redeemable at $1.00 per share
          Common shares
     Issued
       815,750 Class B preference shares......................      --         --            --
       484,250 Class A preference shares......................      --         --            --
     1,000,000 common shares..................................      --         --            --
  Retained earnings...........................................     776        714           178
                                                                ------     ------        ------
                                                                   776        714           178
                                                                ------     ------        ------
                                                                $2,439     $2,429       $ 1,683
                                                                ======     ======        ======

        See accompanying notes to the consolidated financial statements

                            K.H.B. & ASSOCIATES LTD.

          CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                                                    SIX MONTHS
                                                                YEAR ENDED            ENDED
                                                               DECEMBER 31           JUNE 30
                                                             ----------------    ----------------
                                                              1994      1995      1995      1996
                                                             ------    ------    ------    ------
                                                                                   (UNAUDITED)
REVENUE....................................................  $8,502    $8,615    $4,209    $4,335
COST OF SALES..............................................   6,394     6,504     3,157     3,225
                                                             ------    ------    ------    ------
GROSS PROFIT...............................................   2,108     2,111     1,052     1,110
SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES.................................................   1,761     1,819       949       878
DEPRECIATION AND AMORTIZATION..............................     121       146        84        79
                                                             ------    ------    ------    ------
OPERATING INCOME...........................................     226       146        19       153
INTEREST EXPENSE...........................................      55        80        32        38
OTHER INCOME...............................................     (37)      (37)      (21)       (8)
                                                             ------    ------    ------    ------
INCOME BEFORE INCOME TAXES.................................     208       103         8       123
INCOME TAXES...............................................      67        20         2        29
                                                             ------    ------    ------    ------
NET INCOME.................................................     141        83         6        94
RETAINED EARNINGS, BEGINNING OF PERIOD.....................     635       776       776       714
                                                             ------    ------    ------    ------
                                                                776       859       782       808
DIVIDENDS PAID.............................................      --       145       145       630
                                                             ------    ------    ------    ------
RETAINED EARNINGS, END OF PERIOD...........................  $  776    $  714    $  637    $  178
                                                             ======    ======    ======    ======

        See accompanying notes to the consolidated financial statements

                            K.H.B. & ASSOCIATES LTD.

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                                 YEAR ENDED        SIX MONTHS
                                                                DECEMBER 31      ENDED JUNE 30
                                                               --------------    --------------
                                                               1994     1995     1995     1996
                                                               -----    -----    -----    -----
                                                                                  (UNAUDITED)
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING
  ACTIVITIES
OPERATING
  Net income for the period..................................  $ 141    $  83    $   6    $  94
  Items not affecting cash
     Depreciation and amortization...........................    121      146       84       79
     Deferred income taxes...................................      2        1       --       --
     Loss on disposal of fixed assets........................     30        3       --       --
                                                               -----    -----    -----    -----
                                                                 294      233       90      173
  Changes in non-cash working capital balances
     Accounts receivable.....................................   (337)     (30)     289      409
     Prepaid expenses and supplies...........................     46      (20)     (79)     (65)
     Accounts payable and accrued liabilities................    238     (143)    (235)    (194)
     Income taxes payable....................................     23      (43)     (73)     (32)
     Dividends paid..........................................     --     (145)    (145)    (630)
                                                               -----    -----    -----    -----
                                                                 264     (148)    (153)    (339)
                                                               -----    -----    -----    -----
FINANCING
  Net (decrease) increase in long-term debt..................    (56)      32      (93)     (57)
                                                               -----    -----    -----    -----
INVESTING
  Property and equipment.....................................   (103)    (164)      --       --
  Proceeds on disposal of property and equipment.............     --        6       52      102
  Other assets...............................................   (251)      67      105      237
                                                               -----    -----    -----    -----
                                                                (354)     (91)     157      339
                                                               -----    -----    -----    -----
NET CASH INFLOW (OUTFLOW)....................................   (146)    (207)     (89)     (57)
BANK INDEBTEDNESS, BEGINNING OF PERIOD.......................   (581)    (727)    (727)    (934)
                                                               -----    -----    -----    -----
BANK INDEBTEDNESS, END OF PERIOD.............................  $(727)   $(934)   $(816)   $(991)
                                                               =====    =====    =====    =====

        See accompanying notes to the consolidated financial statements

                            K.H.B. & ASSOCIATES LTD.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       (IN THOUSANDS OF CANADIAN DOLLARS)

1. ACCOUNTING POLICIES

     The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and conform in all material respects with those of the United States. The Company's significant accounting policies are as follows:

  Basis of presentation

     These consolidated financial statements include the accounts of the Company and its subsidiary Zipper Transportation Services Ltd./Services de Transport Zipper Ltee.

  Inventory

     Supplies and uniforms on hand are recorded at the lower cost and net realizable value.

  Property and equipment

     Fixed assets are recorded at cost and depreciation is provided at the following rates:

        Vehicles........................................  30% diminishing-balance basis
        Furniture, fixtures and equipment...............  20% diminishing-balance basis
        Radio equipment.................................  10% straight-line basis
        Computer and telephone equipment................  20% straight-line basis
        Leasehold improvements..........................  Over the term of the lease;
                                                          minimum 5 years

  Capital leases

     Lease agreements which transfer the risks and rewards of ownership of the leased assets are accounted for as capital leases, whereby the fair market value of the leased asset is capitalized and amortized over its useful life to the company. A corresponding obligation under capital lease is recorded and reduced by the lease payments, based on the interest rate implicit in the lease.

  Goodwill

     Goodwill consists of the excess of cost over the fair value of net assets acquired and is amortized on a straight-line basis over twenty years. Annually, the Company evaluates the net carrying value of goodwill to determine if there has been any impairment in value. This determination is made by reviewing projections of future cash flow to be generated by the acquired business.

  Deferred income taxes

     Deferred income taxes arise primarily as a result of the excess of depreciation recorded for book purposes in excess of capital cost allowance claimed for tax purposes.

  Unaudited Financial Information

     In the opinion of management, the accompanying unaudited financial information includes all adjustments consisting of normal and recurring items, necessary for a fair presentation.

                            K.H.B. & ASSOCIATES LTD.

                       (IN THOUSANDS OF CANADIAN DOLLARS)

2. ACCOUNTS RECEIVABLE

                                                                DECEMBER 31
                                                              ----------------      JUNE 30
                                                               1994      1995        1996
                                                              ------    ------    -----------
                                                                                  (UNAUDITED)
    Trade...................................................  $1,069    $  986      $   934
    Drivers and sundry......................................      21        33           --
    Staff advances..........................................       2         3           --
    Due from Alcrest Holdings Ltd. .........................      55        66           --
    Due from shareholder....................................     166       255           --
                                                              ------    ------       ------
                                                              $1,313    $1,343      $   934
                                                              ======    ======       ======

     The amounts due from Alcrest Holdings Ltd., a related party, and from shareholder are non-interest bearing with no fixed terms of repayment.

3. PREPAID EXPENSES AND SUPPLIES

                                                                DECEMBER 31
                                                              ----------------      JUNE 30
                                                               1994      1995        1996
                                                              ------    ------    -----------
                                                                                  (UNAUDITED)
    Supplies................................................  $  107    $  107      $   169
    Uniforms................................................      11        13            2
    Other...................................................       9        27           47
                                                              ------    ------       ------
                                                              $  127    $  147      $   212
                                                              ======    ======       ======

4. PROPERTY AND EQUIPMENT

                                                                DECEMBER 31
                                                              ----------------      JUNE 30
                                                               1994      1995        1996
                                                              ------    ------    -----------
                                                                                  (UNAUDITED)
    Vehicles................................................  $  114    $   96      $    96
    Radio equipment.........................................     277       277          277
    Furniture, fixtures and equipment.......................     326       367          332
    Computer equipment......................................     220       249          250
    Leasehold improvements..................................     142       199          212
    Radio equipment under capital lease.....................     227       227           34
                                                              ------    ------       ------
                                                               1,306     1,415        1,201
    Less: Accumulated depreciation..........................     756       845          812
                                                              ------    ------       ------
                                                              $  550    $  570      $   389
                                                              ======    ======       ======

                            K.H.B. & ASSOCIATES LTD.

                       (IN THOUSANDS OF CANADIAN DOLLARS)

5. OTHER ASSETS

                                                                DECEMBER 31
                                                              ----------------      JUNE 30
                                                               1994      1995        1996
                                                              ------    ------    -----------
                                                                                  (UNAUDITED)
    Employee housing loan...................................  $  251    $  192      $    --
    Security deposits.......................................      32        23           --
    Deferred income taxes...................................      17        16           --
    Goodwill (net of amortization of $82 in 1994; $93 in
      1995; $99 in 1996)....................................     149       138          132
                                                              ------    ------       ------
                                                                 449       369          132
    Less: Current portion of employee housing loan..........       8         8           --
                                                              ------    ------       ------
                                                              $  441    $  361      $   132
                                                              ======    ======       ======

     The employee housing loan is non-interest bearing and is secured by a second mortgage on the employees residence. The loan is repayable in annual installments of $8.

6. LONG-TERM DEBT

                                                                DECEMBER 31
                                                              ----------------      JUNE 30
                                                               1994      1995        1996
                                                              ------    ------    -----------
                                                                                  (UNAUDITED)
    Bank loan, repayable in monthly principal installments
      of $1 plus interest at the bank's prime rate plus
      1.25%.................................................  $   35    $   --      $    --
    Bank loan, repayable in monthly principal installments
      of $3 plus interest at the bank's prime rate plus
      1.50%.................................................      --        90           72
    Bank loan, repayable in blended, monthly installments of
      $1, bearing interest at 9.90%.........................      --        29           24
    Obligation under capital lease..........................      87        34           --
                                                              ------    ------       ------
                                                                 122       153           96
    Current portion.........................................      63        68           45
                                                              ------    ------       ------
                                                              $   59    $   85      $    51
                                                              ======    ======       ======

     a) The bank loans and bank indebtedness are secured by the following:

        - registered general assignment of book debts and covering all assets;

        - assignment of insurance proceeds on all assets;

        - keyman life insurance in the amount of $400;

        - unlimited guarantee of the shareholder and an associated company;

        - assignment of the second mortgage on the home of the shareholder.

     (b) Expected principal repayments over the next 5 years are as follows:

                1996...................................................  $63
                1997...................................................   40
                1998...................................................   41
                1999...................................................    4

                            K.H.B. & ASSOCIATES LTD.

                       (IN THOUSANDS OF CANADIAN DOLLARS)

     (c) Interest expense on long-term debt during the year ended December 31, 1994 and 1995 and during the six months ended June 30, 1995 and 1996 amounted to $18, $14, $8 (unaudited) and $8 (unaudited), respectively.

     (d) The obligation under capital lease is comprised of the following:

                                                              DECEMBER 31
                                                             -------------       JUNE 30
                                                             1994     1995        1996
                                                             ----     ----     -----------
                                                                               (UNAUDITED)
        Minimum lease payments in:
          1995.............................................  $61      $--          $--
          1996.............................................   36       36           --
                                                             ----     ----         ---
                                                              97       36           --
        Less amounts representing interest.................  (10 )     (2 )         --
                                                             ---      ---          ---
                                                             $87      $34          $--
                                                             ===      ===          ===

7. NON-CONTROLLING INTEREST

     The non-controlling interest is comprised of 119,000 Class C preference shares issued by the Company's subsidiary. These shares which carry non-cumulative dividend entitlements of 1% to 12%, may be redeemed for $124 at the option of the subsidiary or the holder. The holder is related to the shareholder of the Company.

8. COMMITMENTS AND CONTINGENT LIABILITY

     (a) The Company has entered into various lease agreements for premises, vehicles and equipment with expiry dates to 1998. Minimum annual rents, net of anticipated recovery of rental charges for leased vehicles and premises, for each of the next three years is as follows:

                1996...................................................  $62
                1997...................................................   21
                1998...................................................   12

     (b) The Company has provided guarantees and postponements of claim of the debts of an affiliated corporation, Alcrest Holdings Ltd. As at March 31, 1996, these debts amounted to $776 (unaudited).

9. RELATED PARTY TRANSACTIONS

     The financial statements include rent paid to Alcrest Holdings Ltd., a company affiliated by common control, in the amount of $204, $204, $102 (unaudited) and $102 (unaudited) for the year ended December 31, 1994 and 1995 and the six months ended June 30, 1995 and 1996, respectively.

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Action Delivery and Messenger Service Limited

     We have audited the consolidated balance sheets of Action Delivery and Messenger Service Limited as at December 31, 1994 and 1995 and the consolidated statements of operations and retained earnings and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1994 and 1995, and the results of its operations and the changes in its financial position for the years then ended, in accordance with accounting principles generally accepted in Canada.

DELOITTE & TOUCHE

Halifax, Nova Scotia
March 29, 1996

                 ACTION DELIVERY AND MESSENGER SERVICE LIMITED

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                                    DECEMBER 31
                                                                  ----------------      JUNE 30
                                                                   1994      1995        1996
                                                                  ------    ------    -----------
                                                                                      (UNAUDITED)
                                             ASSETS
CURRENT
  Accounts receivable (net of allowance for doubtful accounts of
     $12, $15 and $15 (unaudited) at December 31, 1994 and 1995
     and June 30, 1996, respectively)...........................  $  437    $  425      $   430
  Due from parent company.......................................      31        94          128
  Income taxes recoverable......................................       3        --           --
  Inventories...................................................      18        15           13
  Prepaid expenses..............................................      12         8           38
  Current portion of term loans receivable (Note 4).............      20        14           --
                                                                  ------    ------       ------
                                                                     521       556          609
PROPERTY AND EQUIPMENT -- net (Note 3)..........................     784       725          705
TERM LOANS RECEIVABLE (Note 4)..................................      15        --           --
                                                                  ------    ------       ------
                                                                  $1,320    $1,281      $ 1,314
                                                                  ======    ======       ======
                                           LIABILITIES
CURRENT
  Bank indebtedness (Note 5)....................................  $  330    $  313      $   322
  Accounts payable..............................................      62        73           48
  Accrued liabilities...........................................      19        --           46
  Accrued driver wages..........................................      64        75           50
  Income tax payable............................................      --         2            4
  Current portion of long-term debt.............................      43        44           44
                                                                  ------    ------       ------
                                                                     518       507          514
DEFERRED INCOME TAXES...........................................       3         3            4
LONG-TERM DEBT (Note 6).........................................     542       507          476
                                                                  ------    ------       ------
                                                                   1,063     1,017          994
                                                                  ------    ------       ------
COMMITMENTS AND CONTINGENT LIABILITY (Notes 8 and 9)
                                      SHAREHOLDERS' EQUITY
Share capital
  Authorized
     1,000 4% non-cumulative, non-voting, redeemable,
           retractible preference shares with a redemption value
           of $1 each
     4,000 common shares
  Issued
       500 preferred shares.....................................       1         1            1
       100 common shares........................................      --        --           --
                                                                  ------    ------       ------
                                                                       1         1            1
Retained earnings...............................................     256       263          319
                                                                  ------    ------       ------
                                                                     257       264          320
                                                                  ------    ------       ------
                                                                  $1,320    $1,281      $ 1,314
                                                                  ======    ======       ======

        See accompanying notes to the consolidated financial statements

                 ACTION DELIVERY AND MESSENGER SERVICE LIMITED

          CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                                YEAR ENDED       SIX MONTHS ENDED
                                                               DECEMBER 31           JUNE 30
                                                             ----------------    ----------------
                                                              1994      1995      1995      1996
                                                             ------    ------    ------    ------
                                                                                   (UNAUDITED)
SALES......................................................  $3,100    $3,118    $1,587    $1,376
COST OF SALES..............................................   2,728     2,681     1,347     1,037
                                                             ------    ------    ------    ------
GROSS PROFIT...............................................     372       437       240       339
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES...............     244       272       129       216
                                                             ------    ------    ------    ------
                                                                128       165       121       123
DEPRECIATION...............................................      55        63        38        27
                                                             ------    ------    ------    ------
OPERATING INCOME...........................................      73       102        73        96
OTHER (INCOME) EXPENSES
  Interest.................................................     109       102        59        43
  Other....................................................     (20)       (9)       (3)       (3)
                                                             ------    ------    ------    ------
INCOME (LOSS) BEFORE INCOME TAXES..........................     (16)        9        17        56
INCOME TAXES (RECOVERY OF) PROVISION FOR...................      (3)        2        --        --
                                                             ------    ------    ------    ------
NET INCOME (LOSS)..........................................     (13)        7        17        56
RETAINED EARNINGS, BEGINNING OF PERIOD.....................     307       256       256       263
                                                             ------    ------    ------    ------
                                                                294       263       273       319
DIVIDENDS..................................................      38        --        --        --
                                                             ------    ------    ------    ------
RETAINED EARNINGS, END OF PERIOD...........................  $  256    $  263    $  273    $  319
                                                             ======    ======    ======    ======

        See accompanying notes to the consolidated financial statements

                 ACTION DELIVERY AND MESSENGER SERVICE LIMITED

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                                 YEAR ENDED        SIX MONTHS
                                                                DECEMBER 31      ENDED JUNE 30
                                                               --------------    --------------
                                                               1994     1995     1995     1996
                                                               -----    -----    -----    -----
                                                                                  (UNAUDITED)
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING
  ACTIVITIES
OPERATING
  Net income (loss)..........................................  $ (13)   $   7    $  17    $  56
  Items not affecting cash
     Depreciation............................................     55       63       38       27
     Loss on disposal of property and equipment..............     --       (3)      --       --
                                                               -----    -----    -----    -----
                                                                  42       67       55       83
  Changes in non-cash operating working capital items........    (19)     (35)     (76)     (64)
                                                               -----    -----    -----    -----
                                                                  23       32      (21)      19
                                                               -----    -----    -----    -----
FINANCING
  Issue of share capital.....................................      1       --       --       --
  Reduction in term loans receivable.........................      4       20       15       10
  Issue of long-term debt....................................     93       14       --       --
  Repayment of long-term debt................................    (56)     (48)     (39)     (31)
  Dividends paid.............................................    (38)      --       --       --
                                                               -----    -----    -----    -----
                                                                   4      (14)     (24)     (21)
                                                               -----    -----    -----    -----
INVESTING
  Acquisition of property and equipment......................   (132)      (9)      (8)      (7)
  Proceeds on disposal of property and equipment.............     13        8       --       --
                                                               -----    -----    -----    -----
                                                                (119)      (1)      (8)      (7)
                                                               -----    -----    -----    -----
NET CASH INFLOW (OUTFLOW)....................................    (92)      17      (53)      (9)
BANK INDEBTEDNESS, BEGINNING OF PERIOD.......................   (238)    (330)    (330)    (313)
                                                               -----    -----    -----    -----
BANK INDEBTEDNESS, END OF PERIOD.............................  $(330)   $(313)   $(383)   $(322)
                                                               =====    =====    =====    =====

        See accompanying notes to the consolidated financial statements

                 ACTION DELIVERY AND MESSENGER SERVICE LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       (IN THOUSANDS OF CANADIAN DOLLARS)

1. DESCRIPTION OF BUSINESS

     Action Delivery and Messenger Service Limited is incorporated under the laws of the Province of Nova Scotia, and is primarily involved in the provision of same-day delivery service in the metropolitan Halifax area.

2. ACCOUNTING POLICIES

     The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and conform in all material respects, with those of the United States, and include the following significant accounting policies:

  Consolidation

     The financial statements include the accounts of Action Delivery and Messenger Service Limited and its wholly owned subsidiaries, Atlantic Medical Transportation Services Limited and Atlantic Bonded Courier Services Limited.

  Inventories

     Inventory is valued at lower of cost and replacement cost.

  Property and Equipment

     Property and equipment are stated at cost. Depreciation is calculated using the declining-balance method at the following annual rates:

                Building..............................................   4%
                Furniture and equipment...............................  20%
                Radios................................................  20%
                Computer equipment....................................  30%
                Vehicles..............................................  30%

  Unaudited Financial Information

     In the opinion of management, the accompanying unaudited financial information includes all adjustments consisting of normal and recurring items, necessary for a fair presentation.

3. PROPERTY AND EQUIPMENT

                                                              DECEMBER 31,
                                                            -----------------      JUNE 30,
                                                             1994       1995         1996
                                                            ------     ------     -----------
                                                                                  (UNAUDITED)
    Land and land improvements............................  $  111     $  111       $   111
    Building..............................................     618        618           629
    Furniture and equipment...............................      83         84            85
    Radios................................................     122        122           122
    Computer equipment....................................     106        114           117
    Vehicles..............................................      94         30            30
                                                            ------     ------        ------
                                                             1,134      1,079         1,094
    Less: Accumulated depreciation........................     350        354           389
                                                            ------     ------        ------
                                                            $  784     $  725       $   705
                                                            ======     ======        ======

                 ACTION DELIVERY AND MESSENGER SERVICE LIMITED

                       (IN THOUSANDS OF CANADIAN DOLLARS)

4. TERM LOANS RECEIVABLE

                                                                   DECEMBER 31
                                                                   ------------      JUNE 30
                                                                   1994    1995       1996
                                                                   ----    ----    -----------
                                                                                   (UNAUDITED)
    11.50% term loan receivable, repayable in monthly
      installments of $0.5, principal and interest, until
      November, 1996.............................................  $ 9     $ 4         $--

    11.50% term loan receivable, repayable in monthly
      installments of $0.4, principal and interest, until July,
      1997.......................................................   10       5          --

    11.50% term loan receivable, repayable in monthly
      installments of $0.5, principal and interest, until
      October, 1996..............................................   10       5          --

    11.50% term loan receivable, repayable in monthly
      installments of $0.5, principal and interest, until
      October, 1995..............................................    6      --          --
                                                                   ---     ---         ---
                                                                    35      14          --
    Less: Current portion........................................   20      14          --
                                                                   ---     ---         ---
                                                                   $15     $--         $--
                                                                   ===     ===         ===

5. BANK INDEBTEDNESS

     The company's bank indebtedness is secured by a pledge of its accounts receivable and debentures in the amount of $750 providing first fixed and floating charges on all of the company's assets. Bank indebtedness includes the following amounts:

                                                                 DECEMBER 31
                                                                 ------------     JUNE 30,
                                                                 1994    1995       1996
                                                                 ----    ----    -----------
                                                                                 (UNAUDITED)
    Demand loan, bearing interest at prime plus 1.5%...........  $300    $235       $ 287
    Demand loan, bearing interest at prime plus 2%.............    --      70          --
    Cheques issued in excess of funds on deposit...............    30       8          35
                                                                 ----    ----        ----
                                                                 $330    $313       $ 322
                                                                 ====    ====        ====

6. LONG-TERM DEBT

                                                                 DECEMBER 31,
                                                                 ------------     JUNE 30,
                                                                 1994    1995       1996
                                                                 ----    ----    -----------
                                                                                 (UNAUDITED)
    8.5% mortgage, payable in monthly installments of $5
      including principal and interest. The mortgage is secured
      by land and building having a carrying value of $596.....  $474    $466       $ 460

    Term bank loan, bearing interest at prime plus 1.75%,
      payable in monthly installments of $2 including principal
      and interest, maturing September, 1999, secured by
      specific equipment.......................................    69      67          60

    Term bank loan, bearing interest at prime plus 2%, payable in monthly installments of $0.4 including principal and
      interest, maturing June, 1997, secured by a specific
      vehicle..................................................    10       6          --

                 ACTION DELIVERY AND MESSENGER SERVICE LIMITED

                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                                 DECEMBER 31,     JUNE 30,
                                                                 1994    1995       1996
                                                                 ----    ----       ----
                                                                                 (UNAUDITED)
    Term bank loan, bearing interest at prime plus 2%, payable in monthly installments of $0.4 including principal and
      interest, maturing December, 1996, secured by a specific
      vehicle..................................................    10       5          --

    Term bank loan, bearing interest at prime plus 2%, payable in monthly installments of $0.4 including principal and
      interest, maturing August, 1996, secured by a specific
      vehicle..................................................     8       4          --

    Term bank loan, bearing interest at prime plus 2%, payable in monthly installments of $0.4 including principal and
      interest, maturing October, 1996, secured by a specific
      vehicle..................................................     7       3          --

    Term bank loan, bearing interest at prime plus 2%, payable in monthly installments of $3 including principal and
      interest, matured February, 1995, secured by a specific
      vehicle..................................................     7      --          --
                                                                 ----    ----        ----
                                                                  585     551         520
    Less: Current portion......................................    43      44          44
                                                                 ----    ----        ----
                                                                 $542    $507       $ 476
                                                                 ====    ====        ====

     The principal due within each of the next five years on long-term debt, assuming financing of the mortgage under similar terms, is approximately as follows:

                1996...................................................  $44
                1997...................................................   33
                1998...................................................   33
                1999...................................................   24
                2000...................................................   15

7. RELATED PARTY TRANSACTIONS

     Management fees paid to an associated company for the years ended December 31, 1994 and 1995 and for the six months ended June 30, 1995 and 1996 were $18, $36, $16 (unaudited) and $16 (unaudited), respectively.

8. CONTINGENT LIABILITY

     The company has outstanding letters of credit to I/F/O Canada Post totalling $40 which are due February 29, 1997.

9. COMMITMENT

     The company is renting office equipment and a truck under long-term leases expiring in 2000 and 2002, respectively. The annual rent is approximately $15.

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Southbank Courier, Inc.

     We have audited the accompanying consolidated balance sheets of Southbank Courier, Inc. as at December 31, 1994 and 1995, and the related consolidated statements of operations and retained earnings and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Southbank Courier, Inc. as of December 31, 1994 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE

Toronto, Ontario
May 22, 1996

                            SOUTHBANK COURIER, INC.

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                    DECEMBER 31
                                                                   -------------       JUNE 30
                                                                   1994     1995        1996
                                                                   ----     ----     -----------
                           ASSETS                                                    (UNAUDITED)
CURRENT
  Cash...........................................................  $ 45     $ --        $  15
  Account receivable (net of allowance for doubtful accounts of
     $45, $45 and $26 (unaudited) at December 31, 1994 and 1995
     and June 30, 1996, respectively)............................   260      298          370
  Other current assets (Note 2)..................................    17       21          100
                                                                   ----     ----         ----
                                                                    322      319          485
PROPERTY AND EQUIPMENT -- net (Note 3)...........................    19       24           23
                                                                   ----     ----         ----
                                                                   $341     $343        $ 508
                                                                   ====     ====         ====
                           LIABILITIES
CURRENT
  Bank indebtedness..............................................  $ --     $  6        $  --
  Accounts payable...............................................    18       10           10
  Accrued liabilities............................................     7        3           --
  Income taxes payable...........................................     6       --           --
                                                                   ----     ----         ----
                                                                     31       19           10
                                                                   ----     ----         ----
COMMITMENTS (Note 5)
                        SHAREHOLDERS' EQUITY

  Common stock; 200 shares authorized, 200 shares outstanding
     (Note 4)....................................................   374      374          374
  Retained earnings (deficit)....................................   (64)     (50)         124
                                                                   ----     ----         ----
                                                                    310      324          498
                                                                   ----     ----         ----
                                                                   $341     $343        $ 508
                                                                   ====     ====         ====

        See accompanying notes to the consolidated financial statements

                            SOUTHBANK COURIER, INC.

           CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS
                                 (IN THOUSANDS)

                                                                                   SIX MONTHS
                                                             YEAR ENDED               ENDED
                                                             DECEMBER 31             JUNE 30
                                                          -----------------     -----------------
                                                           1994       1995       1995       1996
                                                          ------     ------     ------     ------
                                                                                   (UNAUDITED)
SALES...................................................  $1,597     $2,006     $1,495     $1,186
COST OF SALES...........................................     739        957        988        571
                                                          ------     ------     ------     ------
GROSS PROFIT............................................     858      1,049        507        615
SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES..............................................     759      1,002        437        434
DEPRECIATION AND AMORTIZATION...........................       8         22         11          1
                                                          ------     ------     ------     ------
OPERATING INCOME........................................      91         25         59        180
INTEREST EXPENSE........................................      13         --         --         --
                                                          ------     ------     ------     ------
INCOME BEFORE INCOME TAXES..............................      78         25         59        180
PROVISION FOR INCOME TAXES..............................      14         11         11          6
                                                          ------     ------     ------     ------
NET INCOME..............................................      64         14         48        174
(DEFICIT), BEGINNING OF PERIOD..........................    (128)       (64)       (64)       (50)
                                                          ------     ------     ------     ------
RETAINED EARNINGS (DEFICIT), END OF PERIOD..............  $  (64)    $  (50)    $  (16)    $  124
                                                          ======     ======     ======     ======

        See accompanying notes to the consolidated financial statements

                            SOUTHBANK COURIER, INC.

                            STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                   SIX MONTHS
                                                                 YEAR ENDED           ENDED
                                                                 DECEMBER 31         JUNE 30
                                                                -------------     -------------
                                                                1994     1995     1995     1996
                                                                ----     ----     ----     ----
                                                                                   (UNAUDITED)
OPERATING ACTIVITIES
  Net income for the period...................................  $ 64     $ 14     $ 48     $174
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization............................     8       22       11        1
     Interest expense converted to common stock...............    13       --       --       --
     Loss (gain) on disposal of fixed assets..................    11       (1)      --       --
                                                                ----     ----     ----     ----
                                                                  96       35       59      175
  Changes non-cash working capital balances
     Account receivable -- net................................   (59)     (38)     (60)     (72)
     Other current assets.....................................    (3)      (4)     (17)     (79)
     Accounts payable and accrued liabilities.................   (23)     (12)      45       (3)
     Income taxes payable.....................................    (2)      (6)      (6)      --
                                                                ----     ----     ----     ----
                                                                   9      (25)     (38)      21
                                                                ----     ----     ----     ----
FINANCING ACTIVITIES
  Long-term debt..............................................    18       --       --       --
                                                                ----     ----     ----     ----
INVESTING ACTIVITIES
  Acquisition of property and equipment.......................   (13)     (29)     (14)      --
  Proceeds on disposal of property and equipment..............    --        3       --       --
                                                                ----     ----     ----     ----
                                                                 (13)     (26)     (14)      --
                                                                ----     ----     ----     ----
INCREASE (DECREASE) IN CASH POSITION..........................    14      (51)       7       21
CASH POSITION, BEGINNING OF PERIOD............................    31       45       45       (6)
                                                                ----     ----     ----     ----
CASH POSITION, END OF PERIOD..................................  $ 45     $ (6)    $ 52     $ 15
                                                                ====     ====     ====     ====
CASH POSITION IS COMPRISED OF:
  Cash........................................................  $ 45     $ --     $ 52     $ 15
  Bank indebtedness...........................................    --       (6)      --       --
                                                                ----     ----     ----     ----
                                                                $ 45     $ (6)    $ 52     $ 15
                                                                ====     ====     ====     ====

        See accompanying notes to the consolidated financial statements

                            SOUTHBANK COURIER, INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1994 AND 1995
                                 (IN THOUSANDS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements of Southbank Courier, Inc. include the accounts of the Company and its wholly-owned subsidiaries Van Man, Inc. and Flying Pigs, Inc.

  Property and Equipment

     Property and equipment are recorded at cost. Depreciation and amortization is provided at the following rates:

    Vehicles.........................................  20% diminishing-balance basis
    Computers........................................  20% diminishing-balance basis
    Radio equipment..................................  14% diminishing-balance basis
    Furniture & fixtures.............................  14% - 20% diminishing-balance basis
    Leasehold Improvements...........................  term of lease, straight-line

  Revenue Recognition

     Revenue is recognized when the services are rendered to customers.

  Accounting Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Unaudited Financial Information

     In the opinion of management, the accompanying unaudited financial information includes all adjustments consisting of normal and recurring items, necessary for a fair presentation.

2. OTHER CURRENT ASSETS

                                                                  DECEMBER 31
                                                                 -------------       JUNE 30
                                                                 1994     1995        1996
                                                                 ----     ----     -----------
                                                                                   (UNAUDITED)
    Due from employees.........................................  $ 4      $10         $   1
    Security deposits..........................................    8        8             8
    Other......................................................    5        3             3
    Due from affiliate.........................................   --       --            88
                                                                 ----     ----     -----------
                                                                 $17      $21         $ 100
                                                                 ====     ====     =========

                            SOUTHBANK COURIER, INC.

                                 (IN THOUSANDS)

3. PROPERTY AND EQUIPMENT

                                                                  DECEMBER 31
                                                                 -------------       JUNE 30
                                                                 1994     1995        1996
                                                                 ----     ----     -----------
                                                                                   (UNAUDITED)
    Vehicles...................................................  $ 4      $--          $--
    Furniture & fixtures.......................................    3        3            3
    Radio equipment............................................   29       33           35
    Computer equipment.........................................    5       27           27
    Leasehold improvements.....................................   11       11           11
                                                                 ---      ---          ---
                                                                  52       74           76
    Less: Accumulated depreciation and amortization............   33       50           53
                                                                 ---      ---          ---
                                                                 $19      $24          $23
                                                                 ===      ===          ===

4. RELATED PARTY TRANSACTIONS

     The companies paid management fees totalling $70, $172, $70 (unaudited), and $8 (unaudited) to a shareholder during the years ended December 31, 1994 and 1995 and the six months ended June 30, 1995 and 1996, respectively.

5. COMMITMENTS

     The Company leases office space under operating lease agreements which expire in September 1997.

     At December 31, 1995, future minimum lease payments for such leases are as follows:

                1996...................................................  $22
                1997...................................................   16
                                                                         ---
                                                                         $38
                                                                         ===

     Rent expense for the years ended December 31, 1994 and 1995 and for the three months ended June 30, 1995 and 1996 was $58, $64, $32 (unaudited) and $40 (unaudited), respectively.

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Seko Enterprises, Inc. and Related Companies

     We have audited the combined balance sheets of Seko Enterprises, Inc. and Related Companies as at December 31, 1994 and 1995 and the combined statements of income and retained earnings and cash flows for the years then ended. These combined financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion

     In our opinion, such combined financial statements present fairly, in all material respects, the financial position of Seko Enterprises, Inc. and Related Companies as at December 31, 1994 and 1995 and the results of their operations and the changes in their cash flows for the years then ended in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE

Toronto, Ontario
April 5, 1996

                  SEKO ENTERPRISES, INC. AND RELATED COMPANIES

                            COMBINED BALANCE SHEETS
                        (IN THOUSANDS EXCEPT SHARE DATA)

                                                                   DECEMBER 31
                                                                -----------------       JUNE 30
                                                                 1994       1995         1996
                                                                ------     ------     -----------
                                                                                      (UNAUDITED)
                                             ASSETS
CURRENT
  Accounts receivable (net of allowance for doubtful accounts of $79; $72; $25 (unaudited) at December 31, 1994 and
     1995 and June 30, 1996, respectively)....................  $1,018     $  981       $     846
  Prepaid and other assets (Note 4)...........................     354        387             218
                                                                ------     ------          ------
                                                                 1,372      1,368           1,064
PROPERTY AND EQUIPMENT -- net (Note 5)........................   1,791      1,785           1,763
INTANGIBLES -- net (Note 6)...................................      84        311             144
OTHER ASSETS (Note 7).........................................      13         17              --
                                                                ------     ------          ------
                                                                $3,260     $3,481       $   2,971
                                                                ======     ======          ======
                                           LIABILITIES
CURRENT
  Bank indebtedness...........................................  $    3     $   34       $     157
  Accounts payable and accrued liabilities (Note 8)...........     392        418             344
  Due to stockholders.........................................     579        845             327
  Current portion of notes payable (Note 9)...................      --         70              70
  Current portion of long-term debt (Note 10).................       9         12              12
                                                                ------     ------          ------
                                                                   983      1,379             910
NOTES PAYABLE (Note 10).......................................      --         93              88
LONG-TERM DEBT (Notes 11).....................................   1,093      1,082           1,081
                                                                ------     ------          ------
                                                                 2,076      2,554           2,079
                                                                ------     ------          ------
COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)
                                      SHAREHOLDERS' EQUITY
Common stock
  Seko -- (No par value; authorized 1,000 shares; issued 200 shares)
  Metro -- (No par value; authorized 1,000 shares; issued 100 shares)
  Attention -- (No par value; authorized 1,000 shares; issued
     100 shares)
  National -- (No par value; authorized 1,000 shares; issued
     100 shares)..............................................      10         10              10
Additional paid-in capital....................................      50         70              50
Retained earnings.............................................   1,124        847             832
                                                                ------     ------          ------
                                                                 1,184        927             892
                                                                ------     ------          ------
                                                                $3,260     $3,481       $   2,971
                                                                ======     ======          ======

          See accompanying notes to the combined financial statements

                  SEKO ENTERPRISES, INC. AND RELATED COMPANIES

              COMBINED STATEMENTS OF INCOME AND RETAINED EARNINGS
                                 (IN THOUSANDS)

                                                                                    SIX MONTHS
                                                                YEAR ENDED            ENDED
                                                               DECEMBER 31           JUNE 30
                                                             ----------------    ----------------
                                                              1994      1995      1995      1996
                                                             ------    ------    ------    ------
                                                                                   (UNAUDITED)
SALES......................................................  $9,053    $8,489    $4,223    $4,075
COST OF SALES..............................................   4,838     4,421     2,206     2,145
                                                             ------    ------    ------    ------
GROSS PROFIT...............................................   4,215     4,068     2,017     1,930
SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES.................................................   3,825     3,886     1,861     1,860
DEPRECIATION AND AMORTIZATION..............................     196       174        76        77
                                                             ------    ------    ------    ------
OPERATING INCOME (LOSS)....................................     194         8        80        (7)
                                                             ------    ------    ------    ------
OTHER (INCOME) EXPENSE
  Interest.................................................     129       129        65        69
  Other....................................................    (113)     (105)      (58)      (61)
                                                             ------    ------    ------    ------
                                                                 16        24        --         8
                                                             ------    ------    ------    ------
INCOME (LOSS) BEFORE TAXES.................................     178       (16)       73       (15)
INCOME TAXES...............................................       3        11        11        --
                                                             ------    ------    ------    ------
NET INCOME (LOSS)..........................................     175       (27)       62       (15)
RETAINED EARNINGS, BEGINNING OF PERIOD.....................     949     1,124     1,124       847
DIVIDENDS..................................................      --       250       250        --
                                                             ------    ------    ------    ------
RETAINED EARNINGS, END OF PERIOD...........................  $1,124    $  847    $  936    $  832
                                                             ======    ======    ======    ======

          See accompanying notes to the combined financial statements

                  SEKO ENTERPRISES, INC. AND RELATED COMPANIES

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                   SIX MONTHS
                                                                 YEAR ENDED          ENDED
                                                                DECEMBER 31         JUNE 30
                                                               --------------    --------------
                                                               1994     1995     1995     1996
                                                               -----    -----    -----    -----
                                                                                  (UNAUDITED)
OPERATING ACTIVITIES
  Net income (loss)..........................................  $ 175    $ (27)   $  62    $ (15)
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities
     Depreciation and amortization...........................    196      174       76       77
     Decrease (increase) in cash value of life insurance.....     (2)      (4)      (2)      17
     Changes in operating assets and liabilities
       Accounts receivable, net..............................   (156)      37       66      135
       Prepaid and other current assets......................    (12)     (33)     (83)     169
       Accounts payable and accrued liabilities..............   (242)      26      161      (74)
       Due to stockholders...................................    336      266       11     (518)
                                                               -----    -----    -----    -----
  Net cash provided by (used in) operating activities........    295      439     (291)    (209)
                                                               -----    -----    -----    -----
INVESTING ACTIVITIES
  Additions to property and equipment, net...................    (86)    (158)     (45)     (50)
  Additions to intangibles, net..............................    (35)    (237)     (62)     162
                                                               -----    -----    -----    -----
  Net cash used in investing activities......................   (121)    (395)    (107)     112
                                                               -----    -----    -----    -----
FINANCING ACTIVITIES
  Principal payments on long-term debt.......................      3       (8)      (4)      (1)
  (Redemption) issuance of common stock......................     (1)      20       --       --
  Notes payable..............................................     --      163       --       (5)
  Payment of dividends and return of capital.................    (49)    (250)    (250)     (20)
                                                               -----    -----    -----    -----
  Net cash provided by (used in) financing activities........    (47)     (75)    (254)     (26)
                                                               -----    -----    -----    -----
NET DECREASE (INCREASE) IN BANK INDEBTEDNESS.................    127      (31)     (70)    (123)
BANK INDEBTEDNESS, BEGINNING OF PERIOD.......................   (130)      (3)      (3)     (34)
                                                               -----    -----    -----    -----
BANK INDEBTEDNESS, END OF PERIOD.............................  $  (3)   $ (34)   $ (73)   $(157)
                                                               =====    =====    =====    =====
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Cash paid for
     Interest................................................  $ 129    $ 129    $  36    $  69
     Income taxes............................................      2       --       --       --
                                                               -----    -----    -----    -----
                                                               $ 131    $ 129    $  36    $  69
                                                               =====    =====    =====    =====

          See accompanying notes to the combined financial statements

                  SEKO ENTERPRISES, INC. AND RELATED COMPANIES

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                 (IN THOUSANDS)

1. BUSINESS AND ORGANIZATION

     Seko Enterprises, Inc., Metro Messenger, Inc., Attention Messenger, Inc. and National Messenger System, Inc. (collectively the "Companies") are engaged in the courier business primarily in the Chicago metropolitan area. The Companies provide courier services through the use of independent contractors.

2. PRINCIPLES OF COMBINATION

     The Companies are under common control of a single shareholder either directly or through wholly-owned companies and have been combined due to their interdependence and form of operations. The combined financial statements include the accounts of Seko Enterprises, Inc., Metro Messenger, Inc., Attention Messenger, Inc. and National Messenger System, Inc. after all intercompany balances have been eliminated.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Property and Equipment

     Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives of the assets as indicated in the following table by use of the straight-line and the accelerated methods used for tax purposes.

                                                 YEARS                 METHOD
                                                 ------    -------------------------------
    Buildings and improvements.................   31.5     MACRS
    Leasehold improvements.....................    5       Straight-line
    Computers and programs.....................    5       Straight-line, ACRS, and MACRS
    Equipment and fixtures.....................   5-7      Straight-line, ACRS, and MACRS
    Vehicles...................................    5       ACRS and MACRS

  Intangibles

     Customer lists and covenants not to compete are amortized over 15 years under the straight-line method.

  Income Taxes

     Certain of the Companies are S Corporations for income tax purposes and, accordingly, any income tax liabilities are the responsibility of the respective stockholders. The Companies have elected to have its stockholders taxed directly on all income pursuant to Section 1377 of the Internal Revenue Code. Accordingly, these combined financial statements, do not reflect income taxes for these S Corporations. Federal and state income taxes have been provided for C Corporations.

  Accounting Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Unaudited Financial Information

     In the opinion of management, the accompanying unaudited financial information includes all adjustments consisting of normal and recurring items, necessary for a fair presentation.

                  SEKO ENTERPRISES, INC. AND RELATED COMPANIES

                                 (IN THOUSANDS)

4. PREPAID AND OTHER CURRENT ASSETS

     Prepaid and other current assets consist of the following:



                                                              DECEMBER 31
                                                          -------------------       JUNE 30
                                                           1994        1995          1996
                                                          -------     -------     -----------
                                                                                  (UNAUDITED)
    Prepaid insurance...................................  $    46     $    65       $    40
    Prepaid expenses....................................       31          49            57
    Employee receivables................................       12          19            11
    Deposits............................................        5          25            --
    Income taxes recoverable............................       --          41             6
    Due from shareholder................................       85          83            56
    Other...............................................      175         105            48
                                                          -------     -------     -----------
                                                          $   354     $   387       $   218
                                                          =======     =======     =========

5. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:



                                                              DECEMBER 31
                                                          -------------------       JUNE 30
                                                           1994        1995          1996
                                                          -------     -------     -----------
                                                                                  (UNAUDITED)
    Land................................................  $   343     $   343       $   343
    Buildings and improvements..........................    1,459       1,459         1,459
    Leasehold improvements..............................       17          17            17
    Computers and programs..............................      829         875           867
    Equipment and fixtures..............................    1,036       1,081         1,103
    Vehicles............................................      278         320           337
                                                          -------     -------     -----------
                                                            3,962       4,095         4,126
    Less accumulated depreciation.......................   (2,171)     (2,310)       (2,363)
                                                          -------     -------     -----------
                                                          $ 1,791     $ 1,785       $ 1,763
                                                          =======     =======     =========

6. INTANGIBLES

     Intangibles consist of the following:



                                                              DECEMBER 31
                                                          -------------------       JUNE 30
                                                           1994        1995          1996
                                                          -------     -------     -----------
                                                                                  (UNAUDITED)
    Goodwill............................................  $    41     $    16       $    34
    Customer lists......................................       98         240           160
    Covenants not to compete............................      117         130            30
                                                          -------     -------     -----------
                                                              256         386           224
    Less accumulated amortization.......................     (172)        (75)          (80)
                                                          -------     -------     -----------
                                                          $    84     $   311       $   144
                                                          =======     =======     =========

                  SEKO ENTERPRISES, INC. AND RELATED COMPANIES

                                 (IN THOUSANDS)

7. OTHER ASSETS

     Other assets consist of the following:

                                                                 DECEMBER 31
                                                                -------------      JUNE 30
                                                                1994     1995       1996
                                                                ----     ----    -----------
                                                                                 (UNAUDITED)
    Cash surrender value of life insurance policy.............  $ 13     $ 17       $  --
                                                                 ===      ===         ===

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

     Accounts payable and accrued liabilities consist of the following:

                                                                 DECEMBER 31
                                                                -------------      JUNE 30
                                                                1994     1995       1996
                                                                ----     ----    -----------
                                                                                 (UNAUDITED)
    Accounts payable..........................................  $128     $145       $ 120
    Accrued payroll and related benefits and commissions......   214      167         121
    Income taxes payable......................................     2       --          --
    Other accrued liabilities.................................    48      106         103
                                                                ----     ----        ----
                                                                $392     $418       $ 344
                                                                ====     ====        ====

9. NOTES PAYABLE

     Notes payable consists of the following:

                                                                 DECEMBER 31
                                                                -------------      JUNE 30
                                                                1994     1995       1996
                                                                ----     ----    -----------
                                                                                 (UNAUDITED)
    Notes payable to competitors..............................  $ --     $163       $ 158
    Less current portion......................................    --       70          70
                                                                 ---     ----        ----
                                                                $ --     $ 93       $  88
                                                                 ===     ====        ====

     Certain of the Companies have acquired customer lists from competitors. As part of the consideration for the acquisition of these assets, the Companies are committed to pay a percentage of the gross sales derived from these customers of 5.83% to 10%, for terms of 36 months.

                  SEKO ENTERPRISES, INC. AND RELATED COMPANIES

                                 (IN THOUSANDS)

10. LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                DECEMBER 31
                                                             -----------------      JUNE 30
                                                              1994       1995        1996
                                                             ------     ------    -----------
                                                                                  (UNAUDITED)
    Mortgage payable to NSK Enterprises, Inc.
      No set maturity, interest at 12% monthly payments of
      interest only secured by a first charge on
      9250 Ivanhoe Street property.........................  $  537     $  537      $   537
    Mortgage payable,
      Maturing June 1, 1995, interest at 10.5%, monthly
      payments of principal and interest, secured by a
      first charge on
      939 W. Lake Street property..........................     559         --           --
    Mortgage payable,
      Maturing August 1, 2005, interest at 9%, monthly
      payments of principal and interest, secured by a
      first charge on
      939 W. Lake Street property..........................      --        555          556
    Loan payable,
      Maturing May 1, 1996, interest at 3.9%, monthly
      payments of principal and interest, secured by
      automobile...........................................       6          2           --
                                                             ------     ------       ------
                                                              1,102      1,094        1,093
    Less current portion...................................       9         12           12
                                                             ------     ------       ------
                                                             $1,093     $1,082      $ 1,081
                                                             ======     ======       ======

     At June 30, 1996, the aggregate amounts of principal maturities of long-term obligations are as follows:

                                                                           (UNAUDITED)
        1996.............................................................    $    12
        1997.............................................................          8
        1998.............................................................          9
        1999.............................................................         10
        2000.............................................................         10
        Thereafter.......................................................      1,044
                                                                           ---------
        Total............................................................    $ 1,093
                                                                           =========

11. COMMITMENTS AND CONTINGENT LIABILITIES

  Litigation

     The Companies are, from time to time, a party to litigation arising in the normal course of its business, most of which involve claims for personal injury and property damage incurred in connection with its operations. Management believes that none of these actions will have a material adverse effect on the financial position or results of operations of the Companies.

                  SEKO ENTERPRISES, INC. AND RELATED COMPANIES

                                 (IN THOUSANDS)

12. PENSION PLAN

     The pension plan covers employees of all of the Companies. Through 1994, the plan provided pension benefits based on years of service and the employee's compensation during the five highest consecutive years of participation. The pension plan benefit formula was amended effective April 1, 1989 to reflect new provisions of the Tax Reform Act of 1986. These amendments resulted in a decrease in the future benefits provided. The benefits earned as of April 1, 1989 by existing participants were not reduced; however, in many cases, these benefits exceed projected benefits under the amended formula. During 1995, the plan was amended to change the method by which participant benefits are calculated effective March 31, 1994, with benefits earned subsequently using the amended formula. The projected benefit obligation correspondingly decreased by approximately $223 and is being amortized over 19 years. The Companies' funding policy is to contribute annually an amount greater than the minimum or up to the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. The plans assets consist principally of mutual funds.

     The following table sets forth the plan's funded status and amounts recognized in the Companies' balance sheets:

                                                                            DECEMBER 31
                                                                         -----------------
                                                                          1994       1995
                                                                         ------     ------
    Actuarial present value of benefit obligations:
    Accumulated benefit obligations, including vested benefits of $775
      and $26, respectively............................................  $  793     $   26
                                                                         ======     ======
    Projected benefit obligations for service rendered to date.........  $1,027     $   68
    Plan assets at fair value..........................................   1,127        519
                                                                         ------     ------
    Plan assets in excess of projected benefit obligation..............     100        450
    Unrecognized net loss from past experience different that
      assumed..........................................................     231         89
    Unrecognized prior service cost....................................      --       (212)
    Unrecognized net asset as of April 1, 1989, being recognized over
      19 years.........................................................    (260)      (242)
                                                                         ------     ------
    Prepaid pension cost included in prepaid and other current
      assets...........................................................  $   71     $   85
                                                                         ======     ======

     Net pension (benefit) cost for the years ended December 31, 1994 and 1995 include the following components:

                                                                          1994       1995
                                                                         ------     ------
    Service cost -- benefits earned during the year....................  $   53     $   56
    Interest cost on projected benefit obligation......................      72          1
    Plan assets at fair value..........................................       7        (29)
    Plan assets in excess of projected benefit obligation..............    (117)       (42)
                                                                         ------     ------
    Net periodic pension (benefit).....................................  $   15     $  (14)
                                                                         ======     ======

     Assumptions used in the above calculations are as follows:

                                                                      AS OF MARCH 31,
                                                                       1995 AND 1996
                                                                      ---------------
        Discount rates................................................         8.0%
        Rates of increase in compensation levels......................         5.0
        Expected long-term rate of return on assets...................         8.0

     The 1994 and 1995 figures include benefits for 19 employees of Metro Messenger, Inc. and 9 employees of National Messenger System, Inc., whose employees are covered under the same plan (83 in 1994; 82 in 1995 in total).

                          INDEPENDENT AUDITORS' REPORT

To the Shareholder of Seidel Delivery

     We have audited the accompanying combined balance sheets of Seidel Delivery as of December 31, 1994 and 1995, and the related combined statements of income and retained earnings and of cash flows for the years then ended. The combined financial statements include the accounts of Seidel Enterprises, Inc. and NOW Courier, Inc. (collectively "the Companies"), which do business as Seidel Delivery and are under common ownership by an individual shareholder. These financial statements are the responsibility of the Companies management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such combined financial statements present fairly, in all material respects, the combined financial position of Seidel Delivery as of December 31, 1994 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Columbus, Ohio
March 22, 1996

                                SEIDEL DELIVERY

                            COMBINED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                       DECEMBER 31
                                                                       -----------     JUNE 30
                                                                       1994   1995      1996
                                                                       ----   ----   -----------
                                                                                     (UNAUDITED)
                                             ASSETS
CURRENT
  Cash and cash equivalents..........................................  $ 18   $ 40      $  49
  Accounts receivable................................................   196    181        211
  Prepaid expenses and other.........................................    41     53         29
                                                                       ----   ----      -----
                                                                        255    274        289
PROPERTY AND EQUIPMENT -- net (Note 3)...............................    62     50         42
                                                                       ----   ----      -----
                                                                       $317   $324      $ 331
                                                                       ====   ====      =====
                                          LIABILITIES
CURRENT
  Accounts payable
     Trade...........................................................  $ 28   $ 31      $   3
     Affiliate.......................................................    30     --         --
     Shareholder.....................................................    --      5         --
  Accrued expenses
     Payroll and related expenses....................................    30     33         37
     Other...........................................................    19     18         --
                                                                       ----   ----      -----
                                                                        107     87         40
                                                                       ----   ----      -----
                                      SHAREHOLDER'S EQUITY
  Common stock:
     Seidel -- 3,000 shares authorized, 1,660 shares issued and outstanding, no par value
     NOW -- 500 shares authorized, 50 shares issued and outstanding,
      no par value...................................................    12     12         12
  Retained earnings..................................................   198    225        279
                                                                       ----   ----      -----
                                                                        210    237        291
                                                                       ----   ----      -----
                                                                       $317   $324      $ 331
                                                                       ====   ====      =====

          See accompanying notes to the combined financial statements

                                SEIDEL DELIVERY

              COMBINED STATEMENTS OF INCOME AND RETAINED EARNINGS
                                 (IN THOUSANDS)

                                                                YEAR ENDED          SIX MONTHS
                                                                DECEMBER 31           JUNE 30
                                                             -----------------     -------------
                                                              1994       1995      1995     1996
                                                             ------     ------     ----     ----
                                                                                    (UNAUDITED)
SALES......................................................  $1,929     $1,776     $919     $887
COST OF SALES..............................................   1,184      1,116      572      562
                                                             ------     ------     ----     ----
GROSS PROFIT...............................................     745        660      347      325
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES...............     701        628      315      263
DEPRECIATION AND AMORTIZATION..............................      20         19       10        9
                                                             ------     ------     ----     ----
OPERATING INCOME...........................................      24         13       22       53
OTHER INCOME...............................................       3         21        9        1
                                                             ------     ------     ----     ----
INCOME BEFORE PROVISION FOR INCOME TAXES...................      27         34       31       54
PROVISION FOR INCOME TAXES.................................       2          7        6       --
                                                             ------     ------     ----     ----
NET INCOME.................................................      25         27       25       54
RETAINED EARNINGS, BEGINNING OF PERIOD.....................     173        198      198      225
                                                             ------     ------     ----     ----
RETAINED EARNINGS, END OF PERIOD...........................  $  198     $  225     $223     $279
                                                             ======     ======     ====     ====

          See accompanying notes to the combined financial statements

                                SEIDEL DELIVERY

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEAR ENDED        SIX MONTHS
                                                                 DECEMBER 31         JUNE 30
                                                                -------------     -------------
                                                                1994     1995     1995     1996
                                                                ----     ----     ----     ----
                                                                                   (UNAUDITED)
OPERATING ACTIVITIES
  Net income..................................................  $ 25     $ 27     $ 25     $ 54
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization............................    20       19       10        9
     Loss on disposal of property and equipment...............     3       --       --       --
     Change in operating assets and liabilities:
       Accounts receivable....................................    23       15       10      (30)
       Prepaid expenses and other.............................    (7)     (12)      27       24
       Accounts payable and accrued expenses..................   (44)     (20)     (51)     (47)
                                                                ----     ----     ----     ----
  Net cash provided by operating activities...................    20       29       21       10
INVESTING ACTIVITIES
  Capital expenditures for property and equipment.............    (9)      (7)      (3)      (1)
                                                                ----     ----     ----     ----
NET INCREASE IN CASH AND CASH EQUIVALENTS.....................    11       22       18        9
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD................     7       18       18       40
                                                                ----     ----     ----     ----
CASH AND CASH EQUIVALENTS, END OF PERIOD......................  $ 18     $ 40     $ 36     $ 49
                                                                ====     ====     ====     ====
SUPPLEMENTAL INFORMATION
  Cash paid during the period for income taxes................  $  3     $  7     $  5     $  7
                                                                ====     ====     ====     ====

          See accompanying notes to the combined financial statements

                                SEIDEL DELIVERY

                   NOTES TO THE COMBINED FINANCIAL STATEMENTS
                                 (IN THOUSANDS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The combined financial statements of Seidel Delivery (collectively the "Companies") include the accounts of Seidel Enterprises, Inc. ("Seidel") and NOW Courier, Inc. ("NOW") and is engaged in the courier business primarily in central Ohio, and provide services through the use of independent contractors.

     Revenue Recognition -- Revenues are recorded when deliveries are complete.

     Nature of Combination -- The Companies are under the common control of a single shareholder and have been combined due to their interdependence and form of operations. Seidel is a management company with the sole purpose of providing management and administrative support to NOW, the operating company. NOW has no employees and relies on sub-contractors for all labor needs. For combined financial reporting purposes, all intercompany balances have been eliminated.

     Property and Equipment -- Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets as follows:

                                                                      YEARS
                                                                      ------
                Vehicles............................................    5
                Radio Equipment.....................................  5 - 10
                Office furniture and equipment......................    5

     Income Taxes -- Deferred tax assets and liabilities, if any, are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using the liability method. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Companies had no deferred tax assets or liabilities at December 31, 1994 and 1995 and June 30, 1996.

     Cash and Cash Equivalents -- The Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents.

     Accounting Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Unaudited Financial Information

     In the opinion of management, the accompanying unaudited financial information includes all adjustments consisting of normal and recurring items, necessary for a fair presentation.

2. REVENUES FROM SIGNIFICANT CUSTOMERS

     Revenues from five customers accounted for approximately 20% of the Companies' revenues for the years ended December 31, 1994 and 1995 and for the six months ended June 30, 1995 and 1996.

                                SEIDEL DELIVERY

                                 (IN THOUSANDS)

3. PROPERTY AND EQUIPMENT

                                                                DECEMBER 31
                                                               -------------       JUNE 30
                                                               1994     1995        1996
                                                               ----     ----     -----------
                                                                                 (UNAUDITED)
    Vehicles.................................................  $ 29     $ 29        $  14
    Radio equipment..........................................    55       57           61
    Office furniture and equipment...........................    72       69           72
                                                               ----     ----        -----
                                                                156      155          147
    Less: Accumulated depreciation...........................    94      105          105
                                                               ----     ----        -----
                                                               $ 62     $ 50        $  42
                                                               ====     ====        =====

4. RELATED PARTY TRANSACTIONS

     The Companies paid building rent to their shareholder during the years ended December 31, 1994 and 1995 and the six months ended June 30, 1995 and 1996, totalling $42,000, $37,800, $21,000 (unaudited), and $21,500 (unaudited), respectively.

     The Companies paid certain license rental fees totaling $4,000 to a company wholly-owned by their shareholder during 1994.

5. PENDING TRANSACTION

     In March 1996, the shareholder entered into an agreement of intent for the sale of 100% of the Companies common stock to an unrelated third party.

------------------------------------------------------
------------------------------------------------------


  NO DEALER, SALES REPRESENTATIVE OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR BY ANY OTHER PERSON. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE OF THIS PROSPECTUS SUPPLEMENT.


                             ---------------------

                               TABLE OF CONTENTS


                             PROSPECTUS SUPPLEMENT



                                        PAGE
                                        ----
Selling Stockholders..................   S-2
Recent Developments...................   S-3
Management's Discussion and Analysis
  of Financial Conditions.............   S-4
Index to Financial Statements.........  SF-1

                 PROSPECTUS

Prospectus Summary....................     3
Risk Factors..........................     6
The Company...........................    10
Use of Proceeds.......................    10
Dividend Policy.......................    10
Selected Consolidated Financial
  Data................................    11
Pro Forma Financial Information.......    12
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    17
Business..............................    22
Management............................    31
Certain Transactions..................    36
Principal Stockholders................    38
Description of Capital Stock..........    39
Shares Eligible For Future Sale.......    42
Selling Stockholders..................    44
Plan of Distribution..................    45
Legal Matters.........................    45
Experts...............................    45
Additional Information................    46
Index to Financial Statements.........   F-1


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                                 891,645 SHARES


                                 [DYNAMEX LOGO]

                                  COMMON STOCK
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                             PROSPECTUS SUPPLEMENT



                                FEBRUARY 7, 1997


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